                                                      Registration No. 333-27123

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                          PRE-EFFECTIVE AMENDMENT NO. 1
                                   TO FORM S-6


              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

                               ------------------

                        NATIONWIDE VL SEPARATE ACCOUNT-A
                              (Exact Name of Trust)

                               ------------------

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                              One Nationwide Plaza
                              Columbus, Ohio 43216
              (Exact Name and Address of Depositor and Registrant)

                               Gordon E. McCutchan
                                    Secretary
                              One Nationwide Plaza
                              Columbus, Ohio 43216
                     (Name and address of Agent for Service)

                               ------------------

================================================================================

      The Registrant elects to register an indefinite number of securities by this registration statement in accordance with Rule 24f-2 under the Investment Company Act of 1940.

      Approximate date of proposed public offering: (As soon as practicable after the effective date of this Registration Statement).

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================


                                    1 of 87

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2

N-8B-2 Item                                       Caption in Prospectus

 1.........................................Nationwide Life and Annuity
                                           Insurance  Company
                                           The Variable Account
 2.........................................Nationwide Life and Annuity
                                           Insurance  Company
 3.........................................Custodian of Assets
 4.........................................Distribution of The Policies
 5.........................................The Variable Account
 6.........................................Not Applicable
 7.........................................Not Applicable
 8.........................................Not Applicable
 9.........................................Legal Proceedings
10.........................................Information About The Policies; How
                                           The Cash Value Varies; Right to
                                           Exchange for a Fixed Benefit Policy;
                                           Reinstatement; Other Policy
                                           Provisions
11.........................................Investments of The Variable
                                           Account
12.........................................The Variable Account
13.........................................Policy Charges
                                           Reinstatement
14.........................................Underwriting and Issuance -
                                           Premium Payments
                                           Minimum Requirements for
                                           Issuance of a Policy
15.........................................Investments of the Variable
                                           Account; Premium Payments
16.........................................Underwriting and Issuance -
                                           Allocation of Cash Value
17.........................................Surrendering The Policy for Cash
18.........................................Reinvestment
19.........................................Not Applicable
20.........................................Not Applicable
21.........................................Policy Loans
22.........................................Not Applicable
23.........................................Not Applicable
24.........................................Not Applicable
25.........................................Nationwide Life and Annuity
                                           Insurance  Company
26.........................................Not Applicable
27.........................................Nationwide Life and Annuity
                                           Insurance  Company
28.........................................Company Management
29.........................................Company Management
30.........................................Not Applicable
31.........................................Not Applicable
32.........................................Not Applicable
33.........................................Not Applicable
34.........................................Not Applicable
35.........................................Nationwide Life and Annuity
                                           Insurance  Company
36.........................................Not Applicable
37.........................................Not Applicable


                                    2 of 87

N-8B-2 Item                                       Caption in Prospectus

38.........................................Distribution of The Policies
39.........................................Distribution of The Policies
40.........................................Not Applicable
41(a)......................................Distribution of The Policies
42.........................................Not Applicable
43.........................................Not Applicable
44.........................................How The Cash Value Varies
45.........................................Not Applicable
46.........................................How The Cash Value Varies
47.........................................Not Applicable
48.........................................Custodian of Assets
49.........................................Not Applicable
50.........................................Not Applicable
51.........................................Summary of The Policies;
                                           Information About The Policies
52.........................................Substitution of Securities
53.........................................Taxation of The Company
54.........................................Not Applicable
55.........................................Not Applicable
56.........................................Not Applicable
57.........................................Not Applicable
58.........................................Not Applicable
59.........................................Financial Statements


                                    3 of 87

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                 P.O. Box 182150
                            Columbus, Ohio 43218-2150
                       (800) 547-7548, TDD (800) 238-3035

      CORPORATE FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
             ISSUED BY NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                  THROUGH ITS NATIONWIDE VL SEPARATE ACCOUNT-A

The Life Insurance Policies offered by this prospectus are variable universal life insurance policies (collectively referred to as the "Policies"). The Policies are designed for use by corporations and employers, to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. The Policies also may provide a Cash Surrender Value if the Policy is terminated during the lifetime of the Insured. The death benefit and Cash Value of the Policies may vary to reflect the experience of Nationwide VL Separate Account-A (the "Variable Account") or the Fixed Account to which Cash Values are allocated.

The Policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code (the "Code").

The Policy Owner may allocate Net Premiums and Cash Value to one or more of the Sub-Accounts of the Variable Account and the Fixed Account. The assets of each Sub-Account will be used to purchase, at net asset value, shares of a designated Underlying Mutual Fund in the following series:




American Century Variable Portfolios, Inc.:              Neuberger & Berman Advisers Management Trust:
   -American Century VP Balanced                            -Growth Portfolio
   -American Century VP Capital Appreciation                -Limited Maturity Bond Portfolio
   -American Century VP International                       -Partners Portfolio
   -American Century VP Value                            Oppenheimer Variable Accounts Funds:
Dreyfus:                                                    -Oppenheimer Bond Fund
   -Dreyfus Socially Responsible Growth Fund                -Oppenheimer Global Securities Fund
   -Dreyfus Stock Index Fund                                -Oppenheimer Growth Fund
Dreyfus Variable Investment Fund                            -Oppenheimer Multiple Strategies Fund
   -Capital Appreciation Portfolio                       Strong Opportunity Fund II, Inc.:
   -Growth & Income Portfolio**                          Strong Variable Insurance Funds, Inc.:
Fidelity Variable Insurance Products Fund:                  -Discovery Fund II, Inc.
   -Equity-Income Portfolio                                 -International Stock Fund II
   -Growth Portfolio                                     Van Eck Worldwide Insurance Trust:
   -High Income Portfolio**                                 -Gold and Natural Resources Fund
   -Overseas Portfolio                                      -Worldwide Bond Fund
Fidelity Variable Insurance Products Fund II:               -Worldwide Emerging Markets Fund
   -Asset Manager Portfolio                              Van Kampen American Capital Life Investment
   -Contrafund Portfolio                                 Trust:
Fidelity Variable Insurance Products Fund III               -American Capital Real Estate Securities Fund
   -Growth Opportunities Portfolio                       Warburg Pincus Trust:
Morgan Stanley Universal Funds, Inc.                        -International Equity Portfolio
   -Emerging Markets Debt Portfolio                         -Post-Venture Capital Portfolio
Nationwide Separate Account Trust:                          -Small Company Growth Portfolio
   -Capital Appreciation Fund
   -Government Bond Fund
   -Money Market Fund
   -Small Company Fund
   -Total Return Fund



**The Growth & Income Portfolio and the High Income Portfolio may invest in lower quality debt securities commonly referred to as junk bonds.

Nationwide Life and Annuity Insurance Company (the "Company") guarantees that the death benefit for a Policy will never be less than the Specified Amount stated on the Policy data pages as long as the Policy is in force. There is no guaranteed Cash Surrender Value. If the Cash Surrender Value is insufficient to cover the charges under the Policy, the Policy will lapse without value. This prospectus generally describes only that portion of the Cash Value allocated to the Variable Account. For a brief summary of the Fixed Account Option, see "The Fixed Account Option."

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR THE UNDERLYING MUTUAL FUND OPTION(S) BEING CONSIDERED MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION HEREWITH.

                 THE DATE OF THIS PROSPECTUS IS _______________.

                                GLOSSARY OF TERMS

Attained Age-The Insured's age on the Policy Date, plus the number of full years since the Policy Date.

Accumulation Unit-An accounting unit of measure used to calculate the Cash Value of the Variable Account.

Beneficiary-The person to whom the Death Proceeds are paid.

Cash Value-The sum of the Policy values in the Variable Account, Fixed Account and any associated value in the Policy Loan Account.

Cash Surrender Value-The Policy's Cash Value, less any Indebtedness under the Policy

Code-The Internal Revenue Code of 1986, as amended.

Company-Nationwide Life and Annuity Insurance Company.

Death Proceeds-Amount of money payable to the Beneficiary if the Insured dies while the Policy is in force prior to the Maturity Date.

Fixed Account-An investment option which is funded by the General Account of the Company.

General Account-All assets of the Company other than those of the Variable Account or in other separate accounts that have been or may be established by the Company.

Guideline Level Premium-The amount of level annual premium calculated in accordance with the provisions of the Code. It represents the level annual premiums required to mature the Policy under guaranteed mortality and current expense charges, and an interest rate of 4%.

Home Office-The main office of the Company located in Columbus, Ohio.

Indebtedness-Amounts owed the Company as a result of Policy loans including both principal and accrued interest.

Initial Premium-The Initial Premium is the premium required for coverage to become effective on the Policy Date. It is shown on the Policy Data Page.

Insured-The person whose life is covered by the Policy, and who is named on the Policy Data Page.

Maturity Date-The Policy Anniversary on or following the Insured's 100th birthday.

Monthly Anniversary Day-The same day as the Policy Date for each succeeding month.

Net Amount at Risk-For any Policy month, the Net Amount at Risk is the death benefit at the beginning of the Policy month minus the Cash Value calculated at the beginning of the Policy month prior to deduction of the base Policy cost of insurance charge.

Net Asset Value-The worth of one share at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the result by the number of shares outstanding.

Net Premiums-Net Premiums are equal to the actual premiums minus the percent of premium charge. The percent of premium charges are shown on the Policy Data Page.

Policy Anniversary-The same day and month as the Policy Date for succeeding years.

Policy Charges-All deductions made from the value of the Variable Account, or the Policy Cash Value.

Policy Date-The date the provisions of the Policy take effect, as shown on the Policy Owner's Policy Data Page.

Policy Loan Account-The Portion of the Cash Value which results from Policy Indebtedness.

Policy Owner-The person designated in the Policy application as the Owner.

Policy Year-Each year commencing with the Policy Date and each Policy Anniversary thereafter.

Scheduled Premium-The Scheduled Premium is shown on the Policy Data Page.

Specified Amount-A dollar amount used to determine the death benefit under a Policy. It is shown on the Policy Data Page.

Sub-Account-A part of the Variable Account, the assets of which are invested exclusively in a corresponding Underlying Mutual Fund.

Surrender Charge-An amount deducted from the Cash Value if the Policy is surrendered. This amount is zero.

Target Premium-The level annual premium at which the sales load is reduced on a current basis.

Underlying Mutual Funds-The underlying mutual funds which correspond to the Sub-Accounts of the Variable Account.

Valuation Date-Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

Valuation Period-A period commencing with the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

Variable Account-A separate investment account of the Company, Nationwide VL Separate Account-A.

                                  TABLE OF CONTENTS

GLOSSARY OF TERMS............................................................. 3
SUMMARY OF THE POLICIES....................................................... 8
    Variable Life Insurance................................................... 8
    The Variable Account and its Sub-Accounts................................. 8
    The Fixed Account......................................................... 8
    Deductions and Charges.................................................... 8
    Premiums.................................................................. 9
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY................................. 9
THE VARIABLE ACCOUNT.......................................................... 9
    Investments of the Variable Account.......................................10
    American Century Variable Portfolios, Inc., a member of
      American Century(SM) Investments........................................11
    Dreyfus...................................................................11
    Dreyfus Variable Investment Fund..........................................12
    Fidelity Variable Insurance Products Fund.................................12
    Fidelity Variable Insurance Products Fund II..............................13
    Fidelity Variable Insurance Products Fund III.............................13
    Morgan Stanley Universal Funds, Inc. .....................................14
    Nationwide Separate Account Trust.........................................14
    Neuberger & Berman Advisers Management Trust..............................15
    Oppenheimer Variable Account Funds........................................15
    Strong Opportunity Fund II, Inc. .........................................16
    Strong Variable Insurance Funds, Inc. ....................................16
    Van Eck Worldwide Insurance Trust.........................................16
    Van Kampen American Capital Life Investment Trust.........................17
    Warburg Pincus Trust......................................................17
    Reinvestment..............................................................17
    Transfers.................................................................18
    Dollar Cost Averaging.....................................................19
    Substitution of Securities................................................19
    Voting Rights.............................................................19
INFORMATION ABOUT THE POLICIES................................................20
    Underwriting and Issuance.................................................20
    -Minimum Requirements for Issuance of a Policy............................20
    -Premium Payments.........................................................20
    Allocation of Net Premium and Cash Value..................................20
    Short-Term Right to Cancel Policy.........................................21
POLICY CHARGES................................................................21
    Deductions from Premiums..................................................21
    Deductions from Cash Value................................................21
    -Monthly Cost of Insurance................................................21
    -Monthly Administrative Charge............................................22
    Deductions from the Sub-Accounts..........................................22
    Reduction of Charges (Policy and Sub-Accounts)............................22
    Expenses of the Underlying Mutual Funds...................................22
HOW THE CASH VALUE VARIES.....................................................25
    How the Investment Experience is Determined...............................25
    Net Investment Factor.....................................................25
    Valuation of Assets.......................................................26
    Determining the Cash Value................................................26
    Valuation Periods and Valuation Dates.....................................26
SURRENDERING THE POLICY FOR CASH..............................................26
    Right to Surrender........................................................26
    Cash Surrender Value......................................................26
    Partial Surrenders........................................................26
    -Preferred Partial Surrenders.............................................27
    -Reduction of the Specified Amount........................................27
    Maturity Proceeds.........................................................27
    Income Tax Withholding....................................................27

POLICY LOANS..................................................................27
    Taking a Policy Loan......................................................27
    Effect on Investment Performance..........................................27
    Interest..................................................................28
    Effect on Death Benefit and Cash Value....................................28
    Repayment.................................................................28
HOW THE DEATH BENEFIT VARIES..................................................28
    Calculation of the Death Benefit..........................................28
    Proceeds Payable on Death.................................................30
RIGHT OF CONVERSION...........................................................30
CHANGES OF INVESTMENT POLICY..................................................30
GRACE PERIOD..................................................................30
REINSTATEMENT.................................................................31
THE FIXED ACCOUNT OPTION......................................................31
CHANGES IN EXISTING INSURANCE COVERAGE........................................31
    Specified Amount Increases................................................31
    Specified Amount Decreases................................................32
    Changes in the Death Benefit Option.......................................32
OTHER POLICY PROVISIONS.......................................................32
    Policy Owner..............................................................32
    Beneficiary...............................................................32
    Assignment................................................................33
    Incontestability..........................................................33
    Error in Age .............................................................33
    Suicide...................................................................33
    Nonparticipating Policies.................................................33
    Riders....................................................................33
LEGAL CONSIDERATIONS..........................................................33
DISTRIBUTION OF THE POLICIES..................................................34
CUSTODIAN OF ASSETS...........................................................34
TAX MATTERS...................................................................34
    Policy Proceeds...........................................................34
    -Non-Resident Aliens......................................................35
    Taxation of the Company...................................................35
    Tax Changes...............................................................36
THE COMPANY...................................................................36
COMPANY MANAGEMENT............................................................37
    Directors of the Company..................................................37
    Executive Officers of the Company.........................................38
OTHER CONTRACTS ISSUED BY THE COMPANY.........................................38
STATE REGULATION..............................................................38
REPORTS TO POLICY OWNERS......................................................39
ADVERTISING...................................................................39
LEGAL PROCEEDINGS.............................................................39
EXPERTS.......................................................................39
REGISTRATION STATEMENT........................................................39
LEGAL OPINIONS................................................................39
APPENDIX 1....................................................................40
PERFORMANCE TABLES............................................................50

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THE PRIMARY PURPOSE OF THE POLICIES IS TO PROVIDE LIFE INSURANCE PROTECTION FOR THE BENEFICIARY NAMED IN THE POLICY. NO CLAIM IS MADE THAT THE POLICIES ARE IN ANY WAY SIMILAR OR COMPARABLE TO A SYSTEMATIC INVESTMENT PLAN OF A MUTUAL FUND.

                             SUMMARY OF THE POLICIES

Variable Life Insurance

The variable life insurance Policies offered by Nationwide Life and Annuity Insurance Company (the "Company") provide for life insurance coverage on the Insured. The Policies may provide for a Cash Surrender Value which is payable if the Policy is terminated during the Insured's lifetime.

The death benefit and Cash Value of the Policies may increase or decrease to reflect the investment performance of the Variable Account Sub-Accounts or the Fixed Account to which Cash Values are allocated (see "How the Death Benefit Varies"). There is no guaranteed Cash Surrender Value (see "How the Cash Value Varies"). If the Cash Surrender Value is insufficient to pay the Policy Charges, the Policy will lapse without value.

Under certain conditions, a Policy may become a modified endowment contract as a result of a material change or a reduction in benefits as defined by the Internal Revenue Code ("Code"). Excess premiums paid may also cause the Policy to become a modified endowment contract. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when the Policy's non-modified endowment contract status is in jeopardy (see "Tax Matters").

The Variable Account and Its Sub-Accounts

The Company places the Policy's Net Premiums in the Variable Account or the Fixed Account at the time the Policy is issued. The Policy Owner selects the sub-accounts of the Variable Account or the Fixed Account into which the Cash Value will be allocated. In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Net Premiums allocated to a sub-account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Assets of each sub-account are invested at net asset value in shares of a corresponding Underlying Mutual Fund (see "Allocation of Net Premium and Cash Value"). For a description of the Underlying Mutual Fund options and their investment objectives, see "Investments of the Variable Account."

The Fixed Account

The Fixed Account is funded by the assets of the Company's General Account. Cash Values allocated to the Fixed Account are credited with interest daily at a rate declared by the Company. The interest rate declared is at the Company's sole discretion, but may never be less than an effective annual rate of 3%.

Deductions and Charges

The Company deducts certain charges from the assets of the Variable Account and the Cash Value of the Policy. These charges are made for administrative and sales expenses, state premium taxes, providing life insurance protection and assuming the mortality and expense risks. For a discussion of any charges imposed by the Underlying Mutual Fund options, see the prospectuses of the respective Underlying Mutual Funds.

The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 5.5% of such premium payment during the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium during the first seven Policy Years, and 0% on all premiums thereafter.

The Company also deducts from premium payments a tax expense charge of 3.5%, on both a current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The
3.5 tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

      1.    monthly cost of insurance; plus

      2. monthly cost of any additional benefits provided by riders to the Policy; plus

      3. an administrative expense charge. This charge is currently $5.00 per month. The charge may be increased at the sole discretion of the Company but is guaranteed not to exceed $10.00 per month.

The Company also deducts on a daily basis from the assets of the Variable Account a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this annual effective rate will be 0.60% in the first through fourth Policy Years, 0.40% in fifth through twentieth Policy Years and 0.25% thereafter.

There are no Surrender Charges.


Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund (See "Expenses of the Underlying Mutual Funds").


Premiums

The minimum Initial Premium for which a Policy may be issued is equal to three monthly deductions. A policy may be issued to an Insured up to age 80. For a limited time, the Policy Owner has the right to cancel the Policy and receive a full refund of premiums paid (see "Short-Term Right to Cancel Policy"). The Initial Premium is due on the Policy Date. It will be credited on the Policy Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy data page. Premiums, other than the Initial Premium may be made at any time while the Policy is in force.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

Nationwide Life and Annuity Insurance Company (the "Company"), is a stock life insurance company organized under the laws of the State of Ohio in February, 1981. The Company is a member of Nationwide Insurance Enterprise which includes Nationwide Life Insurance Company, Nationwide Indemnity Company, Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, West Coast Life Insurance Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies. The Company's Home Office is at One Nationwide Plaza, Columbus, Ohio 43216.

The Company offers a multiple line of products, including annuities. It is admitted to do business in 46 states and the District of Columbia (for additional information, see "The Company").

                              THE VARIABLE ACCOUNT

The Variable Account was established by the Company on August 8, 1984. The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

The Variable Account is a separate investment account of the Company and as such, is not chargeable with the liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. The Death Benefit and Cash Value under the Policy may vary with the investment performance of the investments of the Variable Account (see "How the Death Benefit Varies" and "How Cash Value Varies").

Premium payments and Cash Value are allocated within the Variable Account among one or more Sub-Accounts. The assets of each Sub-Account are used to purchase shares of the Underlying Mutual Funds designated by the Policy Owner. Thus, the investment performance of a Policy depends upon the investment performance of the Underlying Mutual Fund options designated by the Policy Owner.

Investments of the Variable Account

At the time of application, the Policy Owner elects to have the Net Premiums allocated among one or more of the Variable Account Sub-Accounts and the Fixed Account (see "Allocation of Net Premium and Cash Value"). In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Net Premiums allocated to a sub-account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Any subsequent Net Premiums received after this period will be allocated based on the Fund allocation factors.

No less than 1% of Net Premiums may be allocated to any one Sub-Account or the Fixed Account. The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one Sub-Account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund option and as set forth in this prospectus (see "Transfers", "Allocation of Cash Value" and "Short-Term Right to Cancel Policy").

These Underlying Mutual Fund options are available only to serve as the underlying investment for variable annuity and variable life contracts issued through separate accounts of life insurance companies which may or may not be affiliated, also known as "mixed and shared funding." There are certain risks associated with mixed and shared funding, which is disclosed in the Underlying Mutual Funds' prospectuses. A full description of the Underlying Mutual Funds, their investment policies and restrictions, risks and charges are contained in the prospectuses of the respective Underlying Mutual Funds.

Additional Premium payments, upon acceptance, will be allocated to the Nationwide Separate Account Money Market Fund unless the Policy Owner specifies otherwise (see "Premium Payments").

Each of the Underlying Mutual Fund options is a registered investment company which receives investment advice from a registered investment adviser:

      1. American Century Variable Portfolios, Inc., a member of the American Century(SM) Investments;

      2. Dreyfus Stock Index Fund, managed by Wells Fargo Nikko Investment Advisors;

      3. The Dreyfus Socially Responsible Growth Fund, Inc., managed by The Dreyfus Corporation;

      4.    Dreyfus Variable Investment Fund, managed by The Dreyfus
            Corporation;

      5. Fidelity Variable Insurance Products Fund, managed by Fidelity Management & Research Company;

      6. Fidelity Variable Insurance Products Fund II, managed by Fidelity Management & Research Company;


      7. Fidelity Variable Insurance Products Fund III, managed by Fidelity Management & Research Company;

      8. Morgan Stanley Universal Funds, Inc., managed by Morgan Stanley Asset Management, Inc.;


      9. Nationwide Separate Account Trust, managed by Nationwide Advisory Services, Inc.;

      10. Neuberger & Berman Advisers Management Trust, managed by Neuberger & Berman Management Incorporated;

      11. Oppenheimer Variable Accounts Funds, managed by Oppenheimer Management Corporation;


      12. Strong Opportunity Fund II, Inc., managed by Strong Capital Management, Inc.;


      13. Strong Variable Insurance Funds, Inc., managed by Strong Capital Management

      14. Van Eck Worldwide Insurance Trust, managed by Van Eck Associates Corporation;

      15. Van Kampen American Capital Life Investment Trust, managed by Van Kampen American Capital Management, Inc.; and

      16.   Warburg Pincus Trust, managed by Warburg, Pincus Counsellors, Inc.

A summary of investment objectives is contained in the description of each Underlying Mutual Fund below. More detailed information may be found in the current prospectus for each Underlying Mutual Fund option. A prospectus for the Underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith.

American Century Variable Portfolios, Inc., a member of the American Century(SM) Investments

American Century Variable Portfolios, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end management company, designed only to provide investment vehicles for variable annuity and variable life insurance products of insurance companies. A member of the American Century(SM) Investments, American Century Variable Portfolios, Inc. is managed by American Century Investment Management, Inc.

-     American Century VP Balanced

      Investment Objective: Capital growth and current income. The Fund will seek to achieve its objective by maintaining approximately 60% of the assets of the Fund in common stocks (including securities convertible into common stocks and other equity equivalents) that are considered by management to have better-than-average prospects for appreciation and approximately 40% in fixed income securities. There can be no assurance that the Fund will achieve its investment objective.

-     American Century VP Capital Appreciation

      Investment Objective: Capital growth. The Fund will seek to achieve its objective by investing in common stocks (including securities convertible into common stocks and other equity equivalents) that meet certain fundamental and technical standards of selection and have, in the opinion of the Fund's investment manager, better than average potential for appreciation. The Fund tries to stay fully invested in such securities, regardless of the movement of stock prices generally.

      The Fund may invest in cash and cash equivalents temporarily or when it is unable to find common stocks meeting its criteria of selection. It may purchase securities only of companies that have a record of at least three years continuous operation. There can be no assurance that the Fund will achieve its investment objective.

-     American Century VP International

      Investment Objective: To seek capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. Securities of United States issuers may be included in the portfolio from time to time. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stocks), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total return potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities. There can be no assurance that the Fund will achieve its objectives.

-     American Century VP Value

      Investment Objective: The investment objective of the Fund is long-term capital growth; income is a secondary objective. Under normal market conditions, the Fund expects to invest at least 80% of the value of its total asset in equity securities, including common and preferred stock, convertible preferred stock and convertible debt obligations. The equity securities in which the Fund will invest will be primarily securities of well-established companies with intermediate-to-large market capitalization's that are believed by management to be undervalued at the time of purchase.

      (Although the Statement of Additional Information concerning American Century Variable Portfolios, Inc., refers to redemption's of securities in kind under certain conditions, all surrendering or redeeming Contract Owners will receive cash from the Company.)

Dreyfus

-     Dreyfus Socially Responsible Growth Fund, Inc.

      Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on

      October 7, 1993. Dreyfus Corporation serves as the Fund's investment advisor. Tiffany Capitol Advisors, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.

      Investment Objective: The Fund's primary goal is to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards, but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

-     Dreyfus Stock Index Fund

      Dreyfus Stock Index Fund is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. Wells Fargo Nikko Investment Advisors serves as the Fund's index fund manager. As of May 1, 1994, Dreyfus Life Insurance Index Fund began doing business as Dreyfus Stock Index Fund.

      Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

Dreyfus Variable Investment Fund

Dreyfus Variable Investment Fund (the "Fund") is an open-end, management investment company. It was organized as an unincorporated business trust under the laws of the Commonwealth of Massachusetts on October 29,1986 and commenced operations August 31, 1990. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager. Dreyfus is a wholly-owned subsidiary of Mellon Bank, N.A., which is a wholly-owned subsidiary of Mellon Bank Corporation.


-     Capital Appreciation Portfolio

      Investment Objective: The Fund's primary investment objective is to provide long-term capital growth consistent with the preservation of capital; current income is a secondary investment objective. This Fund invests primarily in the common stocks of domestic and foreign issuers.


-     Growth and Income Portfolio

      Investment Objective: To provide long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Portfolio invests in equity securities, debt securities and money market instruments of domestic and foreign issuers. The proportion of the Portfolio's assets invested in each type of security will vary from time to time in accordance with Dreyfus' assessment of economic conditions and investment opportunities. In purchasing equity securities, Dreyfus will invest in common stocks, preferred stocks and securities convertible into common stocks, particularly those which offer opportunities for capital appreciation and growth of earnings, while paying current dividends. The Portfolio will generally invest in investment-grade debt obligations, except that it may invest up to 35% of the value of its net assets in convertible debt securities rated not lower than Caa by Moody's Investor Service, Inc. or CCC by Standard & Poor's Ratings Group, Fitch Investors Service, L.P. or Duff & Phelps Credit Rating Co., or if unrated, deemed to be of comparable quality by Dreyfus. These securities are considered to have predominantly speculative characteristics with respect to capacity to pay interest and repay principal and are considered to be of poor standing. See "Investment Considerations and Risks-Lower Rated Securities" in the Portfolio's prospectuses.

Fidelity Variable Insurance Products Fund

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ('FMR') is the Fund's manager.

-     Equity-Income Portfolio

      Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The

      Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

-     Growth Portfolio

      Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other mutual funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.

-     High Income Portfolio

      Investment Objective: Seeks to obtain a high level of current income by investing primarily in high-risk, high-yielding, lower-rated, fixed-income securities, while also considering growth of capital. The portfolio's manager will seek high current income normally by investing the Portfolio's assets as follows:

      - at least 65% in income-producing debt securities and preferred stocks, including convertible securities, zero coupon securities, and mortgage-backed and asset-backed securities.

      - up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities.

Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

-     Overseas Portfolio

      Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

Fidelity Variable Insurance Products Fund II

The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. FMR is the Fund's manager.

-     Asset Manager Portfolio

      Investment Objective: To seek to obtain high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

-     Contrafund Portfolio

      Investment Objective: To seek capital appreciation by investing primarily in companies that the fund manager believes to be undervalued due to an overly pessimistic appraisal by the public. This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.


Fidelity Variable Insurance Products Fund III

The Fidelity Variable Insurance Products Fund III is an open-end, diversified, management investment company organized as a Massachusetts business trust on July 14, 1994. The Fund's name was changed from Fidelity Advisor Annuity Fund to Variable Insurance Products Fund III on December 30, 1996. The Fund shares are purchased by insurance companies to fund benefits under variable life insurance and annuity contracts. Fidelity Management & Research Company ("FMR") is the Fund's manager.

-     Growth Opportunities Portfolio

      Investment Objective: To provide capital growth by investing primarily in common stocks and securities convertible into common stocks. The Fund, under normal conditions, will invest at least 65% of its total assets in securities of companies that FMR believes have long-term growth potential. Although the Fund invests primarily in common stock and securities convertible into common stock, it has the ability to purchase other securities, such as preferred stock and bonds, that may produce capital growth. The Fund may invest in foreign securities without limitation.

Morgan Stanley Universal Funds, Inc.

Morgan Stanley Universal Funds, Inc. (the "Fund") is a mutual fund designed to provide investment vehicles for variable annuity contracts and variable life insurance policies and for certain tax-qualified investors. The Fund is an open-end management investment company, or mutual fund. The Fund is managed by Morgan Stanley Asset Management, Inc.

-     Emerging Markets Debt Portfolio

      Investment Objective: The Fund seeks high total return by investing primarily in dollar- and non-dollar denominated Fixed Income Securities of government and private-sector related issuers located in emerging market countries, which securities provide a high level of current income, while at the same time holding the potential for capital appreciation if the perceived creditworthiness of the issuer improves due to improving economic, financial, political, social or other conditions in the country in which the issuer is located.


Nationwide Separate Account Trust

Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts. The Trust offers shares in the five separate Mutual Funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable life insurance policies or variable annuity contracts issued by life insurance companies. The assets of the Trust are managed by Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216.

-     Capital Appreciation Fund

      Investment Objective: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.

-     Government Bond Fund

      Investment Objective: To provide as high a level of income as is consistent with capital preservation through investing primarily in bonds and securities issued or backed by the U.S. Government, its agencies or instrumentalities.

-     Money Market Fund

      Investment Objective: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

-     Small Company Fund

      Investment Objective: The Fund seeks long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalization's of less than $1 billion at the time of purchase. Nationwide Advisory Services, Inc. ("NAS"), the Fund's adviser, has contracted with a group of sub-advisers, each of which will manage a portion of the Fund's portfolio. These sub-advisers are the Dreyfus Corporation, Neuberger & Berman, L. P., Pictet International Management Limited, Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg Pincus Counsellors, Inc. The sub-advisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing a number of investment styles, NAS hopes to increase prospects for investment return and to reduce market risk and volatility.

-     Total Return Fund

      Investment Objective: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds with a primary emphasis on common stocks.

Neuberger & Berman Advisers Management Trust

Neuberger & Berman Advisers Management Trust is an open-end diversified management investment company established as a Massachusetts business trust on December 14, 1983. Shares of the Trust are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context. The investment adviser is Neuberger & Berman Management Incorporated.

-     Growth Portfolio

      Investment Objective: The Portfolio seeks capital growth through investments in common stocks of companies that the investment adviser believes will have above average earnings or otherwise provide investors with above average potential for capital appreciation. To maximize this potential, the investment adviser may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.

-     Limited Maturity Bond Portfolio

      Investment Objective: To provide the high level of current income, consistent with low risk to principal and liquidity. As a secondary objective, it also seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. It seeks to achieve its objectives through investments in a diversified portfolio of limited maturity debt securities. The Portfolio invests in securities which are at least investment grade and does not invest in junk bonds.

-     Partners Portfolio

      Investment Objective: To seek capital growth. This Portfolio will seek to achieve its objective by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and support from asset values. The objective of the Partners Portfolio is not fundamental and can be changed by the Trustees of the Trust without shareholder approval. Shareholders will, however, receive at least 30 days prior notice thereof. There is no assurance the investment objective will be met.

Oppenheimer Variable Account Funds

The Oppenheimer Variable Account Funds is an open-ended, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. Oppenheimer Management Corporation is the Funds' investment advisor.

-     Oppenheimer Bond Fund

      Investment Objective: Primarily to seek a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

-     Oppenheimer Global Securities Fund

      Investment Objective: To seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. Current income is not an objective. These securities may be considered to be speculative.


-     Oppenheimer Growth Fund

      Investment Objective: The Fund seeks to achieve capital appreciation by investing in securities of well-known established companies. In seeking its objective of capital appreciation, the Fund will emphasize investments in securities of well-known and established companies. Such securities generally have a history of earnings and dividends and are issued by seasoned companies (having an operating history of at least five years including predecessors). Current income is a secondary consideration in the selection of the Fund's portfolio securities.


-     Oppenheimer Multiple Strategies Fund

      Investment Objective: To seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.


Strong Opportunity Fund II, Inc.

The Strong Opportunity Fund II, Inc. (fka "Strong Special Fund II, Inc.") is a diversified, open-end management company commonly called a mutual fund. The Fund was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management Inc. (the "Advisor") is the investment advisor for the Fund.


      Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.

Strong Variable Insurance Funds, Inc.

Strong Variable Insurance Funds, Inc. ("Corporation") is an open-end management investment company, commonly referred to as a mutual fund. Incorporated in the State of Wisconsin, the Corporation has been authorized to issue shares of common stock and series and classes of series of common stock. The International Stock Fund II and The Strong Discovery Fund II, Inc. ("Funds") are offered by the Corporation to insurance company separate accounts for the purpose of funding variable life insurance policies and variable annuity contracts. Strong Capital Management, Inc. is the investment advisor to the Funds.

-     Discovery Fund II, Inc.

      Investment Objective: To seek maximum capital appreciation through investments in a diversified portfolio of securities. The Fund normally emphasizes investment in equity securities and may invest up to 100% of its total assets in equity securities including common stocks, preferred stocks and securities convertible into common or preferred stocks. Although the Fund normally emphasizes investment in equity securities, the Fund has the flexibility to invest in any type of security that the Advisor believes has the potential for capital appreciation including up to 100% of its total assets in debt obligations, including intermediate to long-term corporate or U.S. government debt securities.

-     International Stock Fund II

      Investment Objective: To seek capital growth by investing primarily in the equity securities of issuers located outside the United States.

Van Eck Worldwide Insurance Trust

Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a "business trust" under the laws of the Commonwealth of Massachusetts on January 7, 1987. Shares of the Trust are offered only to separate accounts of various insurance companies to fund benefits of variable insurance and annuity policies. The assets of the Trust are managed by Van Eck Associates Corporation.

-     Gold and Natural Resources Fund

      Investment Objective: To seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an objective.

-     Worldwide Bond Fund

      Investment Objective: To seek high total return through a flexible policy of investing globally, primarily in debt securities. The Fund does not invest in junk bonds.

-     Worldwide Emerging Markets Fund

      Investment Objective: Seeks long-term capital appreciation by investing primarily in equity securities in emerging markets around the world. The Fund specifically emphasizes investment in countries that, compared to the world's major economies, exhibit relatively low gross national product per capita, as well as the potential for rapid economic growth. Peregrine Asset Management (Hong Kong) Limited serves as sub-investment adviser to this Fund.

Van Kampen American Capital Life Investment Trust

The American Capital Life Investment Trust is an open-end diversified management investment company organized as a Massachusetts business trust on June 3, 1985. The Trust offers shares in separate funds which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the Fund's investment adviser.

-     American Capital Real Estate Securities Fund

      Investment Objective: To seek long-term capital growth by investing in a portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Fund may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. There can be no assurance that the Fund will achieve its investment objective.

Warburg Pincus Trust

The Warburg Pincus Trust ("Trust") is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Trust portfolios are managed by Warburg, Pincus Counsellors, Inc. ("Counsellors.")

-     International Equity Portfolio

      Investment Objective: To seek long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of "Counsellors" have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

-     Post-Venture Capital Portfolio

      Investment Objective: The Portfolio seeks long-term growth of capital by investing primarily in equity securities of issuers in their post-venture capital stage of development and pursues an aggressive investment strategy. Under normal market conditions, the Portfolio will invest at least 65% of its total assets in equity securities of "post-venture capital companies." A post-venture capital company is one that has received venture capital financing either (a) during the early stages of the company's existence or the early stages of the development of a new product or service or (b) as a part of a restructuring or recapitalization of the company. The Portfolio may invest up to 10% of its assets in venture capital and other investment funds.

-     Small Company Growth Portfolio

      Investment Objective: To seek capital growth by investing in a portfolio of equity securities of small-sized domestic companies. The Portfolio ordinarily will invest at least 65% of its total assets in common stocks or warrants of small-sized companies (i.e., companies having stock market capitalization's of between $25 million and $1 billion at the time of purchase) that represent attractive opportunities for capital growth. The Portfolio intends to invest primarily in companies whose securities are traded on domestic stock exchanges or in the over-the-counter market. The Portfolio's investments will be made on the basis of their equity characteristics and securities ratings generally will not be a factor in the selection process.

Reinvestment

The Funds described above have as a policy the distribution of dividends in the form of additional shares (or fractions thereof) of the Underlying Mutual Funds. The distribution of additional shares will not affect the number of Accumulation Units attributable to a particular Policy (see "Allocation of Net Premium and Cash Value").

Transfers

The Policy Owner may transfer amounts between the Fixed Account and the Sub-Accounts, without penalty or adjustment, subject to the following requirements. During any Policy Year, the Company reserves the right to restrict such transfers between the Fixed Account and the Sub-Accounts to one transfer per Policy Year.

Transfers made from the Fixed Account must be made within 45 days after the end of an interest rate guarantee period (the period of time for which the current interest crediting rate is guaranteed by the Company). The Company reserves the right to restrict the amount transferred from the Fixed Account to 20% of that portion of the Cash Value attributable to the Fixed Account as of the end of the previous Policy Year.

Transfers made to the Fixed Account may not be made either: (a) prior to the first Policy Anniversary; or (b) within 12 months subsequent to a prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of that portion of the Cash Value attributable to the Sub-Accounts as of the close of business of the prior Valuation Period. The Company further reserves the right to refuse a transfer to the Fixed Account, in the event the Cash Value attributable to the Fixed Account should be greater than or equal to 30% of the Cash Value.

Transfers may be made either in writing or, in states allowing such transfers, by telephone. In states allowing telephone transfers, and if the Owner so elects, the Company will also permit the Policy Owner to utilize the Telephone Exchange Privilege for exchanging amounts among Sub-Account options. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security number, and/or personal identification number; tape recording all telephone transactions; and providing written confirmation thereof to both the Policy Owner and any agent of record at the last address of record. Although failure to follow reasonable procedures may result in the Company's liability for any losses due to unauthorized or fraudulent telephone transfers, the Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner.

Policy Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging" below) may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

Policies described in this prospectus may in some cases be sold to individuals who independently utilize the services of a firm or individual engaged in market timing. Generally, such firms or individuals obtain authorization from multiple Policy Owners to make transfers and exchanges among the Sub-Accounts (the Underlying Mutual Funds) on the basis of perceived market trends. Because of the unusually large transfers of funds associated with some of these transactions, the ability of the Company or Underlying Mutual Funds to process such transactions may be compromised, and the execution of such transactions may possibly disadvantage or work to the detriment of other Policy Owners not utilizing market timing services.

Accordingly, the right to exchange Cash Surrender Values among the Sub-Accounts may be subject to modification if such rights are exercised by a market timing firm or any other third party authorized to initiate transfer or exchange transactions on behalf of multiple Policy Owners. THE RIGHTS OF INDIVIDUAL POLICY OWNERS TO EXCHANGE CASH SURRENDER VALUES, WHEN INSTRUCTIONS ARE SUBMITTED DIRECTLY BY THE POLICY OWNER, OR BY THE POLICY OWNER'S REPRESENTATIVE OF RECORD AS AUTHORIZED BY THE EXECUTION OF A VALID NATIONWIDE LIMITED POWER OF ATTORNEY FORM, WILL NOT BE MODIFIED IN ANY WAY. In modifying such rights, the Company may, among other things, not accept (1) the transfer or exchange instructions of any agent acting under a power of attorney on behalf of more than one Policy Owner, or (2) the transfer or exchange instructions of individual Policy Owners who have executed pre-authorized transfer or exchange forms which are submitted by market timing firms or other third parties on behalf of more than one Policy Owner at the same time. The Company will not impose any such restrictions or otherwise modify exchange rights unless such action is reasonably intended to prevent the use of such rights in a manner that will disadvantage or potentially impair the contract rights of other Policy Owners.

Dollar Cost Averaging

The Policy Owner may direct the Company to automatically transfer from the Money Market Sub-Account, Fixed Account, or the Limited Maturity Bond Portfolio Sub-Account to any other Sub-Account within the Variable Account on a monthly basis or as frequently as otherwise authorized by the Company. This service is intended to allow the Policy Owner to utilize dollar cost averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that dollar cost averaging, will result in a profit or protect against loss in a declining market. To qualify for dollar cost averaging, there must be a minimum total Cash Value, less Policy Indebtedness, of $15,000. Transfers for purposes of dollar cost averaging can only be made from the Money Market Sub-Account, Fixed Account, or the Limited Maturity Bond Portfolio Sub-Account. The minimum monthly dollar cost averaging transfer is $100. In addition, dollar cost averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the dollar cost averaging program is requested. Transfers out of the Fixed Account, other than for dollar cost averaging, may be subject to certain additional restrictions (see "Transfers" above). A written election of this service, on a form provided by the Company, must be completed by the Policy Owner in order to begin transfers. Once elected, transfers from the Money Market Sub-Account, Fixed Account, or the Limited Maturity Bond Portfolio Sub-Account will be processed monthly until either the value in the Money Market Sub-Account, Fixed Account, or the Limited Maturity Bond Portfolio Sub-Account is completely depleted or the Policy Owner instructs the Company in writing to cancel the transfers.

The Company reserves the right to discontinue offering dollar cost averaging upon 30 days written notice to Policy Owners. However, any such discontinuation would not affect dollar cost averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

Substitution of Securities

If shares of the Underlying Mutual Fund options should no longer be available for investment by the Variable Account or, if in the judgment of the Company's management further investment in such Underlying Mutual Funds should become inappropriate in view of the purposes of the Policy, the Company may substitute shares of another Underlying Mutual Fund for shares already purchased or to be purchased in the future by Net Premium payments under the Policy. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it and any state insurance department may impose.

Voting Rights

Voting rights under the Policies apply only with respect to Cash Value allocated to the Sub-Accounts of the Variable Account.

In accordance with its view of present applicable law, the Company will vote the shares of the Underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the Underlying Mutual Funds in accordance with instructions received from Policy Owners. However, if the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the Underlying Mutual Funds in its own right, the Company may elect to do so.

The Policy Owner shall have the voting interest under a Policy. The number of shares in each Sub-Account for which the Policy Owner may give voting instructions is determined by dividing any portion of the Policy's Cash Value derived from participation in that Underlying Mutual Fund by the net asset value of one share of that Underlying Mutual Fund.

The number of shares which a person has a right to vote will be determined as of a date chosen by the Company, but not more than 90 days prior to the meeting of the Underlying Mutual Fund. Voting instructions will be solicited by written communication prior to such meeting.

The Company will vote Underlying Mutual Fund shares in accordance with instructions received from the Policy Owners. Underlying Mutual Fund shares held by the Company or by the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received.

Each person having a voting interest in the Variable Account will receive periodic reports relating to investments of the Variable Account, the Underlying Mutual Funds' proxy material and a form with which to give such voting instructions.

Notwithstanding contrary Policy Owner voting instructions, the Company may vote Underlying Mutual Fund shares in any manner necessary to enable the Underlying Mutual Fund to: (1) make or refrain from making any change in the investments or investment policies for any of the Underlying Mutual Funds, if required by an insurance regulatory authority; (2) refrain from making any change in the investment policies or any investment adviser or principal underwriter of any portfolio which may be initiated by Policy Owners or the Underlying Mutual Fund's Board of Directors, provided the Company's disapproval of the change is reasonable and, in the case of a change in the investment policies or investment adviser, based on a good faith determination that such change would be contrary to state law or otherwise inappropriate in light of the portfolio's objective and purposes; or (3) enter into or refrain from entering into any advisory agreement or underwriting contract, if required by any insurance regulatory authority.

                         INFORMATION ABOUT THE POLICIES

Underwriting and Issuance

-Minimum Requirements for Issuance of a Policy

The Policies are designed to provide life insurance coverage and the flexibility to vary the amount and frequency of premium payments. At issue, the Policy Owner selects the initial Specified Amount and premium. The minimum Specified Amount is $50,000 ($100,000 in Pennsylvania and New Jersey). Policies may be issued to Insured's who are 80 or younger at the time of issue. Before issuing any Policy, the Company requires satisfactory evidence of insurability which may include a medical examination.

-Premium Payments

The Initial Premium for a Policy is payable in full at the Company's Home Office or to an authorized agent. Upon payment of an initial premium, temporary insurance may be provided, subject to a maximum amount. The effective date of permanent insurance coverage is dependent upon completion of all underwriting requirements, payment of Initial Premium, and delivery of the policy while the Insured is still living.

Premiums, other than the Initial Premium, may be made at any time while the Policy is in force. Each premium payment must be at least $50. The Company reserves the right to require satisfactory evidence of insurability before accepting any premium payment which results in an increase in the Net Amount at Risk. The Company will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify the Policy as a contract for life insurance. The Company may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments. Additional premium payments or other changes to the contract, may jeopardize the Policy's non-modified endowment status. The Company will monitor premiums paid and other policy transactions and will notify the Policy Owner when non-modified endowment contract status is in jeopardy (see "Tax Matters").

Allocation of Net Premium and Cash Value

The designation of investment allocations will be made by the prospective Policy Owner at the time of application for a Policy. The Policy Owner may change the way in which future Net Premiums are allocated by giving written notice to the Company. All percentage allocations must be in whole numbers, and must be at least 1%. The sum of allocations must equal 100%. At the time a Policy is issued, its Cash Value will be determined as if the Policy had been issued and the Initial Net Premium is invested on the date such premium was received in good order by the Company.

In such states which require a return of premiums to those Policy Owners exercising their short term right to cancel (see "Short Term Right to Cancel Policy"), Net Premiums will be allocated to the Nationwide Separate Account Trust Money Market Fund sub-account (for any Net Premiums allocated to a sub-account on the application) or the Fixed Account until the expiration of the period in which the Policy Owner may exercise his or her short-term right to cancel the Policy. Net Premiums not designated for the Fixed Account will be placed in the Nationwide Separate Account Trust Money Market Sub-Account. At the expiration of the period in which the Policy Owner may exercise his or her short term right to cancel the Policy, shares of the Underlying Mutual Funds specified by the Policy Owner are purchased at net asset value for the respective sub-account(s). The Policy Owner may change the allocation of Net Premiums or may transfer Cash Value from one sub-account to another, subject to such terms and conditions as may be imposed by each Underlying Mutual Fund and as set forth in this prospectus.

Short-Term Right to Cancel Policy

A Policy may be returned for cancellation and a full refund of premium within 10 days after the Policy is received, within 45 days after the application for insurance is signed, or within 10 days after the Company mails or delivers a Notice of Right of Withdrawal, whichever is latest. The Policy can be mailed or delivered to the registered representative who sold it, or to the Company. Immediately after such mailing or delivery, the Policy will be deemed void from the beginning. The Company will refund the amount prescribed by the state in which the Policy was issued in within seven days after it receives the Policy. The amount of the refund will be either the Premiums paid or the Cash Surrender Value. The scope of this right varies by state. The exact policy provision approved or used in a particular state will be disclosed in any policy issued.

                                 POLICY CHARGES

Deductions from Premiums


The Company deducts a sales load from each premium payment received which is guaranteed never to exceed 5.5% of such premium payment during the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium during the first seven Policy Years, and 0% on all premiums thereafter. The Target Premium is a premium level based upon a percentage of the Guideline Level Premium. The Target Premium is the level annual premium amount at which the sales load is reduced on a current basis.


The Company also deducts from premium payments a tax expense charge of 3.5%, on both a current and guaranteed basis, of all premium payments. This charge reimburses the Company for premium taxes imposed by various state and local jurisdictions and for federal taxes imposed under Section 848 of the Code. The 3.5% tax expense rate consists of the following components: (1) a state premium tax rate of 2.25%; and (2) a federal tax rate of 1.25%.

The Company expects to pay an average state premium tax rate of approximately 2.25% of premiums for all states, although such tax rates range by state from 0% to 4%. To reimburse the Company for the payment of state premium taxes associated with the Policies, the Company deducts a charge for state premium taxes equal to 2.25% of all premium payments received. This charge may be more or less than the amount actually assessed by the state in which a particular Policy Owner lives. The 1.25% federal tax component is designed to reimburse the Company for expenses incurred from federal taxes imposed under Section 848 of the Code (enacted by the Omnibus Budget Reconciliation Act of 1990). The Company does not expect to make a profit from this charge.

Deductions from Cash Value

The Company also deducts the following charges from the Policy's Cash Value on the Policy Date and each subsequent Monthly Anniversary Day:

      1.    monthly cost of insurance charges; plus

      2.    monthly cost of any additional benefits provided by riders; plus

      3.    monthly administrative expense charge.

These deductions will be charged proportionately to the Cash Value in each Variable Account Sub-Account and the Fixed Account.

-Monthly Cost of Insurance

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the Net Amount at Risk. If death benefit Option 1 is in effect and there have been increases in the Specified Amount, then the Cash Value shall first be considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the additional increases in Specified Amount resulting from the increases in the order of the increases.

Monthly cost of insurance rates will be unisex and will not exceed those guaranteed in the Policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Male Mortality Table, Age Last Birthday, aggregate as to tobacco status (1980 CSO). Guaranteed cost of insurance rates for Policies issued on a substandard basis are based on appropriate percentage multiples of the 1980 CSO.

The rate class of an Insured may affect the cost of insurance rate. The Company currently places Insured's into both standard rate classes and substandard classes that involve a higher mortality risk. In an otherwise identical Policy, an Insured in the standard rate class will have a lower cost of insurance than an Insured in a rate class with higher mortality risks. The Company may also issue certain Policies on a "Non Medical", guaranteed issue or simplified issue basis to certain categories of individuals. Due to the underwriting criteria established for Policies issued on a Non Medical basis, actual rates will be higher than the current cost of insurance rates being charged under Policies that are medically underwritten.

-Monthly Administrative Charge

The Company deducts a monthly Administrative Expense Charge to reimburse it for certain expenses related to maintenance of the Policies, accounting and record keeping and periodic reporting to Policy Owners. This charge is designed only to reimburse the Company for certain actual administrative expenses. The Company does not expect to recover from this charge any amount in excess of aggregate maintenance expenses. On a current basis this charge is $5.00 per month in all Policy Years. On a guaranteed basis this charge is $10.00 per month in all Policy Years.

Deductions from the Sub-Accounts

The Company assumes certain risks for guaranteeing the mortality and expense charges. The mortality risks assumed under the Policies is that the Insured may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the Policies may be greater than expected. In addition, the Company assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to Policies which lapse or are surrendered in the early Policy Years.

To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a daily basis from the assets of the Variable Account a charge to provide for mortality and expense risks. This charge is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this rate will be 0.60% during the first through fourth Policy Years, 0.40% during the fifth through twentieth Policy Years, and 0.25% thereafter. To the extent that future levels of mortality and expenses are less than or equal to those expected, the Company may realize a profit from this charge. Unrecovered expenses are born by the Company's general assets which may include profits, if any, from mortality and expense risk charges.

The Company does not currently assess any charge for income taxes incurred by the Company as a result of the operations of the Sub-Accounts of the Variable Account (see "Taxation of the Company"). The Company reserves the right to assess a charge for such taxes against the Variable Account if the Company determines that such taxes will be incurred.

Reduction of Charges (Policy and Sub-Accounts)

The Policy is available for purchase by individuals, corporations and other groups. For group or sponsored arrangements (including employees of the Company and their family members) and for special exchange programs which the Company may make available from time to time, the Company reserves the right to reduce or eliminate the sales load, mortality and expense risk charges, monthly administrative charge, monthly cost of insurance charges or other charges normally assessed on certain multiple life cases where it is expected that the size or nature of such cases will result in savings of sales, underwriting, administrative or other costs.

Eligibility for and the amount of these reductions will be determined by a number of factors, including the number of Insured's, the total premium expected to be paid, total assets under management for the Policy Owner, the nature of the relationship among individual Insured's, the purpose for which the Policies are being purchased, the expected persistency of individual Policies, and any other circumstances which, in the opinion of the Company is rationally related to the expected reduction in expenses. The extent and nature of reductions may change from time to time. Any variations in the charge structure will be determined in a uniform manner reflecting differences in costs of services and not unfairly discriminatory to Policy Owners.

Expenses of the Underlying Mutual Funds

Underlying Mutual Fund shares are purchased at net asset value, which reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Underlying Mutual Fund's investment adviser for managing the Underlying Mutual Fund and selecting its portfolio of securities. Other Underlying Mutual Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Underlying Mutual Fund. The management fees and other expenses for each Underlying Mutual Fund for its most recently completed fiscal year, expressed as a percentage of the Underlying Mutual Fund's average assets, are as follows:

                     Underlying Mutual Fund Annual Expenses
                          (After Expense Reimbursement)


                                                                          ------------------------------------
                                                                           Management      Other        Total
                                                                              Fees        Expenses    Expenses

--------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.-American Century VP Balanced      1.00%         0.00%        1.00%
--------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.-American Century VP Capital       1.00%         0.00%        1.00%
Appreciation
--------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.-American Century VP               1.50%         0.00%        1.50%
International
--------------------------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc.-American Century VP Value         1.00%         0.00%        1.00%
--------------------------------------------------------------------------------------------------------------
Dreyfus Socially Responsible Growth Fund                                     0.72%         0.24%        0.96%
--------------------------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund                                                     0.25%         0.05%        0.30%
--------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund- Growth & Income Portfolio.                 0.75%         0.08%        0.83%
--------------------------------------------------------------------------------------------------------------
Dreyfus Variable Investment Fund-Growth & Income Portfolio                   0.75%         0.08%        0.83%
--------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Equity-Income Portfolio                                    0.51%         0.07%        0.58%
--------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Growth Portfolio                                           0.61%         0.08%        0.69%
--------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-High Income Portfolio                                      0.59%         0.12%        0.71%
--------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund-Overseas Portfolio                                         0.76%         0.17%        0.93%
--------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II-Asset Manager Portfolio                                 0.64%         0.10%        0.74%
--------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund II-Contrafund Portfolio                                    0.61%         0.13%        0.74%
--------------------------------------------------------------------------------------------------------------
Fidelity VIP Fund III-Growth Opportunities Portfolio                         0.61%         0.16%        0.77%
--------------------------------------------------------------------------------------------------------------
Morgan Stanley Universal Funds, Inc.-Emerging Markets Debt Portfolio         0.80%         0.50%        1.30%
--------------------------------------------------------------------------------------------------------------
Neuberger & Berman Advisers Management                                       0.83%         0.09%        0.92%
Trust-Growth Portfolio
--------------------------------------------------------------------------------------------------------------
Neuberger & Berman Advisers Management                                       0.65%         0.13%        0.78%
Trust-Limited Maturity Bond Portfolio
--------------------------------------------------------------------------------------------------------------
Neuberger & Berman Advisers Management                                       0.84%         0.11%        0.95%
Trust-Partners Portfolio
--------------------------------------------------------------------------------------------------------------
NSAT-Capital Appreciation Fund                                               0.50%         0.02%        0.52%
--------------------------------------------------------------------------------------------------------------
NSAT-Government Bond Fund                                                    0.50%         0.01%        0.51%
--------------------------------------------------------------------------------------------------------------
NSAT-Money Market Fund                                                       0.50%         0.03%        0.53%
--------------------------------------------------------------------------------------------------------------
NSAT Small Company Fund                                                      1.00%         0.10%        1.10%
--------------------------------------------------------------------------------------------------------------
NSAT-Total Return Fund                                                       0.50%         0.02%        0.52%
--------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Fund-Oppenheimer Bond Fund                      0.74%         0.04%        0.78%
--------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Fund-Oppenheimer Global Securities Fund         0.73%         0.08%        0.81%
--------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Fund-Oppenheimer Growth Fund                    0.75%         0.04%        0.79%
--------------------------------------------------------------------------------------------------------------
Oppenheimer Variable Account Fund-Oppenheimer Multiple Strategies            0.73%         0.04%        0.77%
--------------------------------------------------------------------------------------------------------------
Strong Opportunity Fund II, Inc.                                             1.00%         0.17%        1.17%
--------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc. - Discovery Fund II, Inc.              1.00%         0.22%        1.22%
--------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc. - International Stock Fund II          1.00%         0.59%        1.59%
--------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust-Gold and Natural Resources Fund            1.00%         0.08%        1.08%
--------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust-Worldwide Bond Fund                        1.00%         0.08%        1.08%
--------------------------------------------------------------------------------------------------------------
Van Eck Worldwide Insurance Trust-Worldwide Emerging Markets Fund            1.00%         0.00%        1.00%
--------------------------------------------------------------------------------------------------------------
Van Kampen American Capital Life Investment Trust -                          0.83%         0.27%        1.10%
American Capital Real Estate Securities Fund
--------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust-International Equity Portfolio                          0.62%         0.78%        1.40%
--------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust-Post-Venture Capital Portfolio                          0.96%         0.40%        1.36%
--------------------------------------------------------------------------------------------------------------
Warburg Pincus Trust-Small Company Growth Portfolio                          0.90%         0.26%        1.16%
--------------------------------------------------------------------------------------------------------------


The Underlying Mutual Fund expenses shown above are assessed at the Underlying Mutual Fund level and are not direct charges against the Variable Account or reductions in Cash Value. These Underlying Mutual Fund expenses are taken into consideration in computing each Underlying Mutual Fund's net asset value, which is the share price used to calculate the Variable Account's unit value. The management fees and other expenses are more fully described in the prospectuses for each individual Underlying Mutual Fund. None of the above Underlying Mutual Funds are subject to 12b-1 fees. The following Underlying Mutual Funds are subject to the following fee waiver or expense reimbursement arrangements:

-------------------------------------------------------------------------------------------
                FUND                            EXPENSES WITHOUT REIMBURSEMENT OR WAIVER
-------------------------------------------------------------------------------------------
American Century Variable Portfolios, Inc. -    Absent a waiver of fees by the Portfolio's
American Century  VP Value                      investment adviser and co-administrator,
                                                Management Fees for the Portfolio would
                                                equal 1.25%; Other Expenses would equal
                                                .81%; Total Portfolio Operating Expenses
                                                would have been 2.06%.
-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                FUND                            EXPENSES WITHOUT REIMBURSEMENT OR WAIVER
-------------------------------------------------------------------------------------------
Dreyfus Stock Index Fund                        In the event that aggregate expenses of the
                                                Fund exceed .40 of 1% of the value of the
                                                Fund's average net assets for the fiscal
                                                year, the Fund may deduct from the payment
                                                to be made to Dreyfus, or Dreyfus will bear,
                                                such excess expense. In addition, the Fund
                                                may waive receipt of its fees and/or
                                                voluntarily assume certain expenses of the
                                                Fund, which would have the effect of
                                                lowering the overall expense ratio of the
                                                Fund.
-------------------------------------------------------------------------------------------
Dreyfus Socially Responsible Growth Fund        In the event that aggregate expenses of the
                                                Fund exceed .40 of 1% of the value of the
                                                Fund's average net assets for the fiscal
                                                year, the Fund may deduct from the payment
                                                to be made to Dreyfus, or Dreyfus will bear,
                                                such excess expense. In addition, the Fund
                                                may waive receipt of its fees and/or
                                                voluntarily assume certain expenses of the
                                                Fund, which would have the effect of
                                                lowering the overall expense ratio of the
                                                Fund.
-------------------------------------------------------------------------------------------
Fidelity VIP Fund - Equity-Income Portfolio     The Adviser has voluntarily agreed subject
                                                to revision or termination to reimburse a
                                                fund if, and to the extent that, its
                                                aggregate operating expenses, including
                                                management fees, exceed a specified annual
                                                rate for the fund. The expense cap is: 1.50%
                                                imposed on October 9, 1986. Since the
                                                expense ratio is significantly below the
                                                expense cap there is no reimbursement and
                                                none anticipated during the current year.
                                                Since there is no reimbursement the
                                                discontinuance of the arrangement has no
                                                effect on total fund operating expenses.
--------------------------------------------------------------------------------------------
Fidelity VIP Fund - Growth Portfolio            The Fund may, from time to time, agree to
                                                reimburse a fund for management fees and
                                                other expenses above a specified limit. The
                                                Fund retains the ability to be repaid if
                                                expenses fall below the specified limit
                                                prior to the end of the fiscal year.
                                                Reimbursement arrangements, which may be
                                                terminated at any time, can decrease the
                                                Fund's expense and boost its performance.
--------------------------------------------------------------------------------------------
Fidelity VIP Fund - High-Income Portfolio       The Fund may, from time to time, agree to
                                                reimburse a fund for management fees and
                                                other expenses above a specified limit. The
                                                Fund retains the ability to be repaid if
                                                expenses fall below the specified limit
                                                prior to the end of the fiscal year.
                                                Reimbursement arrangements, which may be
                                                terminated at any time, can decrease the
                                                Fund's expense and boost its performance.
--------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products            The Adviser has voluntarily agreed subject
Fund - Overseas Portfolio                       to revision or termination to reimburse a
                                                fund if, and to the extent that, its
                                                aggregate operating expenses, including
                                                management fees, exceed a specified annual
                                                rate for the fund. The expense cap is: 1.50%
                                                imposed on January 28, 1986. Since the
                                                expense ratio is significantly below the
                                                expense cap there is no reimbursement and
                                                none anticipated during the current year.
                                                Since there is no reimbursement the
                                                discontinuance of the arrangement has no
                                                effect on total fund operating expenses.
--------------------------------------------------------------------------------------------
Fidelity VIP Fund II - Asset Manager            The Fund may, from time to time, agree to
Portfolio                                       reimburse a fund for management fees and
                                                other expenses above a specified limit. The
                                                Fund retains the ability to be repaid if
                                                expenses fall below the specified limit
                                                prior to the end of the fiscal year.
                                                Reimbursement arrangements, which may be
                                                terminated at any time, can decrease the
                                                Fund's expense and boost its performance.

--------------------------------------------------------------------------------------------
Fidelity VIP Fund II - Contrafund Portfolio     The Fund may, from time to time, agree to
                                                reimburse a fund for management fees and
                                                other expenses above a specified limit. The
                                                Fund retains the ability to be repaid if
                                                expenses fall below the specified limit
                                                prior to the end of the fiscal year.
                                                Reimbursement arrangements, which may be
                                                terminated at any time, can decrease the
                                                Fund's expense and boost its performance.
--------------------------------------------------------------------------------------------
Neuberger&Berman Advisers Management            The Fund manager will limit expenses by
Trust - Growth Portfolio                        reimbursing the Portfolio for its operating
                                                expenses and its pro rata share of operating
                                                expenses, that exceed 1% of the Fund's
                                                average daily net asset value.
--------------------------------------------------------------------------------------------
Neuberger&Berman Advisers Management            The Fund manager will limit expenses by
Trust - Limited Maturity Bond Portfolio         reimbursing the Portfolio for its operating
                                                expenses and its pro rata share of operating
                                                expenses, that exceed 1% of the Fund's
                                                average daily net asset value.
--------------------------------------------------------------------------------------------
Neuberger&Berman Advisers Management            The Fund manager will limit expenses by
Trust - Partners Portfolio                      reimbursing the Portfolio for its operating
                                                expenses and its pro rata share of operating
                                                expenses, that exceed 1% of the Fund's
                                                average daily net asset value.
--------------------------------------------------------------------------------------------

Oppenheimer Variable Account Funds -            Total mutual fund expenses would have been
Oppenheimer Growth Fund                         0.81% in the absence of a voluntary one-time
                                                fee reimbursement described in the Statement
                                                of Additional Information.

--------------------------------------------------------------------------------------------
Van Kampen American Capital Life                The Trust reimburses the Adviser for the
Investment Trust - Real Estate                  cost of the Fund's accounting services.
Securities Fund                                 Further, the Adviser and the Subadviser may,
                                                from time to time, agree to waive their
                                                respective investment advisory fees or any
                                                portion thereof or elect to reimburse the
                                                Fund for ordinary business expenses in
                                                excess of an agreed upon amount.
--------------------------------------------------------------------------------------------
Warburg Pincus Trust - International Equity     The Management Fees, Other Expenses and
Portfolio                                       Total Portfolio Operating Expenses are net
                                                of any fee waivers or expense
                                                reimbursements. Without such waivers or
                                                reimbursements, Management Fees would have
                                                equaled 1.00%, Other Expenses would have
                                                equaled 1.21% and total Portfolio Operating
                                                Expenses would have equaled 2.21%. The
                                                Fund's investment adviser had undertaken to
                                                reduce or otherwise limit Total Portfolio
                                                Operating Expenses; there is no assurance
                                                that these undertakings will continue.
--------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                FUND                            EXPENSES WITHOUT REIMBURSEMENT OR WAIVER
-------------------------------------------------------------------------------------------
Warburg Pincus Trust - Small Company            The Management Fees, Other Expenses and
Growth Portfolio                                Total Portfolio Operating Expenses are net
                                                of any fee waivers or expense
                                                reimbursements. Without such waivers or
                                                reimbursements, Management Fees would have
                                                equaled .90%, Other Expenses would have
                                                equaled .60% and total Portfolio Operating
                                                Expenses would have equaled 1.50%. The
                                                Fund's investment adviser had undertaken to
                                                reduce or otherwise limit Total Portfolio
                                                Operating Expenses; there is no assurance
                                                that these undertakings will continue.
--------------------------------------------------------------------------------------------

The information relating to the Underlying Mutual Fund expenses was provided by the Underlying Mutual Fund and was not independently verified by the Company.

                            HOW THE CASH VALUE VARIES

On any date during the Policy Year, the Cash Value equals the Cash Value on the preceding Valuation Date, plus any Net Premium applied since the previous Valuation Date, minus any partial surrenders, plus or minus any investment results, and less any Policy Charges.

There is no guaranteed Cash Value. The Cash Value will vary with the investment experience of the Variable Account and/or the daily crediting of interest in the Fixed Account and Policy Loan Account depending on the allocation of Cash Value by the Policy Owner.

How the Investment Experience is Determined

The Cash Value in each Sub-Account is converted to Accumulation Units of that Sub-Account. The conversion is accomplished by dividing the amount of Cash Value allocated to a Sub-Account by the value of an Accumulation Unit for the Sub-Account of the Valuation Period during which the allocation occurs.

The value of an Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the Underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

Net Investment Factor

The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:

(a)   is the net of:

      (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

      (2) the per share amount of any dividend or capital gain distributions made by the Underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b)   is the net of:

      (1) the net asset value per share of the Underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period, plus or minus

      (2) the per share charge or credit, if any, for any taxes reserved for in the immediately preceding Valuation Period (see "Charge For Tax Provisions").

(c) is a factor representing the daily Mortality and Expense Risk Charge deducted from the Variable Account. Such factor is guaranteed not to exceed an annual effective rate of 0.75% of the daily net assets of the Variable Account. On a current basis this annual effective rate will be 0.60% during the first through fourth Policy Years, 0.40% during the fifth through twentieth Policy Years, and 0.25% thereafter.

For Underlying Mutual Fund options that credit dividends on a daily basis and pay such dividends once a month, the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the net asset value of Underlying Mutual Fund shares, because of the deduction for Mortality and Expense Risk Charge, and any charge or credit for tax reserves.

Valuation of Assets

Underlying Mutual Fund shares in the Variable Account will be valued at their net asset value.

Determining the Cash Value

The sum of the value of all Variable Account Accumulation Units attributable to the Policy and amounts credited to the Fixed Account and the Policy Loan Account is the Cash Value. The number of Accumulation Units credited per each Sub-Account are determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the premium is received by the Company. In the event part or all of the Cash Value is surrendered or charges or deductions are made against the Cash Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate amount from the Fixed Account will be deducted in the same proportion that the Policy Owner's interest in the Variable Account and the Fixed Account bears to the total Cash Value.

The Cash Value in the Fixed Account and the Policy Loan Account is credited with interest daily at an effective annual rate which the Company periodically declares. The annual effective rate will never be less than 3%. Upon request, the Company will inform the Policy Owner of the then applicable rates for each account.

Valuation Periods and Valuation Dates

A Valuation Period is the period commencing at the close of business on the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date. A Valuation Date is each day that the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is sufficient degree of trading that the current net asset value of the Accumulation Units might be materially affected.

                        SURRENDERING THE POLICY FOR CASH

Right to Surrender

The Policy Owner may surrender the Policy in full at any time while the Insured is living and receive its Cash Surrender Value. The cancellation will be effective as of the date the Company receives a proper written request for cancellation and the Policy. Such written request must be signed. Where permitted, the Company will require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange, or by a Commercial Bank or a Savings and Loan, which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.

Cash Surrender Value

The Cash Surrender Value increases or decreases daily to reflect the investment experience of the Variable Account and the daily crediting of interest in the Fixed Account and the Policy Loan Account. The Cash Surrender Value equals the Policy's Cash Value, next computed after the date the Company receives a proper written request for surrender and the Policy, minus any charges, Indebtedness or other deductions due on that date.

Partial Surrenders

After the Policy has been in force for one year, the Policy Owner may request a partial surrender. Partial surrenders will be permitted only if they satisfy the following requirements:

      1.    The minimum partial surrender is $500;

      2. The partial surrender may not reduce the Specified Amount to less than $50,000;

      3. After the partial surrender, the Cash Surrender Value is greater than $500 or an amount equal to three times the current monthly deduction, if higher; and

      4. After the partial surrender, the Policy continues to qualify as life insurance.

When a partial surrender is made, the Cash Value will be reduced by the amount of the partial surrender. Further, the Specified Amount will be reduced by the amount necessary to prevent any increase to the Net Amount at Risk, unless the Policy Owner elects that the partial surrender be treated as a preferred partial surrender. (Any such reduction to the Specified Amount will be done in the manner as set forth below).

-Preferred Partial Surrenders

A partial surrender may be considered a preferred partial surrender if the following conditions are met: (1) such surrender occurs before the 15th Policy Anniversary; and (2) the surrender amount plus the amount of any previous preferred policy surrenders in that same Policy Year does not exceed 10% of the Cash Surrender Value as of the beginning of the Policy Year.

-Reduction of the Specified Amount

When a partial surrender is made, in addition to the Cash Value being reduced by the amount of the partial surrender, the Specified Amount also is reduced, except for a preferred partial surrender. The reduction to the Specified Amount will be made in the following order: (1) against the most recent increase in the Specified Amount; (2) against the next most recent increases in the Specified Amount in succession; and (3) against the Specified Amount under the original application.

Maturity Proceeds

The Maturity Date is the Policy Anniversary on or next following the Insured's 100th birthday. The maturity proceeds will be payable to the Policy Owner on the Maturity Date provided the Policy is still in force. The Maturity Proceeds will be equal to the amount of the Policy's Cash Value, less any Indebtedness.

Income Tax Withholding

Federal law requires the Company to withhold income tax from any portion of surrender proceeds that is subject to tax, unless the Policy Owner advises the Company, in writing, of his or her request not to withhold.

If the Policy Owner requests that the Company not withhold taxes, or if the taxes withheld are insufficient, the Policy Owner may be liable for payment of an estimated tax. The Policy Owner should consult his or her tax advisor.

In certain employer-sponsored life insurance arrangements, including equity split dollar arrangements, participants may be required to report for income tax purposes, one or more of the following: (1) the value each year of the life insurance protection provided, (2) an amount equal to any employer-paid premiums; or (3) some or all of the amount by which the current value exceeds the employer's interest in the Contract. Participants should consult with the sponsor or the administrator of the Plan, and/or with their personal tax or legal advisor, to determine the tax consequences, if any, of their employer-sponsored life insurance arrangements.

                                  POLICY LOANS

Taking a Policy Loan

After the first Policy Year, the Policy Owner may take a Policy loan using the Policy as security. Maximum Policy Indebtedness is limited to 90% of the Cash Value in the Sub-Accounts of the Variable Account plus 100% of the Cash Value in the Fixed Account plus 100% of the Cash Value in the Policy Loan Account. The Company will not grant a loan for an amount less than $500 (unless otherwise required by state law). Should the Death Proceeds become payable, the Policy be surrendered, or the Policy mature while a loan is outstanding, the amount of Policy Indebtedness will be deducted from the death benefit, Cash Surrender Value or the maturity value, respectively.

Any request for a Policy loan must be in written form satisfactory to the Company. The request must be signed. Where permitted, the Company will require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchange; or by a Commercial Bank or a Savings and Loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties (see "Tax Matters").

A Policy Owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the Policy from lapsing. The amount of such payments necessary to prevent the Policy from lapsing would increase with age (see "Tax Matters").

Effect on Investment Performance

When a loan is made, an amount equal to the amount of the loan is transferred from the Variable Account to the Policy Loan Account. If the assets relating to a Policy are held in more than one Sub-Account, withdrawals from Sub-Accounts will be made in proportion to the assets in each Variable Sub-Account at the time of the loan. Policy loans will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Sub-Accounts. The amount taken out of the Variable Account will not be affected by the Variable Account's investment experience while the loan is outstanding.

Interest

On a current and guaranteed basis, any Cash Value allocated to the Policy Loan Account will be credited with an annual effective rate of 3.0% in Policy Years 2 and thereafter. The loan interest rate is guaranteed to not exceed 3.75% per year for all Policy loans. On a current basis, the loan interest rate is 3.6% in Policy Years one through four, 3.4% in Policy Years five through twenty, and 3.25% thereafter. In the event that it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, the Company retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under Federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which the Company considers to be more likely to result in the transaction being treated as a loan under Federal tax law.

Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. The earned interest is transferred from the Policy Loan Account to a Variable Account or the Fixed Account on each Policy Anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the Fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each Policy Year or at the time of loan repayment. Unpaid interest will be added to the existing Policy Indebtedness as of the due date and will be charged interest at the same rate as the rest of the Indebtedness.

Whenever the total Policy Indebtedness exceeds the Cash Value, the Company will send a notice to the Policy Owner and the assignee, if any. The Policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total Policy Indebtedness to an amount equal to the total Cash Value plus an amount sufficient to continue the Policy in force for 3 months.

Effect on Death Benefit and Cash Value

A Policy loan, whether or not repaid, will have a permanent effect on the Death Benefit and Cash Value because the investment results of the Variable Account or the Fixed Account will apply only to the non-loaned portion of the Cash Value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Variable Account or the Fixed Account while the loan is outstanding, the effect could be favorable or unfavorable.

Repayment

All or part of the Indebtedness may be repaid at any time while the Policy is in force during the Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Loan repayments will be credited to the Variable Sub-Accounts and the Fixed Account in proportion to the Policy Owner's Underlying Mutual Fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. The Company reserves the right to require that any loan repayments resulting from Policy loans transferred from the Fixed Account must be first allocated to the Fixed Account.

                          HOW THE DEATH BENEFIT VARIES

Calculation of the Death Benefit

At issue, the Policy Owner selects the Specified Amount, death benefit option, and definition of life insurance (Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test) pursuant to Section 7702 of the Code.

While the Policy is in force, the death benefit will never be less than the Specified Amount. The death benefit may vary with the Cash Value of the Policy, which depends on investment performance.

The Policy Owner may choose one of three death benefit options.

Under Option 1, the death benefit will be the greater of the Specified Amount or the applicable percentage of cash value. Under Option 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance and may not change at all. If investment performance is favorable the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations.

Under Option 2, the death benefit will be the greater of the Specified Amount plus the Cash Value as of the date of death, or the applicable percentage of cash value and will vary directly with the investment performance.

Under Option 3, the death benefit is the greater of: the applicable percentage of the Cash Value (see Table below) as of the date of death; or the Specified Amount plus the lesser of either: (i) the maximum increase amount shown on the Policy, or (ii) the amount of all premium payments and interest accrued at the Option 3 interest rate as shown in the Policy, accumulated up to the date of death, less any partial surrenders and applicable interest accrued at the Option 3 interest rate as shown in the Policy. Once elected, Option 3 is irrevocable.

The "Applicable Percentage" for the Guideline Premium/Cash Value Corridor Test is in the Tables below:

                    APPLICABLE PERCENTAGE OF CASH VALUE TABLE

  Attained    Percentage     Attained    Percentage     Attained    Percentage
     Age     of Cash Value     Age      of Cash Value     Age      of Cash Value

    0-40         250%           60          130%           80          105%
     41          243%           61          128%           81          105%
     42          236%           62          126%           82          105%
     43          229%           63          124%           83          105%
     44          222%           64          122%           84          105%

     45          215%           65          120%           85          105%
     46          209%           66          119%           86          105%
     47          203%           67          118%           87          105%
     48          197%           68          117%           88          105%
     49          191%           69          116%           89          105%

     50          185%           70          115%           90          105%
     51          178%           71          113%           91          104%
     52          171%           72          111%           92          103%
     53          164%           73          109%           93          102%
     54          157%           74          107%           94          101%

     55          150%           75          105%           95          101%
     56          146%           76          105%           96          101%
     57          142%           77          105%           97          101%
     58          138%           78          105%           98          101%
     59          134%           79          105%           99          101%

The "Applicable Percentage" for the Cash Value Accumulation Test is the Table below:

  Attained     Percentage    Attained    Percentage     Attained     Percentage
    Age      of Cash Value     Age     of Cash Value      Age      of Cash Value


     16        708.43%          44        292.29%          72         141.69%
     17        687.69%          45        283.37%          73         139.10%
     18        667.85%          46        274.79%          74         136.66%
     19        648.73%          47        266.55%          75         134.38%
     20        630.14%          48        258.61%          76         133.56%
     21        611.94%          49        250.98%          77         132.83%
     22        594.06%          50        243.65%          78         132.18%
     23        576.45%          51        236.59%          79         131.58%
     24        559.07%          52        229.82%          80         131.04%
     25        541.95%          53        223.34%          81         130.55%

  Attained     Percentage    Attained    Percentage     Attained     Percentage
    Age      of Cash Value     Age     of Cash Value      Age      of Cash Value


     26        525.08%          54        217.13%          82         130.12%
     27        508.52%          55        211.19%          83         127.37%
     28        492.32%          56        205.51%          84         124.75%
     29        476.49%          57        200.06%          85         122.26%
     30        461.08%          58        194.84%          86         119.89%
     31        446.10%          59        189.84%          87         117.63%
     32        431.57%          60        185.03%          88         115.44%
     33        417.50%          61        180.43%          89         113.31%
     34        403.89%          62        176.02%          90         112.35%
     35        390.73%          63        171.81%          91         111.38%
     36        378.03%          64        167.80%          92         110.38%
     37        365.79%          65        163.98%          93         109.32%
     38        354.01%          66        160.34%          94         108.18%
     39        342.67%          67        156.86%          95         106.94%
     40        331.77%          68        153.54%          96         105.62%
     41        321.30%          69        150.37%          97         104.27%
     42        311.24%          70        147.33%          98         102.99%
     43        301.57%          71        144.44%          99         101.98%


In the event the Policy Owner has a substandard rating, the above percentages will differ.

Proceeds Payable on Death

The actual Death Proceeds payable on the Insured's death will be the death benefit as described above, less any Policy Indebtedness and less any unpaid Policy Charges. Under certain circumstances, the Death Proceeds may be adjusted (see "Incontestability", "Error in Age", and "Suicide").

                               RIGHT OF CONVERSION


The Policy Owner may at any time, upon written request to the Company within 24 months of the Policy Date, make an irrevocable, one-time election to transfer all Sub-Account Cash Values to the Fixed Account. The Right of Conversion provision is subject to state availability.


                          CHANGES OF INVESTMENT POLICY

The Company may materially change the investment policy of the Variable Account. The Company must inform the Policy Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the Policy Owners or if it renders the Company's operations hazardous to the public. If a Policy Owner objects, the Policy Owner may elect to transfer all Sub-Account Cash Value to the Fixed Account. No transfer charges will be assessed. The Policy Owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of such change to make this conversion. The Company will not require evidence of insurability for this conversion.

The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the death benefit of the Policy converted on the date of such conversion.

                                  GRACE PERIOD

If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current Policy Charges, a Grace Period of 61 days from the Monthly Anniversary Day will be allowed for the payment of a premium equal to three times the current monthly deduction. The Company will send a notice at the start of the Grace Period to the Policy Owner's address as indicated on the application or the last address specified. If the required premium is not paid by the end of the Grace Period, the Policy will terminate without value. If the Insured dies during the Grace Period, the Company will pay the Death Proceeds.

                                  REINSTATEMENT

If the Grace Period ends and the Policy Owner has neither paid the required premium nor surrendered the Policy for its Cash Surrender Value, the Policy Owner may reinstate the Policy by:

      1. submitting a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date;

      2.    providing evidence of insurability satisfactory to the Company;

      3. paying sufficient premium to cover all policy charges that were due and unpaid during the Grace Period;

      4. paying sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and

      5. paying or reinstating any Indebtedness against the Policy which existed at the end of the Grace Period.

The effective date of a reinstated Policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by the Company. If the Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the Cash Value at the end of the Grace Period.

Unless the Policy Owner has provided otherwise, all amounts will be allocated based on the Underlying Mutual Fund allocation factors in effect at the start of the Grace Period.

                            THE FIXED ACCOUNT OPTION

Under exemptive and exclusionary provisions, interests in the Company's General Account have not been registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the General Account nor any interests therein is subject to the provisions of these Acts, and the Company has been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus relating to the Fixed Account option. Disclosures regarding the General Account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

As explained earlier, a Policy Owner may elect to allocate or transfer all or part of the Cash Value to the Fixed Account and the amount allocated or transferred becomes part of the Company's General Account. The Company's General Account consists of all assets of the Company other than those in the Variable Account and in other separate accounts that have been or may be established by the Company. Subject to applicable law, the Company has sole discretion over the investment of the assets of the General Account, and Policy Owners do not share in the investment experience of those assets. The Company guarantees that the part of the Cash Value invested under the Fixed Account option will accrue interest daily at an effective annual rate that the Company declares periodically. The Fixed Account crediting rate will not be less than an effective annual rate of 3%. Upon request the Company will inform a Policy Owner of the then applicable rate. The Company is not obligated to credit interest at a higher rate.

                     CHANGES IN EXISTING INSURANCE COVERAGE

The Policy Owner may request certain changes in the insurance coverage under the Policy. Any request must be in writing and received at the Company's Home Office. No change will take effect unless the Cash Surrender Value, after the change, is sufficient to keep the Policy in force for at least 3 months.

Specified Amount Increases

After the first Policy Year, the Policy Owner may request an increase to the Specified Amount. Any increase will be subject to the following conditions:

      1.    the request must be applied for in writing;

      2.    satisfactory evidence of insurability must be provided;

      3.    the increase must be for a minimum of $10,000;

      4. the Cash Surrender Value is sufficient to continue the Policy in force for at least 3 months; and

      5.    age limits are the same as for a new issue.

Any approved increase will have an effective date of the Monthly Anniversary Day on or next following the date the Company approves the supplemental application unless a different date is requested by the Policy Owner. The Company reserves the right to limit the number of Specified Amount increases to one each Policy Year.

Specified Amount Decreases

After the first Policy Year, the Policy Owner may also request a decrease to the Specified Amount. Any approved decrease will be effective on the Monthly Anniversary Day on or next following the date the Company receives the request. Any such decrease shall reduce insurance in the following order:

      1.    against insurance provided by the most recent increase;

      2.    against the next most recent increases successively; and

      3.    against insurance provided under the original application.

The Company reserves the right to limit the number of Specified Amount decreases to one each Policy Year. The Company will refuse a request for a decrease which would:

      1. reduce the Specified Amount to less than $50,000 ($100,000 in New Jersey and Pennsylvania); or

      2.    disqualify the Policy as a contract for life insurance.

Changes in the Death Benefit Option

After the first Policy Year, the Policy Owner may elect to change the death benefit option under the Policy from either Option 1 to Option 2, or from Option 2 to Option 1. Initial elections to Option 3 are irrevocable. Accordingly, such changes to or from Option 3 are not permitted. Only one change of death benefit option is permitted per Policy Year. The effective date of such change will be the Monthly Anniversary Day following the date such change is approved by the Company.

In order for any such change in the death benefit option to become effective, the Cash Surrender Value, after such change, must be sufficient to keep the Policy in force for at least three months subsequent to said change.

The Company will adjust the Specified Amount such that the Net Amount at Risk remains constant. Any such change which would result in the Specified Amount being reduced to an amount in which the total premiums paid exceed the premium limit required by applicable state law to qualify the Policy as a contract for life insurance will not be permitted.

                             OTHER POLICY PROVISIONS

Policy Owner

While the Insured is living, all rights in this Policy are vested in the Policy Owner named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a contingent Policy Owner or a new Policy Owner while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded. The Company may require that the Policy be submitted for endorsement before making a change.

If the Policy Owner is other than the Insured and names no contingent Policy Owner, and dies before the Insured, the Policy Owner's rights in this Policy belong to the Policy Owner's estate.

Beneficiary

The Beneficiary(ies) shall be as named in the application or as subsequently changed, subject to assignment, if any.

The Policy Owner may name a new Beneficiary while the Insured is living. Any change must be in a written form satisfactory to the Company and recorded at the Company's Home Office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by the Company before it was recorded.

If any Beneficiary predeceases the Insured, that Beneficiary's interest passes to any surviving Beneficiary(ies), unless otherwise provided. Multiple Beneficiaries will be paid in equal shares, unless otherwise provided. If no named Beneficiary survives the Insured's, the Death Proceeds shall be paid to the Policy Owner or the Policy Owner's estate.

Assignment

While the Insured is living, the Policy Owner may assign his or her rights in the Policy. The assignment must be in writing, signed by the Policy Owner and recorded by the Company at its Home Office. Any assignment will not affect any payments made or actions taken by the Company before it was recorded. The Company is not responsible for any assignment not submitted for recording, nor is the Company responsible for the sufficiency or validity of any assignment. The assignment will be subject to any Indebtedness owed to the Company before it was recorded.

Incontestability

The Company will not contest payment of the Death Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, the Company will not contest payment of the Death Proceeds based on such an increase after it has been in force during the Insured's lifetime for 2 years from its effective date.

Error in Age

If the age of the Insured has been misstated, the affected benefits will be adjusted. The amount of the death benefit will be (1) multiplied by (2) and then the result added to (3), where:

      1. is the amount of the death benefit at the time of the Insured's death reduced by the amount of the Cash Value at the time of the Insured's death;

      2. is the ratio of the monthly cost of insurance applied in the policy month of death and the monthly cost of insurance that should have been applied at the true age in the policy month of death; and

      3.    is the Cash Value at the time of the Insured's death.

Suicide

If the Insured dies by suicide, while sane or insane, within two years from the Policy Date, the Company will pay no more than the sum of the premiums paid, less any Indebtedness. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, the Company will pay no more than the amount paid for such additional benefit.

Nonparticipating Policies

These are Nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of the Company.

Riders

A rider may be added as an addition to the Policy. Riders currently include:

      1.    Base Insured Term Rider;
      2.    Change of Insured Rider; and
      3.    Additional Protection Rider.

Rider availability varies by state.

                              LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The Policies offered by this prospectus are based upon actuarial tables which distinguish between men and women and thus the Policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this Policy.

                          DISTRIBUTION OF THE POLICIES

The Policies will be sold by licensed insurance agents in those states where the Policies may lawfully be sold. Such agents will be registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD"). The Policies will be distributed by the General Distributor, Nationwide Advisory Services, Inc. ("NAS"), One Nationwide Plaza, Columbus, Ohio 43216.

NAS is a corporation which was organized under the laws of the State of Ohio on April 8, 1965. NAS is both a broker-dealer and registered investment adviser. As such, it is the principal underwriter for several open-end investment companies and for a number of separate accounts issued of the Company and Nationwide Life Insurance Company (" NLIC") to fund the benefits of variable insurance and annuity polices. NAS also currently acts as the investment adviser and/or administrator for the mutual fund portfolios sold through NAS's registered representatives and for some of the mutual fund portfolios which act as underlying investment options for the variable insurance and annuity policies issued by the Company or NLIC.


NAS acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide Variable Account-9, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, Nationwide VLI Separate Account-3, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates. NAS is a wholly owned subsidiary of the Company.


NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II, and Nationwide Asset Allocation Trust, which are open-end management investment companies.

Gross first year commissions plus any expense allowance payments made by the Company on the sale of these Policies distributed by the General Distributor will not exceed 40% of the Target Premium plus 5% of any excess premium payments in year one and 25% of the Target Premium plus 5% on the excess premium in years two through four. Gross renewal commissions paid at the beginning of Policy Year five and beyond by the Company will not exceed 2.5% of actual premium payments plus an annual effective rate of 0.20%, paid quarterly, of the Cash Value as of the end the prior quarter.

                               CUSTODIAN OF ASSETS

The Company serves as the Custodian of the assets of the Variable Account.

                                   TAX MATTERS

Policy Proceeds

Section 7702 of the Code provides that if certain tests are met, a Policy will be treated as a life insurance policy for federal tax purposes. The Company will monitor compliance with these tests. The Policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the Death Proceeds payable under a Policy are excludable from gross income of the beneficiary under Section 101 of the Code.

Section 7702A of the Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Code provides for taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill or chronically ill individuals) are subject to federal income taxes a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the Policy Owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the Policy Owner as defined in the Code. Under certain circumstances, certain distributions made under a Policy on the life of a "terminally ill individual" or a "chronically ill individual," as those terms are defined in the Code, are excludable from gross income.

The Policies offered by this prospectus may or may not be issued as modified endowment contracts. The Company will monitor premiums paid and will notify the Policy Owner when the policy's non-modified endowment status is in jeopardy. If a Policy is not a modified endowment contract, a cash distribution during the first 15 years after a Policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the Owner pursuant to
Section 7702(f)(7) of the Code. The Policy Owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a Policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Code.

In addition to meeting the tests required under Sections 7702, Section 817(h) of the Code requires that the investments of separate accounts such as the Variable Account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the Policy Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Policy Owner if the income, for the period the policy was not diversified, had been received by the Policy Owner. If the failure to diversify is not corrected in this manner, the Policy Owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the Internal Revenue Service have suggested, from time to time, that the number of Underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of Underlying Mutual Funds, transfers between Underlying Mutual Funds, exchanges of Underlying Mutual Funds or changes in investment objectives of Underlying Mutual Funds such that the Policy would no longer qualify as life insurance under Section 7702 of the Code, the Company will take whatever steps are available to remain in compliance.

The Company will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the Sub-Account investments to remain in compliance.

A total surrender or cancellation of the Policy by lapse or the maturity of the Policy on its Maturity Date may have adverse tax consequences. If the amount received by the Policy Owner plus total Policy Indebtedness exceeds the premiums paid into the Policy, the excess generally will be treated as taxable income, regardless of whether or not the Policy is a modified endowment contract.

- Non-Resident Aliens

Distributions of income to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. The Company is required to withhold such amount from the Distribution and remit it to the Internal Revenue Service. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to the Company sufficient proof of his or her residency and citizenship in the form and manner prescribed by the Internal Revenue Service. In addition, for any Distribution made after December 31, 1997, the NRA must obtain an individual Taxpayer Identification Number from the Internal Revenue Service, and furnish that number to the Company prior to the Distribution. If the Company does not have the proper proof of citizenship or residency and (for Distributions after December 31, 1997) a proper individual Taxpayer Identification Number prior to any Distribution, the Company will be required to withhold 30% of the income, regardless of any treaty provision.

A payment may not be subject to withholding where the recipient sufficiently establishes to the Company that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includable in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if not taxpayer identification number, or an incorrect taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Policy Owner or Beneficiary.

Taxation of the Company

The Company is taxed as a life insurance company under the Code. The Variable Account will not be taxed separately from the Company as a "regulated investment company" under Sub-chapter M of the Code. Investment income and realized capital gains on the assets of the Variable Account are reinvested and taken into account in determining the value of Accumulation Units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the Policies. Under Ohio law, in general, variable account assets are immune from the claims of the general creditors of the Company to the extent of the reserves and other policy liabilities.

The Company does not initially expect to incur any Federal income tax liability that would be chargeable to the Variable Account. Based upon these expectations, no charge is currently being made against the Variable Account for federal income taxes. If, however, the Company determines that on a separate Company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the Variable Account.

The Company may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

Tax Changes

The foregoing discussion, which is based on the Company's understanding of federal tax laws as they are currently interpreted by the Internal Revenue Service, is general and is not intended as tax advice.

In the recent past, the Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the Policies. It is reasonable to believe that such proposals, and other proposals will be considered in the future, and some may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the Policy.

If the Policy Owner, Insured, or Beneficiary or other person receiving any benefit or interest in or from the Policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the Policy, the Death Benefit, or other Distributions and/or ownership of the Policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a Policy may be changed retroactively. There is no way of predicting if when, and to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

THE FOREGOING IS A GENERAL EXPLANATION AS TO CERTAIN TAX MATTERS PERTAINING TO INSURANCE POLICIES. IT IS NOT INTENDED TO BE LEGAL OR TAX ADVICE, AND SHOULD NOT TAKE THE PLACE OF YOUR INDEPENDENT LEGAL, TAX AND/OR FINANCIAL ADVISOR.

                                   THE COMPANY

The life insurance business, which includes product lines in health insurance and annuities, is the only business in which the Company is engaged.

The Company markets its Policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

The Company serves as depositor for the Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VA Separate Account-C, Nationwide VA Separate Account-B, and Nationwide VA Separate Account-A, each of which is a registered investment company.

The Company, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

The Company operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance Company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, the Company shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

The Company does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. The Company shares Home Office, other facilities and equipment with Nationwide Mutual Insurance Company.

                               COMPANY MANAGEMENT

Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Indemnity Company, Nationwide Life Insurance Company, Nationwide Property and Casualty Insurance Company, National Casualty Company, Scottsdale Indemnity Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide Insurance Enterprise.

The companies comprising the Nationwide Insurance Enterprise have substantially common boards of directors and officers. Nationwide Financial Services, Inc. is the sole shareholder of Nationwide Life.

Directors of the Company

                                  Director
              Name                  Since   Principal Occupation

Lewis J. Alphin                     1993    Farm Owner and Operator (1)

Keith W. Eckel                      1996    Partner, Fred W. Eckel Sons;
                                            President, Eckel Farms, Inc. (1)

Willard J. Engel                    1994    General Manager Lyon County
                                            Co-Operative Oil Company (1)

Fred C. Finney                      1992    Owner and Operator, Moreland Fruit
                                            Farm; Operator, Melrose Orchard (1)

Charles L. Fuellgraf, Jr. * +       1969    Chief Executive Officer, Fuellgraf
                                            Electric Company. (1)

Joseph J. Gasper*+                  1996    President and Chief Operating
                                            Officer, Nationwide Life and Annuity
                                            Insurance Company and Nationwide
                                            Life and Annuity Insurance Company.
                                            (2)

Henry S. Holloway *+                1986    Farm Owner and Operator (1)

Dimon Richard McFerson *+           1988    Chairman and Chief Executive
                                            Officer, Nationwide Insurance
                                            Enterprise (2)

David O. Miller *+                  1985    President, Owen Potato Farm, Inc.;
                                            Partner, M&M Enterprises (1)

C. Ray Noecker                      1994    Owner and Operator, Noecker Farms
                                            (1)

James F. Patterson +                1989    Vice President, Pattersons, Inc. ;
                                            President, Patterson Farms, Inc. (1)

Arden L. Shisler *+                 1984    President and Chief Executive
                                            Officer, K&B Transport, Inc. (1)

Robert L. Stewart                   1989    Owner and Operator, Sunnydale Farms
                                            and Mining (1)

Nancy C. Thomas *                   1986    Farm Owner and Operator. (1)

Harold W. Weihl                     1990    Farm Owner and Operator, Weihl Farms
                                            (1)

*Member, Executive Committee                +Member, Investment Committee

1) Principal occupation for last five years.
2) Prior to assuming this current position, Messrs. McFerson and Gasper held other executive management positions with the companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide Insurance Enterprise, except Mr. Gasper who is a director only of the Company and Nationwide Life Insurance Company. Messrs. McFerson and Gasper are directors of Nationwide Advisory Services, Inc., a registered broker-dealer.

Messrs. Holloway, McFerson, Miller, Patterson, Shisler and Fuellgraf are directors of Nationwide Financial Services, Inc. Messrs. Fuellgraf, McFerson, Ms. Thomas and Mr. Weihl are trustees of Nationwide Investing Foundation, a registered investment Company. Mr. McFerson is trustee of Nationwide Separate Account Trust, Financial Horizons Investment Trust, Nationwide Investing Foundation II and Nationwide Asset Allocation Trust, registered investment companies. Mr. Engel is a director of Western Cooperative Transport.

Executive Officers of the Company

Name                        Office Held

Dimon Richard McFerson      Chairman and Chief Executive Officer-Nationwide
                            Insurance Enterprise

Joseph J. Gasper            President and Chief Operating Officer

Gordon E. McCutchan         Executive Vice President, Law and Corporate Services
                            and Secretary

Robert A. Oakley            Executive Vice President-Chief Financial Officer

Robert J. Woodward, Jr.     Executive Vice President-Chief Investment Officer

James E. Brock              Senior Vice President - Life Company Operations

W. Sidney Druen             Senior Vice President and General Counsel and
                            Assistant Secretary

Harvey S. Galloway, Jr.     Senior Vice President and Chief Actuary

Richard A. Karas            Senior Vice President - Sales and Financial Services

Mark R. Thresher            Vice President - Controller

Duane M. Campbell           Vice President - Treasurer

Mr. Gasper is also President and Chief Operating Officer of Nationwide Life Insurance Company. Mr. Galloway is also an officer of Nationwide Mutual Insurance Company and Nationwide Life Insurance Company. Each of the other officers listed above is also an officer of each of the companies comprising the Nationwide Insurance Enterprise. Each of the executive officers listed above has been associated with the registrant in an executive capacity for more than the past five years, except Mr. Thresher, who joined the Registrant in 1996. From 1988-1996, Mr. Thresher served as a partner in the accounting firm KPMG Peat Marwick LLP and lead partner for Nationwide Insurance Enterprise from 1993 to March, 1996.

                      OTHER CONTRACTS ISSUED BY THE COMPANY

The Company does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of the Company.

                                STATE REGULATION

The Company is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Insurance Department each year covering the operation of the Company for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine the Company's contract liabilities and reserves so that the Insurance Department may certify the items are correct. The Company's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, the Company is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

                            REPORTS TO POLICY OWNERS

The Company will mail to the Policy Owner, at the address specified on the application or any address provided subsequent to the application, an annual statement showing the amount of the current death benefit, the Cash Value, and Cash Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in the Fixed Account and in the Variable Account and in each Sub-Account of the Variable Account, and any Policy Indebtedness.

Policy Owners will also be sent annual and semi-annual reports containing financial statements for the Variable Account as required by the 1940 Act.

In addition, Policy Owners will receive statements of significant transactions, such as changes in Specified Amount, changes in death benefit option, changes in future premium allocation, transfers among Sub-Accounts, premium payments, loans, loan repayments, reinstatement and termination.

                                   ADVERTISING

The Company is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                                LEGAL PROCEEDINGS

There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.

The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any material litigation of any nature.

                                     EXPERTS

The financial statements and schedules have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

                             REGISTRATION STATEMENT

A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, the Company, and the Policies offered hereby. Statements contained in this prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

                                 LEGAL OPINIONS

Legal matters in connection with the Policies described herein are being passed upon by Druen, Dietrich, Reynolds & Koogler, One Nationwide Plaza, Columbus, Ohio 43216. All the members of such firm are employed by the Nationwide Mutual Insurance Company.

                                   APPENDIX 1


                          ILLUSTRATIONS OF CASH VALUES,
                             CASH SURRENDER VALUES,
                               AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Cash Values, Cash Surrender Values and death benefits under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the Cash Values, Cash Surrender Values and death benefits may be different. For hypothetical returns of 0% and 6%, the illustrations also illustrate when the Policies would go into default, at which time additional premium payments would be required to continue the Policy in force. The illustrations also assume there is no Policy Indebtedness, no additional premium payments are made, no Cash Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or death benefit option.

The amounts shown for the Cash Value, Cash Surrender Value and death benefit as of each Policy Anniversary reflect the fact that the net investment return on the assets held in the Sub-Accounts is lower than the gross return. This is due to the daily charges made against the assets of the Sub-Accounts for assuming mortality and expense risks. The guaranteed mortality and expense risk charges for Policy Years one through four are equivalent to an annual effective rate of 0.75% of the daily net asset value of the Variable Account. The current mortality and expense risk charges for Policy Years one through four are equivalent to an annual effective rate of 0.60% of the daily net asset value of the Variable Account. The current mortality and expense risk charges for Policy Years five through twenty are equivalent to an annual effective rate of 0.40% of the daily net asset value of the Variable Account. The current mortality and expense risk charges for Policy Years twenty-one and beyond are equivalent to an annual effective rate of 0.25% of the daily net asset value of the Variable Account. In addition, the net investment returns also reflect the deduction of Underlying Mutual Fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.90% of the daily net asset value of the Variable Account. This effective rate is based on the average of the fund expenses for the preceding year for all mutual fund options available under the policy as of April 30, 1997.

Considering current charges for mortality and expense risks and Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.50%, 4.50% and 10.50%, for Policy Years one through four, and rates of -1.30%, 4.70% and 10.70%, for Policy Years five through twenty, and rates of -1.15%, 4.85% and 10.85%, for Policy Years twenty-one and beyond. Considering guaranteed charges for mortality and expense risks and Underlying Mutual Fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -1.65%, 4.35% and 10.35%, for all Policy Years.


The illustrations also reflect the fact that the Company makes monthly charges for providing insurance protection. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as standard. Policies issued on a substandard basis would result in lower Cash Values and Death benefits than those illustrated.


The illustrations also reflect the fact that the Company deducts a sales load from each premium payment received guaranteed not to exceed 5.5% of each premium payment for the first seven Policy Years and 2% thereafter. On a current basis, the sales load is 5.5% of the Target Premium plus 3% of premiums in excess of the Target Premium in the first seven Policy Years, and 0% on all premiums thereafter. The Company also deducts a tax expense charge of 3.5%, both current and guaranteed, from all premium payments. The illustrations also reflect the fact that the Company deducts a charge for state premium taxes at a rate of 2.25% and for federal tax at a rate of 1.25% (imposed under Section 848 of the Code) of all premium payments.

In addition, the illustrations reflect the fact that the Company deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is currently $5.00 per month and guaranteed not to exceed $10.00. The illustrations also reflect the fact that no charges for federal or state income taxes are currently made against the Variable Account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

Upon request, the Company will furnish a comparable illustration based on the proposed Insured's age, smoking classification, rating classification and premium payment requested.

                    $100,000 ANNUAL PREMIUM FOR FIRST 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
               UNISEX: REGULAR ISSUE/NONTOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 1
                                 CURRENT VALUES

                  0% Hypothetical                       6% Hypothetical                            12% Hypothetical
              Gross Investment Return               Gross Investment Return                    Gross Investment Return
           Premiums
          Paid Plus                  Cash                                Cash                                 Cash
 Policy    Interest      Cash     Surrender      Death       Cash      Surrender     Death        Cash       Surrender     Death
  Year      at 5%       Value       Value       Benefit      Value       Value       Benefit      Value       Value      Benefit
    1       105,000     87,786      89,929     1,703,050      93,212      95,354   1,703,050      98,639     100,782     1,703,050
    2       215,250    173,990     176,133     1,703,050     190,334     192,477   1,703,050     207,332     209,475     1,703,050
    3       331,013    258,969     258,969     1,703,050     291,904     291,904   1,703,050     327,522     327,522     1,703,050
    4       452,563    342,694     342,694     1,703,050     398,092     398,092   1,703,050     460,407     460,407     1,703,050
    5       580,191    425,967     425,967     1,703,050     510,080     510,080   1,703,050     608,516     608,516     1,703,050
    6       714,201    508,108     508,108     1,703,050     627,380     627,380   1,703,050     772,363     772,363     1,881,786
    7       854,911    589,184     589,184     1,703,050     750,216     750,216   1,774,935     952,732     952,732     2,254,069
    8       897,656    577,278     577,278     1,703,050     781,428     781,428   1,795,878   1,049,061   1,049,061     2,410,953
    9       942,539    565,129     565,129     1,703,050     813,828     813,828   1,817,521   1,154,975   1,154,975     2,579,406
   10       989,666    552,688     552,688     1,703,050     847,440     847,440   1,839,962   1,271,389   1,271,389     2,760,439
   11     1,039,150    539,943     539,943     1,703,050     882,327     882,327   1,863,298   1,399,358   1,399,358     2,955,163
   12     1,091,107    526,847     526,847     1,703,050     918,524     918,524   1,887,568   1,539,999   1,539,999     3,164,698
   13     1,145,662    513,383     513,383     1,703,050     956,098     956,098   1,912,769   1,694,584   1,694,584     3,390,184
   14     1,202,945    499,505     499,505     1,703,050     995,094     995,094   1,938,841   1,864,473   1,864,473     3,632,740
   15     1,263,093    485,021     485,021     1,703,050   1,035,455   1,035,455   1,965,603   2,050,949   2,050,949     3,893,316
   16     1,326,247    469,833     469,833     1,703,050   1,077,198   1,077,198   1,993,140   2,255,544   2,255,544     4,173,433
   17     1,392,560    453,822     453,822     1,703,050   1,120,339   1,120,339   2,021,316   2,479,917   2,479,917     4,474,266
   18     1,462,188    436,818     436,818     1,703,050   1,164,863   1,164,863   2,050,275   2,725,803   2,725,803     4,797,686
   19     1,535,297    418,637     418,637     1,703,050   1,210,755   1,210,755   2,080,198   2,995,078   2,995,078     5,145,844
   20     1,612,062    399,103     399,103     1,703,050   1,258,023   1,258,023   2,110,837   3,289,824   3,289,824     5,519,995
   21     1,692,665    380,192     380,192     1,703,050   1,309,635   1,309,635   2,147,409   3,620,457   3,620,457     5,936,464
   22     1,777,298    361,292     361,292     1,703,050   1,363,911   1,363,911   2,186,758   3,985,915   3,985,915     6,390,617
   23     1,866,163    341,267     341,267     1,703,050   1,420,297   1,420,297   2,227,878   4,387,832   4,387,832     6,882,754
   24     1,959,471    319,592     319,592     1,703,050   1,478,645   1,478,645   2,270,311   4,829,068   4,829,068     7,414,551
   25     2,057,445    296,056     296,056     1,703,050   1,539,010   1,539,010   2,314,055   5,313,360   5,313,360     7,989,169
   26     2,160,317    270,400     270,400     1,703,050   1,601,437   1,601,437   2,359,397   5,844,752   5,844,752     8,611,073
   27     2,268,333    242,377     242,377     1,703,050   1,666,004   1,666,004   2,406,210   6,427,770   6,427,770     9,283,628
   28     2,381,750    211,669     211,669     1,703,050   1,732,764   1,732,764   2,455,153   7,067,266   7,067,266    10,013,609
   29     2,500,837    177,875     177,875     1,703,050   1,801,760   1,801,760   2,506,068   7,768,491   7,768,491    10,805,194
   30     2,625,879    140,522     140,522     1,703,050   1,873,019   1,873,019   2,559,668   8,537,076   8,537,076    11,666,768

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    $100,000 ANNUAL PREMIUM FOR FIRST 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
                           UNISEX: NONTOBACCO, AGE 45
                             DEATH BENEFIT OPTION 1
                                GUARANTEED VALUES

                  0% Hypothetical                       6% Hypothetical                            12% Hypothetical
              Gross Investment Return               Gross Investment Return                    Gross Investment Return
           Premiums
          Paid Plus                  Cash                                Cash                                 Cash
 Policy    Interest      Cash     Surrender      Death       Cash      Surrender     Death        Cash       Surrender     Death
  Year      at 5%       Value       Value       Benefit      Value       Value       Benefit      Value       Value      Benefit
     1      105,000     83,858      86,000     1,703,050      89,106      91,248   1,703,050      94,357      96,500    1,703,050
     2      215,250    166,199     168,342     1,703,050     181,945     184,087   1,703,050     198,326     200,468    1,703,050
     3      331,013    247,061     247,061     1,703,050     278,717     278,717   1,703,050     312,964     312,964    1,703,050
     4      452,563    326,469     326,469     1,703,050     379,626     379,626   1,703,050     439,449     439,449    1,703,050
     5      580,191    404,454     404,454     1,703,050     484,902     484,902   1,703,050     579,107     579,107    1,703,050
     6      714,201    481,028     481,028     1,703,050     594,775     594,775   1,703,050     733,316     733,316    1,786,652
     7      854,911    556,200     556,200     1,703,050     709,497     709,497   1,703,050     901,980     901,980    2,133,995
     8      897,656    539,922     539,922     1,703,050     733,836     733,836   1,703,050     986,652     986,652    2,267,525
     9      942,539    523,086     523,086     1,703,050     758,771     758,771   1,703,050   1,078,886   1,078,886    2,409,476
    10      989,666    505,593     505,593     1,703,050     784,294     784,294   1,703,050   1,179,290   1,179,290    2,560,475
    11    1,039,150    487,328     487,328     1,703,050     810,395     810,395   1,711,393   1,288,511   1,288,511    2,721,077
    12    1,091,107    468,181     468,181     1,703,050     837,069     837,069   1,720,176   1,407,260   1,407,260    2,891,919
    13    1,145,662    448,065     448,065     1,703,050     864,327     864,327   1,729,172   1,536,345   1,536,345    3,073,611
    14    1,202,945    426,821     426,821     1,703,050     892,141     892,141   1,738,248   1,676,566   1,676,566    3,266,621
    15    1,263,093    404,256     404,256     1,703,050     920,467     920,467   1,747,323   1,828,760   1,828,760    3,471,536
    16    1,326,247    380,153     380,153     1,703,050     949,252     949,252   1,756,400   1,993,813   1,993,813    3,689,153
    17    1,392,560    354,265     354,265     1,703,050     978,442     978,442   1,765,306   2,172,670   2,172,670    3,919,931
    18    1,462,188    326,231     326,231     1,703,050   1,007,955   1,007,955   1,774,101   2,366,221   2,366,221    4,164,785
    19    1,535,297    295,662     295,662     1,703,050   1,037,711   1,037,711   1,782,892   2,575,413   2,575,413    4,424,817
    20    1,612,062    262,148     262,148     1,703,050   1,067,657   1,067,657   1,791,422   2,801,292   2,801,292    4,700,289
    21    1,692,665    225,251     225,251     1,703,050   1,097,750   1,097,750   1,799,981   3,044,996   3,044,996    4,992,880
    22    1,777,298    184,506     184,506     1,703,050   1,127,968   1,127,968   1,808,472   3,307,782   3,307,782    5,303,367
    23    1,866,163    139,405     139,405     1,703,050   1,158,308   1,158,308   1,816,922   3,591,044   3,591,044    5,632,912
    24    1,959,471     89,294      89,294     1,703,050   1,188,748   1,188,748   1,825,203   3,896,216   3,896,216    5,982,250
    25    2,057,445     33,297      33,297     1,703,050   1,219,230   1,219,230   1,833,235   4,224,700   4,224,700    6,352,259
    26    2,160,317       (*)         (*)         (*)      1,249,651   1,249,651   1,841,110   4,577,785   4,577,785    6,744,450
    27    2,268,333       (*)         (*)         (*)      1,279,878   1,279,878   1,848,528   4,956,693   4,956,693    7,158,952
    28    2,381,750       (*)         (*)         (*)      1,309,724   1,309,724   1,855,748   5,362,403   5,362,403    7,597,989
    29    2,500,837       (*)         (*)         (*)      1,339,039   1,339,039   1,862,469   5,796,012   5,796,012    8,061,673
    30    2,625,879       (*)         (*)         (*)      1,367,727   1,367,727   1,869,136   6,258,808   6,258,808    8,553,287

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. GUARANTEED VALUES REFLECT A PREMIUM CHARGE OF 9% OF PREMIUM FOR THE FIRST 7 YEARS AND 5.5% OF PREMIUM FROM EIGHTH YEAR AND ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.
(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    $100,000 ANNUAL PREMIUM FOR FIRST 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
               UNISEX: REGULAR ISSUE/NONTOBACCO PREFERRED, AGE 45
                             DEATH BENEFIT OPTION 2
                                 CURRENT VALUES

                  0% Hypothetical                       6% Hypothetical                            12% Hypothetical
              Gross Investment Return               Gross Investment Return                    Gross Investment Return
           Premiums
          Paid Plus                  Cash                                Cash                                 Cash
 Policy    Interest      Cash     Surrender      Death       Cash      Surrender     Death        Cash       Surrender     Death
  Year      at 5%       Value       Value       Benefit      Value       Value       Benefit      Value       Value      Benefit
    1       105,000     87,587      89,730     1,790,637      93,000      95,143   1,796,050      98,415     100,558     1,801,465
    2       215,250    173,348     175,491     1,876,398     189,626     191,769   1,892,676     206,555     208,698     1,909,605
    3       331,013    257,648     257,648     1,960,698     290,389     290,389   1,993,439     325,795     325,795     2,028,845
    4       452,563    340,430     340,430     2,043,480     395,392     395,392   2,098,442     457,208     457,208     2,160,258
    5       580,191    422,441     422,441     2,125,491     505,707     505,707   2,208,757     603,133     603,133     2,306,183
    6       714,201    502,957     502,957     2,206,007     620,742     620,742   2,323,792     764,156     764,156     2,467,206
    7       854,911    582,021     582,021     2,285,071     740,741     740,741   2,443,791     941,909     941,909     2,644,959
    8       897,656    568,009     568,009     2,271,059     768,746     768,746   2,471,796   1,035,437   1,035,437     2,738,487
    9       942,539    553,650     553,650     2,256,700     797,516     797,516   2,500,566   1,138,373   1,138,373     2,841,423
   10       989,666    538,882     538,882     2,241,932     827,019     827,019   2,530,069   1,251,650   1,251,650     2,954,700
   11     1,039,150    523,701     523,701     2,226,751     857,281     857,281   2,560,331   1,376,362   1,376,362     3,079,412
   12     1,091,107    508,057     508,057     2,211,107     888,277     888,277   2,591,327   1,513,665   1,513,665     3,216,715
   13     1,145,662    491,938     491,938     2,194,988     920,027     920,027   2,623,077   1,664,887   1,664,887     3,367,937
   14     1,202,945    475,298     475,298     2,178,348     952,509     952,509   2,655,559   1,831,439   1,831,439     3,568,376
   15     1,263,093    457,889     457,889     2,160,939     985,495     985,495   2,688,545   2,014,515   2,014,515     3,824,154
   16     1,326,247    439,600     439,600     2,142,650   1,018,886   1,018,886   2,721,936   2,215,474   2,215,474     4,099,292
   17     1,392,560    420,303     420,303     2,123,353   1,052,554   1,052,554   2,755,604   2,435,861   2,435,861     4,394,780
   18     1,462,188    399,807     399,807     2,102,857   1,086,303   1,086,303   2,789,353   2,677,377   2,677,377     4,712,452
   19     1,535,297    377,915     377,915     2,080,965   1,119,918   1,119,918   2,822,968   2,941,868   2,941,868     5,054,423
   20     1,612,062    354,459     354,459     2,057,509   1,153,198   1,153,198   2,856,248   3,231,375   3,231,375     5,421,925
   21     1,692,665    331,815     331,815     2,034,865   1,189,821   1,189,821   2,892,871   3,556,134   3,556,134     5,830,993
   22     1,777,298    309,431     309,431     2,012,481   1,228,216   1,228,216   2,931,266   3,915,097   3,915,097     6,277,075
   23     1,866,163    285,878     285,878     1,988,928   1,266,997   1,266,997   2,970,047   4,309,873   4,309,873     6,760,466
   24     1,959,471    260,563     260,563     1,963,613   1,305,557   1,305,557   3,008,607   4,743,268   4,743,268     7,282,813
   25     2,057,445    233,317     233,317     1,936,367   1,343,688   1,343,688   3,046,738   5,218,954   5,218,954     7,847,220
   26     2,160,317    203,933     203,933     1,906,983   1,381,135   1,381,135   3,084,185   5,740,903   5,740,903     8,458,073
   27     2,268,333    172,244     172,244     1,875,294   1,417,665   1,417,665   3,120,715   6,313,561   6,313,561     9,118,676
   28     2,381,750    138,026     138,026     1,841,076   1,452,977   1,452,977   3,156,027   6,941,693   6,941,693     9,835,685
   29     2,500,837    101,002     101,002     1,804,052   1,486,695   1,486,695   3,189,745   7,630,457   7,630,457    10,613,203
   30     2,625,879     60,857      60,857     1,763,907   1,518,384   1,518,384   3,221,434   8,385,385   8,385,385    11,459,468

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                    $100,000 ANNUAL PREMIUM FOR FIRST 7 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                          CASH VALUE ACCUMULATION TEST
                           UNISEX: NONTOBACCO, AGE 45
                             DEATH BENEFIT OPTION 2
                                GUARANTEED VALUES

                  0% Hypothetical                       6% Hypothetical                            12% Hypothetical
              Gross Investment Return               Gross Investment Return                    Gross Investment Return
           Premiums
          Paid Plus                  Cash                                Cash                                 Cash
 Policy    Interest      Cash     Surrender      Death       Cash      Surrender     Death        Cash       Surrender     Death
  Year      at 5%       Value       Value       Benefit      Value       Value       Benefit      Value       Value      Benefit
    1       105,000     83,557      85,700     1,786,607    88,787      90,930     1,791,837      94,020      96,163    1,797,070
    2       215,250    165,271     167,414     1,868,321   180,921     183,063     1,883,971     197,201     199,344    1,900,251
    3       331,013    245,138     245,138     1,948,188   276,510     276,510     1,979,560     310,447     310,447    2,013,497
    4       452,563    323,137     323,137     2,026,187   375,652     375,652     2,078,702     434,740     434,740    2,137,790
    5       580,191    399,247     399,247     2,102,297   478,447     478,447     2,181,497     571,159     571,159    2,274,209
    6       714,201    473,415     473,415     2,176,465   584,965     584,965     2,288,015     720,863     720,863    2,423,913
    7       854,911    545,570     545,570     2,248,620   695,263     695,263     2,398,313     885,107     885,107    2,588,157
    8       897,656    526,118     526,118     2,229,168   714,448     714,448     2,417,498     964,905     964,905    2,667,955
    9       942,539    505,932     505,932     2,208,982   733,374     733,374     2,436,424   1,051,785   1,051,785    2,754,835
    0       989,666    484,904     484,904     2,187,954   751,909     751,909     2,454,959   1,146,349   1,146,349    2,849,399
    1     1,039,150    462,912     462,912     2,165,962   769,892     769,892     2,472,942   1,249,240   1,249,240    2,952,290
    2     1,091,107    439,851     439,851     2,142,901   787,177     787,177     2,490,227   1,361,187   1,361,187    3,064,237
    3     1,145,662    415,652     415,652     2,118,702   803,645     803,645     2,506,695   1,483,028   1,483,028    3,186,078
    4     1,202,945    390,163     390,163     2,093,213   819,081     819,081     2,522,131   1,615,599   1,615,599    3,318,649
    5     1,263,093    363,198     363,198     2,066,248   833,230     833,230     2,536,280   1,759,783   1,759,783    3,462,833
    6     1,326,247    334,557     334,557     2,037,607   845,804     845,804     2,548,854   1,916,534   1,916,534    3,619,584
    7     1,392,560    304,026     304,026     2,007,076   856,484     856,484     2,559,534   2,086,887   2,086,887    3,789,937
    8     1,462,188    271,273     271,273     1,974,323   864,816     864,816     2,567,866   2,271,839   2,271,839    3,998,663
    9     1,535,297    235,970     235,970     1,939,020   870,321     870,321     2,573,371   2,472,261   2,472,261    4,247,592
    0     1,612,062    197,810     197,810     1,900,860   872,516     872,516     2,575,566   2,689,005   2,689,005    4,511,881
    1     1,692,665    156,505     156,505     1,859,555   870,914     870,914     2,573,964   2,922,935   2,922,935    4,792,736
    2     1,777,298    111,789     111,789     1,814,839   865,022     865,022     2,568,072   3,175,182   3,175,182    5,090,769
    3     1,866,163     63,414      63,414     1,766,464   854,341     854,341     2,557,391   3,447,084   3,447,084    5,407,096
    4     1,959,471     11,048      11,048     1,714,098   838,260     838,260     2,541,310   3,740,017   3,740,017    5,742,422
    5     2,057,445       (*)         (*)         (*)      815,993     815,993     2,519,043   4,055,327   4,055,327    6,097,589
    6     2,160,317       (*)         (*)         (*)      786,536     786,536     2,489,586   4,394,251   4,394,251    6,474,050
    7     2,268,333       (*)         (*)         (*)      748,671     748,671     2,451,721   4,757,963   4,757,963    6,871,926
    8     2,381,750       (*)         (*)         (*)      700,900     700,900     2,403,950   5,147,401   5,147,401    7,293,353
    9     2,500,837       (*)         (*)         (*)      641,662     641,662     2,344,712   5,563,620   5,563,620    7,738,439
    0     2,625,879       (*)         (*)         (*)      569,479     569,479     2,272,529   6,007,855   6,007,855    8,210,335

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. GUARANTEED VALUES REFLECT A PREMIUM CHARGE OF 9% OF PREMIUM FOR THE FIRST 7 YEARS AND 5.5% OF PREMIUM FROM EIGHTH YEAR AND ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.
(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                       GUIDELINE PREMIUM AND CORRIDOR TEST
                   UNISEX: GUARANTEED ISSUE/NONTOBACCO, AGE 45
                             DEATH BENEFIT OPTION 1
                                 CURRENT VALUES

                  0% Hypothetical                       6% Hypothetical                            12% Hypothetical
              Gross Investment Return               Gross Investment Return                    Gross Investment Return
           Premiums
          Paid Plus                  Cash                                Cash                                 Cash
 Policy    Interest      Cash     Surrender      Death       Cash      Surrender     Death        Cash       Surrender     Death
  Year      at 5%       Value       Value       Benefit      Value       Value       Benefit      Value       Value      Benefit
     1       40,816     31,065      31,374     1,703,050      33,063      33,372   1,703,050      35,063      35,372    1,703,050
     2       83,672     60,300      60,609     1,703,050      66,205      66,514   1,703,050      72,355      72,663    1,703,050
     3      128,671     87,990      87,990     1,703,050      99,708      99,708   1,703,050     112,409     112,409    1,703,050
     4      175,921    114,855     114,855     1,703,050     134,318     134,318   1,703,050     156,280     156,280    1,703,050
     5      225,532    141,515     141,515     1,703,050     170,769     170,769   1,703,050     205,142     205,142    1,703,050
     6      277,625    167,891     167,891     1,703,050     209,040     209,040   1,703,050     259,399     259,399    1,703,050
     7      332,321    193,822     193,822     1,703,050     249,065     249,065   1,703,050     319,495     319,495    1,703,050
     8      389,753    220,728     220,728     1,703,050     292,471     292,471   1,703,050     387,752     387,752    1,703,050
     9      450,056    246,871     246,871     1,703,050     337,607     337,607   1,703,050     463,166     463,166    1,703,050
    10      513,375    272,461     272,461     1,703,050     384,776     384,776   1,703,050     546,767     546,767    1,703,050
    11      579,859    297,401     297,401     1,703,050     434,002     434,002   1,703,050     639,430     639,430    1,703,050
    12      649,668    321,318     321,318     1,703,050     485,066     485,066   1,703,050     741,944     741,944    1,703,050
    13      722,967    344,184     344,184     1,703,050     538,075     538,075   1,703,050     855,521     855,521    1,703,050
    14      799,931    365,931     365,931     1,703,050     593,117     593,117   1,703,050     981,530     981,530    1,703,050
    15      880,743    386,483     386,483     1,703,050     650,293     650,293   1,703,050   1,121,547   1,121,547    1,703,050
    16      965,596    405,708     405,708     1,703,050     709,684     709,684   1,703,050   1,277,385   1,277,385    1,703,050
    17    1,054,691    423,596     423,596     1,703,050     771,496     771,496   1,703,050   1,450,526   1,450,526    1,856,673
    18    1,148,242    439,981     439,981     1,703,050     835,849     835,849   1,703,050   1,641,423   1,641,423    2,068,193
    19    1,246,469    454,691     454,691     1,703,050     902,907     902,907   1,703,050   1,851,857   1,851,857    2,296,303
    20    1,349,608    467,579     467,579     1,703,050     972,901     972,901   1,703,050   2,083,849   2,083,849    2,542,296
    21    1,417,089    443,589     443,589     1,703,050   1,008,939   1,008,939   1,703,050   2,302,456   2,302,456    2,762,947
    22    1,487,943    419,516     419,516     1,703,050   1,047,290   1,047,290   1,703,050   2,544,383   2,544,383    3,027,816
    23    1,562,341    395,360     395,360     1,703,050   1,088,104   1,088,104   1,703,050   2,812,159   2,812,159    3,318,348
    24    1,640,458    371,121     371,121     1,703,050   1,131,538   1,131,538   1,703,050   3,108,589   3,108,589    3,637,049
    25    1,722,480    346,116     346,116     1,703,050   1,177,473   1,177,473   1,703,050   3,436,508   3,436,508    3,986,349
    26    1,808,604    318,911     318,911     1,703,050   1,225,583   1,225,583   1,703,050   3,798,740   3,798,740    4,368,551
    27    1,899,035    289,234     289,234     1,703,050   1,276,107   1,276,107   1,703,050   4,199,685   4,199,685    4,745,645
    28    1,993,986    256,754     256,754     1,703,050   1,329,318   1,329,318   1,703,050   4,643,768   4,643,768    5,154,582
    29    2,093,686    221,055     221,055     1,703,050   1,385,539   1,385,539   1,703,050   5,135,998   5,135,998    5,598,238
    30    2,198,370    181,622     181,622     1,703,050   1,445,151   1,445,151   1,703,050   5,682,084   5,682,084    6,079,830

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES AND A MONTHLY $5.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. CURRENT VALUES REFLECT A PREMIUM CHARGE OF 9% OF TARGET PREMIUM AND 6.5% OF EXCESS-OF-TARGET PREMIUM FOR THE FIRST 7 YEARS AND 3.5% OF ALL PREMIUM FROM EIGHTH YEAR AND ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                       GUIDELINE PREMIUM AND CORRIDOR TEST
                           UNISEX: NONTOBACCO, AGE 45
                             DEATH BENEFIT OPTION 1
                                GUARANTEED VALUES

                  0% Hypothetical                       6% Hypothetical                            12% Hypothetical
              Gross Investment Return               Gross Investment Return                    Gross Investment Return
           Premiums
          Paid Plus                  Cash                                Cash                                 Cash
 Policy    Interest      Cash     Surrender      Death       Cash      Surrender     Death        Cash       Surrender     Death
  Year      at 5%       Value       Value       Benefit      Value       Value       Benefit      Value       Value      Benefit
     1       40,816     28,953      29,262     1,703,050    30,875      31,184     1,703,050      32,800      33,109    1,703,050
     2       83,672     57,073      57,382     1,703,050    62,724      63,033     1,703,050      68,613      68,921    1,703,050
     3      128,671     84,353      84,353     1,703,050    95,578      95,578     1,703,050     107,746     107,746    1,703,050
     4      175,921    110,772     110,772     1,703,050   129,455     129,455     1,703,050     150,531     150,531    1,703,050
     5      225,532    136,312     136,312     1,703,050   164,381     164,381     1,703,050     197,344     197,344    1,703,050
     6      277,625    160,923     160,923     1,703,050   200,353     200,353     1,703,050     248,576     248,576    1,703,050
     7      332,321    184,546     184,546     1,703,050   237,363     237,363     1,703,050     304,661     304,661    1,703,050
     8      389,753    208,457     208,457     1,703,050   276,821     276,821     1,703,050     367,594     367,594    1,703,050
     9      450,056    231,213     231,213     1,703,050   317,349     317,349     1,703,050     436,577     436,577    1,703,050
    10      513,375    252,752     252,752     1,703,050   358,956     358,956     1,703,050     512,278     512,278    1,703,050
    11      579,859    273,002     273,002     1,703,050   401,647     401,647     1,703,050     595,456     595,456    1,703,050
    12      649,668    291,904     291,904     1,703,050   445,454     445,454     1,703,050     687,005     687,005    1,703,050
    13      722,967    309,430     309,430     1,703,050   490,449     490,449     1,703,050     787,984     787,984    1,703,050
    14      799,931    325,482     325,482     1,703,050   536,655     536,655     1,703,050     899,565     899,565    1,703,050
    15      880,743    339,936     339,936     1,703,050   584,092     584,092     1,703,050   1,023,110   1,023,110    1,703,050
    16      965,596    352,654     352,654     1,703,050   632,791     632,791     1,703,050   1,160,217   1,160,217    1,703,050
    17    1,054,691    363,484     363,484     1,703,050   682,799     682,799     1,703,050   1,312,778   1,312,778    1,703,050
    18    1,148,242    372,177     372,177     1,703,050   734,119     734,119     1,703,050   1,481,780   1,481,780    1,867,043
    19    1,246,469    378,481     378,481     1,703,050   786,796     786,796     1,703,050   1,667,181   1,667,181    2,067,304
    20    1,349,608    382,144     382,144     1,703,050   840,927     840,927     1,703,050   1,870,592   1,870,592    2,282,123
    21    1,417,089    345,962     345,962     1,703,050   857,475     857,475     1,703,050   2,053,501   2,053,501    2,464,201
    22    1,487,943    306,230     306,230     1,703,050   873,030     873,030     1,703,050   2,253,775   2,253,775    2,681,993
    23    1,562,341    262,469     262,469     1,703,050   887,447     887,447     1,703,050   2,473,052   2,473,052    2,918,201
    24    1,640,458    214,065     214,065     1,703,050   900,528     900,528     1,703,050   2,713,114   2,713,114    3,174,343
    25    1,722,480    160,197     160,197     1,703,050   911,986     911,986     1,703,050   2,975,894   2,975,894    3,452,036
    26    1,808,604     99,762      99,762     1,703,050   921,424     921,424     1,703,050   3,263,480   3,263,480    3,753,002
    27    1,899,035     31,330      31,330     1,703,050   928,322     928,322     1,703,050   3,579,619   3,579,619    4,044,969
    28    1,993,986       (*)         (*)         (*)      931,993     931,993     1,703,050   3,927,578   3,927,578    4,359,611
    29    2,093,686       (*)         (*)         (*)      931,653     931,653     1,703,050   4,311,237   4,311,237    4,699,248
    30    2,198,370       (*)         (*)         (*)      926,448     926,448     1,703,050   4,735,269   4,735,269    5,066,738

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. GUARANTEED VALUES REFLECT A PREMIUM CHARGE OF 9% OF PREMIUM FOR THE FIRST 7 YEARS AND 5.5% OF PREMIUM FROM EIGHTH YEAR AND ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.
(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                     $38,872.05 ANNUAL PREMIUM FOR 20 YEARS
                           $1,703,050 SPECIFIED AMOUNT
                       GUIDELINE PREMIUM AND CORRIDOR TEST
                           UNISEX: NONTOBACCO, AGE 45
                             DEATH BENEFIT OPTION 2
                                GUARANTEED VALUES

                  0% Hypothetical                       6% Hypothetical                            12% Hypothetical
              Gross Investment Return               Gross Investment Return                    Gross Investment Return
           Premiums
          Paid Plus                  Cash                                Cash                                 Cash
 Policy    Interest      Cash     Surrender      Death       Cash      Surrender     Death        Cash       Surrender     Death
  Year      at 5%       Value       Value       Benefit      Value       Value       Benefit      Value       Value      Benefit
     1       40,816     28,842      29,151     1,731,892     30,757     31,066     1,733,807      32,676      32,984    1,735,726
     2       83,672     56,738      57,047     1,759,788     62,354     62,663     1,765,404      68,206      68,514    1,771,256
     3      128,671     83,669      83,669     1,786,719     94,791     94,791     1,797,841     106,847     106,847    1,809,897
     4      175,921    109,598     109,598     1,812,648    128,052    128,052     1,831,102     148,865     148,865    1,851,915
     5      225,532    134,493     134,493     1,837,543    162,121    162,121     1,865,171     194,554     194,554    1,897,604
     6      277,625    158,285     158,285     1,861,335    196,943    196,943     1,899,993     244,199     244,199    1,947,249
     7      332,321    180,889     180,889     1,883,939    232,447    232,447     1,935,497     298,099     298,099    2,001,149
     8      389,753    203,545     203,545     1,906,595    269,957    269,957     1,973,007     358,065     358,065    2,061,115
     9      450,056    224,777     224,777     1,927,827    308,002    308,002     2,011,052     423,074     423,074    2,126,124
    10      513,375    244,489     244,489     1,947,539    346,480    346,480     2,049,530     493,519     493,519    2,196,569
    11      579,859    262,569     262,569     1,965,619    385,268    385,268     2,088,318     569,812     569,812    2,272,862
    12      649,668    278,923     278,923     1,981,973    424,257    424,257     2,127,307     652,426     652,426    2,355,476
    13      722,967    293,494     293,494     1,996,544    463,366    463,366     2,166,416     741,920     741,920    2,444,970
    14      799,931    306,138     306,138     2,009,188    502,423    502,423     2,205,473     838,817     838,817    2,541,867
    15      880,743    316,682     316,682     2,019,732    541,212    541,212     2,244,262     943,661     943,661    2,646,711
    16      965,596    324,936     324,936     2,027,986    579,491    579,491     2,282,541   1,057,028   1,057,028    2,760,078
    17    1,054,691    330,695     330,695     2,033,745    616,987    616,987     2,320,037   1,179,537   1,179,537    2,882,587
    18    1,148,242    333,637     333,637     2,036,687    653,292    653,292     2,356,342   1,311,742   1,311,742    3,014,792
    19    1,246,469    333,444     333,444     2,036,494    687,980    687,980     2,391,030   1,454,253   1,454,253    3,157,303
    20    1,349,608    329,819     329,819     2,032,869    720,618    720,618     2,423,668   1,607,756   1,607,756    3,310,806
    21    1,417,089    286,351     286,351     1,989,401    712,454    712,454     2,415,504   1,732,516   1,732,516    3,435,566
    22    1,487,943    239,507     239,507     1,942,557    699,715    699,715     2,402,765   1,865,750   1,865,750    3,568,800
    23    1,562,341    189,039     189,039     1,892,089    681,893    681,893     2,384,943   2,008,006   2,008,006    3,711,056
    24    1,640,458    134,614     134,614     1,837,664    658,361    658,361     2,361,411   2,159,793   2,159,793    3,862,843
    25    1,722,480     75,763      75,763     1,778,813    628,322    628,322     2,331,372   2,321,523   2,321,523    4,024,573
    26    1,808,604     11,844      11,844     1,714,894    590,757    590,757     2,293,807   2,493,459   2,493,459    4,196,509
    27    1,899,035       (*)         (*)         (*)       544,434    544,434     2,247,484   2,675,713   2,675,713    4,378,763
    28    1,993,986       (*)         (*)         (*)       487,839    487,839     2,190,889   2,868,176   2,868,176    4,571,226
    29    2,093,686       (*)         (*)         (*)       419,396    419,396     2,122,446   3,070,731   3,070,731    4,773,781
    30    2,198,370       (*)         (*)         (*)       337,611    337,611     2,040,661   3,283,401   3,283,401    4,986,451

(1) NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.
(2) GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES AND A MONTHLY $10.00 ADMINISTRATIVE EXPENSE CHARGE ALL THE TIME. GUARANTEED VALUES REFLECT A PREMIUM CHARGE OF 9% OF PREMIUM FOR THE FIRST 7 YEARS AND 5.5% OF PREMIUM FROM EIGHTH YEAR AND ON.
(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.
(*) UNLESS ADDITIONAL PREMIUM IS PAID, THE POLICY WILL NOT STAY IN FORCE.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY THE COMPANY OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                               PERFORMANCE TABLES

The following performance tables display historical investment results of the Underlying Mutual Fund sub-accounts of the Variable Account. This information may be useful in helping potential investors in deciding which Underlying Mutual Fund sub-accounts to choose and in assessing the competence of the Underlying Mutual Funds' investment advisers. The performance figures shown should be considered in light of the investment objectives and policies, characteristics and quality of the underlying portfolios of the Underlying Mutual Funds, and the market conditions during the periods of time quoted. The performance figures should not be considered as estimates or predictions of future performance. Investment return and the principal value of the Underlying Mutual Fund sub-accounts are not guaranteed and will fluctuate so that a Policy Owner's units, when redeemed, may be worth more or less than their original cost.

                             FUND PERFORMANCE TABLE*

                           ==================================================================================================

                                              Annual Percentage               Cumulative Non-             Average Annualized
                                                   Change                  Anualized Percentage            Percentage Change
                                                                                  Change

=============================================================================================================================
                                                                                                  Incep-               Incep-
                            Fund                                1 mo   1 Yr  2 Yrs  3 Yrs. 5 yrs.  tion  3 Yrs. 5 yrs.  tion
                           Incep-    Unit                         to     to     to    to     to     to     to     to     to
Underlying Mutual Fund      tion    Values  1994  1995   1996   12/31/ 12/31/ 12/31/ 12/31/ 12/31/ 12/31/ 12/31/ 12/31/ 12/31/
                            Date   12/31/96                       96     96     96     96     96     96     96     96     96
=============================================================================================================================
American Century VP        05/01/91  9.34  -0.14  20.23  11.37  -4.06   5.97  25.28 29.91  38.27  61.40   9.11   6.70   8.43
Balanced
=============================================================================================================================
American Century VP        11/20/87  9.13  -1.91  30.14  -5.04  -8.56 -18.88  -0.30  5.83  16.42 102.86   1.91   3.09   7.85
Capital Appreciation
=============================================================================================================================
American Century VP        05/01/94  9.29    N/A  11.38  13.56   0.65  16.71  36.03   N/A    N/A  25.64    N/A    N/A   8.15
International
=============================================================================================================================
American Century VP Value  05/01/96  9.23    N/A    N/A    N/A  -2.56    N/A    N/A   N/A    N/A  22.39    N/A    N/A  24.74
=============================================================================================================================

=============================================================================================================================
Dreyfus Variable           05/02/94  9.34    N/A  60.73  18.74  -4.52   6.35  60.91   N/A    N/A  83.32    N/A    N/A  23.14
Investment Fund
Growth & Income Fund
=============================================================================================================================
Dreyfus Socially           10/06/93  8.87   0.74  33.58  20.33  -5.58  13.36  50.90 61.20    N/A  72.69  17.25    N/A  16.98
Responsible Growth Fund
=============================================================================================================================
Dreyfus Stock Index Fund   09/29/89  8.91   0.13  35.78  20.53  -4.21  17.40  53.14 74.92  99.23 143.80  20.49  14.78  12.61
=============================================================================================================================

=============================================================================================================================
Fidelity VIP Fund II       09/06/89  9.24  -6.79  16.09  13.75  -3.87  10.43  29.04 29.23  59.40 112.35   8.92   9.77  10.46
-Asset Manager Portfolio
=============================================================================================================================
Fidelity VIP Fund II       01/03/95  9.21    N/A    N/A  20.41  -2.65  13.39  48.78   N/A    N/A  61.74    N/A    N/A  23.92
-Contrafund Portfolio
=============================================================================================================================
Fidelity VIP Fund -        10/09/86  9.10   6.28  34.10  13.43  -3.78   9.96  41.06 67.78 115.53 239.69  18.83  16.60  12.38
Equity-Income Portfolio
=============================================================================================================================
Fidelity VIP Fund -        10/09/86  8.93  -0.76  34.38  13.85  -5.67   5.39  40.96 52.93  87.27 271.11  15.21  13.37  13.33
Growth Portfolio
=============================================================================================================================
Fidelity VIP Fund - High   09/19/85  9.46  -2.28  19.72  13.18  -3.17   8.15  26.97 31.61  70.18 226.30   9.59  11.22  10.80
Income Portfolio
=============================================================================================================================
Fidelity VIP Fund -        01/28/87  9.34   0.97   8.86  12.37   0.84  11.86  27.51 24.97  58.68 103.40   7.71   9.67   7.23
Overseas Portfolio
=============================================================================================================================

=============================================================================================================================
NSAT Capital Appreciation  04/15/92  8.89  -1.64  28.41  25.21  -3.30  18.18  55.48 67.77    N/A  84.43  18.82    N/A  13.14
Fund
=============================================================================================================================
NSAT Government Bond Fund  11/08/82  9.78  -3.95  17.87   2.71  -1.06   4.45  14.84 18.92  37.29 225.37   5.95   6.54   8.54
=============================================================================================================================
NSAT Money Market Fund     11/10/81  9.93   3.11   4.86   4.33   0.36   4.31   9.23 13.40  18.39 173.57   4.28   3.43   6.76
=============================================================================================================================
NSAT Small Company Fund    10/23/95  9.13    N/A    N/A  21.92  -4.00   7.17    N/A   N/A    N/A  31.90    N/A    N/A  21.23
=============================================================================================================================
NSAT Total Return Fund     11/08/82  9.03   0.32  28.15  20.94  -3.38  16.80  46.85 62.48  85.64 592.87  17.56  13.17  14.39
=============================================================================================================================

=============================================================================================================================
Neuberger & Berman         09/10/84  9.16  -5.70  30.77   8.32  -4.53   5.15  31.80 43.12  60.63 314.17  12.69   9.94  11.98
Advisers Management Trust
-Growth Portfolio
=============================================================================================================================
Neuberger & Berman         09/10/84  9.86  -0.90  10.11   3.52  -0.36   4.56  11.18 15.00  26.47 144.84   4.77   4.81   7.39
Advisers Management Trust
-Bond Portfolio
=============================================================================================================================
Neuberger & Berman         03/22/94  8.95    N/A  35.48  28.62  -3.54  19.47  59.67 80.15    N/A  70.39  21.68    N/A  19.27
Advisers Management Trust
-Partners Portfolio
=============================================================================================================================

=============================================================================================================================
Oppenheimer Variable       04/30/85  9.80  -2.67  16.13   2.39  -0.93   3.28  13.24 17.46  37.54 167.10   5.51   6.58   8.59
Account Fund - Bond Fund
=============================================================================================================================
Oppenheimer Variable       11/12/90  9.37  -6.43   1.48  16.93  -1.31  18.35  28.72 21.09  76.76  86.84   6.59  12.07  10.29
Account Fund - Global
Securities
=============================================================================================================================
Oppenheimer Variable       02/09/87  9.35  -2.68  20.47  13.40  -2.53   9.72  28.35 36.28  63.69 170.01  10.87  10.36  10.29
Account Fund - Multiple
Strategies
=============================================================================================================================


=============================================================================================================================
Strong Variable Insurance  05/08/92  8.93  -6.10  34.27   0.05  -6.96  -7.13  15.58 19.98    N/A  48.73   6.26    N/A   8.45
Funds, Inc. -Discovery
Fund II, Inc.
=============================================================================================================================
Strong Variable Insurance  10/20/95  9.62    N/A    N/A   9.56  -2.78   5.25    N/A   N/A    N/A  15.03    N/A    N/A  10.16
Funds, Inc.
-International Stock Fund
II
=============================================================================================================================
Strong Opportunity Fund    05/08/92  9.00   2.83  24.90  17.27  -3.25   8.66  36.69 49.28    N/A 111.15  14.29    N/A  16.50
II, Inc.

=============================================================================================================================

=============================================================================================================================
Van Eck Worldwide          12/27/95  9.60  -5.50  10.17  17.19  -3.70  -2.16  22.46 17.30  91.34  62.25   5.46  13.86   6.59
Insurance Trust
-Worldwide  Emerging
Markets Fund
=============================================================================================================================
Van Eck Worldwide          09/01/89  9.92  -2.06  16.44   1.76  -1.20   1.62   3.85 17.03  19.03  47.88   5.38   3.55   5.30
Insurance Trust
-Worldwide Bond Fund
=============================================================================================================================
Van Eck Worldwide          09/01/87  9.47    N/A    N/A  25.78  -3.83  31.50    N/A   N/A    N/A  35.45    N/A    N/A  27.21
Insurance Trust
-Worldwide Hard Assets
Fund
=============================================================================================================================

=============================================================================================================================
Van Kampen American        07/03/95 10.01    N/A    N/A  39.50  -1.34  36.58    N/A   N/A    N/A  49.69    N/A    N/A  26.06
Capital Life Investment
Trust - American Capital
Real Estate Securities
Fund
=============================================================================================================================

=============================================================================================================================
Warburg Pincus             06/30/95  9.18    N/A    N/A   9.16  -0.66   4.60    N/A   N/A    N/A  18.00    N/A    N/A   9.97
Trust-International
Equity Portfolio
=============================================================================================================================
Warburg Pincus Trust-Post  11/18/96  9.03    N/A    N/A    N/A  -6.47    N/A    N/A   N/A    N/A -11.08    N/A    N/A -20.93
Venture Capital Portfolio
=============================================================================================================================
Warburg Pincus             06/30/95  8.91    N/A    N/A  13.06  -8.05  -5.97    N/A   N/A    N/A  22.79    N/A    N/A  12.51
Trust-Small Company
Growth Portfolio
=============================================================================================================================

                              (See accompanying Notes to Fund Performance Table)



*TOTAL RETURN SHOWS THE PERCENT CHANGE IN UNIT VALUES, WITH DIVIDENDS AND CAPITAL GAINS REINVESTED, AFTER THE DEDUCTION OF A GUARANTEED MORTALITY AND EXPENSE RISK CHARGE AT THE RATE OF 0.75% PER ANNUM OF DAILY NET ASSET VALUE OF THE VARIABLE ACCOUNT AND THE DEDUCTION OF APPLICABLE INVESTMENT ADVISORY FEES AND OTHER EXPENSES OF THE UNDERLYING MUTUAL FUNDS.

THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE DEDUCTIONS FROM PREMIUMS, COST OF INSURANCE CHARGES, SURRENDER CHARGES AND A MONTHLY ADMINISTRATIVE CHARGE.

The preceding table displays three types of total return: (1) Annual Percentage Change; (2) Cumulative Non-Annualized Percentage Change; and (3) Average Annualized Percentage Change. Total return shows the percent change in unit values, with dividends and capital gains reinvested, after the deduction of guaranteed mortality and expense risk charge at the rate of 0.75% per annum of daily net asset value of the Variable Account and the deduction of applicable investment advisory fees and other expenses of the Underlying Mutual Funds. The total return figures shown in the Annual Percentage Change and Average Annualized Percentage Change columns represent annualized figures, i.e., that is the rate of growth that would have produced the corresponding cumulative return had performance been constant over the entire period quoted. The Annual Percentage Change reflects the rate of return on an annual percentage basis during the 1994, 1995 and 1996 calendar years. The Average Annualized Percentage Change reflects the annual percentage rate of return over 3 and 5 year periods, or from Underlying Mutual Fund inception. The Cumulative Non-Annualized Percentage Change total return figures are not annual return figures but instead represent the total percentage change in unit value over the stated periods without annualization. THE TOTAL RETURN FIGURES DO NOT TAKE INTO ACCOUNT THE SEVERAL OTHER POLICY CHARGES WHICH ARE DESCRIBED IN THE "POLICY CHARGES" SECTION. THESE OTHER CHARGES INCLUDE DEDUCTIONS FROM PREMIUMS, COST OF INSURANCE CHARGES, SURRENDER CHARGES AND A MONTHLY ADMINISTRATIVE CHARGE.

The Underlying Mutual Fund Inception Date is the date the Underlying Mutual Fund first became effective, which is not necessarily the same date the Underlying Mutual Fund was first made available through the Variable Account. For those Underlying Mutual Funds which have not been offered as Sub-Accounts through the Variable Account for one of the quoted periods, the total return figures will show the investment performance such Underlying Mutual Funds would have achieved (reduced by the guaranteed mortality and expense risk charge and Underlying Mutual Fund investment advisory fees and expenses) had they been offered as sub-accounts through the Variable Account for the period quoted. Certain Underlying Mutual Funds are not as old as some of the periods quoted, therefore, total return figures may not be available for all of the periods shown.

THE PRECEDING FUND PERFORMANCE TABLE DISPLAYS HISTORICAL INVESTMENT RESULTS OF THE UNDERLYING MUTUAL FUNDS OF THE VARIABLE ACCOUNT. THIS INFORMATION MAY BE USEFUL IN HELPING POTENTIAL INVESTORS IN DECIDING WHICH UNDERLYING MUTUAL FUNDS TO CHOOSE AND IN ASSESSING THE COMPETENCE OF THE UNDERLYING MUTUAL FUNDS' INVESTMENT ADVISERS. THE PERFORMANCE FIGURES SHOWN SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE UNDERLYING PORTFOLIOS OF THE UNDERLYING MUTUAL FUNDS, AND THE MARKET CONDITIONS DURING THE PERIODS OF TIME QUOTED. THE PERFORMANCE FIGURES SHOULD NOT BE CONSIDERED AS ESTIMATES OR PREDICTIONS OF FUTURE PERFORMANCE. INVESTMENT RETURN AND THE PRINCIPAL VALUE OF THE UNDERLYING MUTUAL FUNDS ARE NOT GUARANTEED AND WILL FLUCTUATE SO THAT A POLICY OWNER'S UNITS, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

                          CASH VALUE PERFORMANCE TABLE*

                      HYPOTHETICAL ANNUAL PREMIUM: $10,000
                            $440,003 SPECIFIED AMOUNT
                       MALE AGE 45 / NON-TOBACCO PREFERRED



--------------------------------------------------------------------------------------------------------------------------
                                                                  1 Year to 12/31/96             2 Years to
                                                                                                 12/31/96
--------------------------------------------------------------------------------------------------------------------------
                                            Fund                                 Cash                            Cash
        Underlying Mutual Fund              Inception             Accum          Surr.           Accum           Surr.
                                            Date                  Value          Value           Value           Value
--------------------------------------------------------------------------------------------------------------------------
American Century VP Balanced                05/01/91              $8,688          $8,766         $18,812          $18,990
American Century VP Capital                 11/20/87              $6,597          $6,676         $14,782          $14,860
Appreciation
American Century VP International           05/01/94              $9,575          $9,654         $20,655          $20,734
American Century VP Value                   05/01/94                 N/A             N/A             N/A              N/A

Dreyfus Variable Investment Fund            05/02/94              $8,720          $8,799         $22,040          $22,119
Growth & Income Fund
Dreyfus Socially Responsible Growth         10/06/93              $9,320          $9,398         $21,732          $21,810
Fund
Dreyfus Stock Index Fund                    09/29/89              $9,652          $9,731         $22,218          $22,295

Fidelity VIP Fund II -Asset Manager         09/06/89              $9,057          $9,135         $19,556          $19,634
Portfolio
Fidelity VIP Fund II -Contrafund            01/03/95              $9,320          $9,399         $21,577          $21,655
Portfolio
Fidelity VIP Fund - Equity-Income           10/09/86              $9,003          $9,081         $20,556          $20,634
Portfolio
Fidelity VIP Fund - Growth Portfolio        10/09/86              $8,644          $8,722         $20,281          $20,360
Fidelity VIP Fund - High Income             09/19/85              $8,870          $8,949         $19,215          $19,293
Portfolio
Fidelity VIP Fund - Overseas Portfolio      01/28/87              $9,160          $9,239         $19,517          $19,596

NSAT Capital Appreciation Fund              04/15/92              $9,710          $9,789         $22,435          $22,513
NSAT Government Bond Fund                   11/08/82              $8,534          $8,612         $17,861          $17,940
NSAT Money Market Fund                      11/10/81              $8,518          $8,597         $17,328          $17,406
NSAT Small Company Fund                     10/23/95              $8,818          $8,897             N/A              N/A
NSAT Total Return Fund                      11/08/82              $9,591          $9,670         $21,601          $21,680

Neuberger & Berman Advisers Management      09/10/84              $8,567          $8,645         $19,363          $19,442
Trust -Growth Portfolio
Neuberger & Berman Advisers Management      09/10/84              $8,539          $8,617         $17,528          $17,607
Trust -Bond Portfolio
Neuberger & Berman Advisers Management      03/22/94              $9,832          $9,910         $22,945          $23,023
Trust -Partners Portfolio

Oppenheimer Variable Account Fund -         04/30/85              $8,434          $8,513         $17,622          $17,701
Bond Fund
Oppenheimer Variable Account Fund -         11/12/90              $9,727          $9,805         $20,163          $20,241
Global Securities
Oppenheimer Variable Account Fund -         02/09/87              $9,001          $9,079         $19,457          $19,535
Multiple  Strategies

Strong Variable Insurance Funds, Inc.       05/08/92              $7,572          $7,850         $17,068          $17,146
-Discovery Fund II, Inc.
Strong Variable Insurance Funds, Inc.       10/20/95              $8,606          $8,685             N/A              N/A
-International Stock Fund II
Strong  Opportunity Fund II, Inc.           05/08/92              $8,904          $8,982         $20,082          $20,161

Van Eck Worldwide Insurance Trust           12/27/95              $7,963          $8,042         $17,917          $17,995
-Worldwide  Emerging Markets Fund
Van Eck Worldwide Insurance Trust           09/01/89              $8,300          $8,378         $16,680          $16,758
-Worldwide Bond Fund
Van Eck Worldwide Insurance Trust           09/01/89             $10,901         $10,980             N/A              N/A
-Worldwide Hard Assets Fund

Van Kampen American Capital Life            07/03/95             $11,304         $11,383             N/A              N/A
Investment Trust - American Capital
Real Estate Securities Fund

Warburg Pincus Trust-International          06/30/95              $8,542          $8,621             N/A              N/A
Equity Portfolio
Warburg Pincus Trust-Post Venture           11/18/96                 N/A             N/A             N/A              N/A
Capital Portfolio
Warburg Pincus Trust-Small Company           6/30/95              $7,716          $7,794             N/A              N/A
Growth Portfolio
--------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
                                              3 Years to 12/31/96             5 Years to
                                                                              12/31/96
---------------------------------------------------------------------------------------------------------
                                                               Cash                             Cash
        Underlying Mutual Fund                Accum            Surr.          Accum             Surr.
                                              Value            Value          Value             Value
---------------------------------------------------------------------------------------------------------
American Century VP Balanced                   $29,352        $29,352           $51,350           $51,350
American Century VP Capital                    $23,294        $23,294           $41,455           $41,455
Appreciation
American Century VP International                  N/A            N/A               N/A               N/A
American Century VP Value                          N/A            N/A               N/A               N/A

Dreyfus Variable Investment Fund                   N/A            N/A               N/A               N/A
Growth & Income Fund
Dreyfus Socially Responsible Growth            $34,729        $34,729               N/A               N/A
Fund
Dreyfus Stock Index Fund                       $36,387        $36,387           $66,495           $66,495

Fidelity VIP Fund II -Asset Manager            $29,933        $29,933           $54,041           $54,041
Portfolio
Fidelity VIP Fund II -Contrafund                   N/A            N/A               N/A               N/A
Portfolio
Fidelity VIP Fund - Equity-Income              $34,211        $34,211           $65,947           $65,947
Portfolio
Fidelity VIP Fund - Growth Portfolio           $32,608        $32,608           $61,277           $61,277
Fidelity VIP Fund - High Income                $29,779        $29,779           $55,350           $55,350
Portfolio
Fidelity VIP Fund - Overseas Portfolio         $29,551        $29,551           $54,822           $54,822

NSAT Capital Appreciation Fund                 $35,980        $35,980               N/A               N/A
NSAT Government Bond Fund                      $27,405        $27,405           $48,085           $48,085
NSAT Money Market Fund                         $26,443        $26,443           $45,087           $45,087
NSAT Small Company Fund                            N/A            N/A               N/A               N/A
NSAT Total Return Fund                         $34,747        $34,747           $63,332           $63,332

Neuberger & Berman Advisers Management         $30,874        $30,874           $65,390           $55,390
Trust -Growth Portfolio
Neuberger & Berman Advisers Management         $26,783        $26,763           $46,226           $46,226
Trust -Bond Portfolio
Neuberger & Berman Advisers Management         $37,515        $37,515               N/A               N/A
Trust -Partners Portfolio

Oppenheimer Variable Account Fund -            $27,058        $27,058           $47,957           $47,957
Bond Fund
Oppenheimer Variable Account Fund -            $29,879        $29,879           $58,365           $58,365
Global Securities
Oppenheimer Variable Account Fund -            $30,426        $30,426           $55,334           $55,334
Multiple  Strategies

Strong Variable Insurance Funds, Inc.          $26,709        $26,709               N/A               N/A
-Discovery Fund II, Inc.
Strong Variable Insurance Funds, Inc.              N/A            N/A               N/A               N/A
-International Stock Fund II
Strong  Opportunity Fund II, Inc.              $32,167        $32,167               N/A               N/A

Van Eck Worldwide Insurance Trust              $27,271        $27,271           $56,180           $56,180
-Worldwide  Emerging Markets Fund
Van Eck Worldwide Insurance Trust              $26,094        $26,094           $45,104           $45,104
-Worldwide Bond Fund
Van Eck Worldwide Insurance Trust                  N/A            N/A               N/A               N/A
-Worldwide Hard Assets Fund

Van Kampen American Capital Life                   N/A            N/A               N/A               N/A
Investment Trust - American Capital
Real Estate Securities Fund

Warburg Pincus Trust-International                 N/A            N/A               N/A               N/A
Equity Portfolio
Warburg Pincus Trust-Post Venture                  N/A            N/A               N/A               N/A
Capital Portfolio
Warburg Pincus Trust-Small Company                 N/A            N/A               N/A               N/A
Growth Portfolio
---------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------
                                           10 Years to                       Inception to
                                           12/31/96                          12/31/96
---------------------------------------------------------------------------------------------------------
                                                           Cash                                Cash
        Underlying Mutual Fund             Accum           Surr.             Accum             Surr.
                                           Value           Value             Value             Value
---------------------------------------------------------------------------------------------------------
American Century VP Balanced                     N/A             N/A           $64,786           $64,786
American Century VP Capital                      N/A             N/A          $109,150          $109,150
Appreciation
American Century VP International                N/A             N/A           $29,975           $29,975
American Century VP Value                        N/A             N/A           $10,154           $10,232

Dreyfus Variable Investment Fund                 N/A             N/A           $36,007           $36,007
Growth & Income Fund
Dreyfus Socially Responsible Growth              N/A             N/A           $46,155           $46,155
Fund
Dreyfus Stock Index Fund                         N/A             N/A          $121,745          $121,745

Fidelity VIP Fund II -Asset Manager              N/A             N/A          $100,142          $100,142
Portfolio
Fidelity VIP Fund II -Contrafund                 N/A             N/A           $31,766           $31,766
Portfolio
Fidelity VIP Fund - Equity-Income           $177,675        $177,675          $198,138          $198,138
Portfolio
Fidelity VIP Fund - Growth Portfolio        $176,533        $176,533          $197,812          $197,812
Fidelity VIP Fund - High Income             $154,341        $154,341          $197,897          $197,897
Portfolio
Fidelity VIP Fund - Overseas Portfolio      $129,016        $129,016          $142,367          $142,367

NSAT Capital Appreciation Fund                   N/A             N/A           $64,792           $64,792
NSAT Government Bond Fund                   $122,366        $122,366          $229,133          $229,133
NSAT Money Market Fund                      $102,541        $102,541          $200,419          $200,419
NSAT Small Company Fund                          N/A             N/A           $19,330           $19,408
NSAT Total Return Fund                      $167,295        $167,295          $377,534          $377,534

Neuberger & Berman Advisers Management      $143,638        $143,638          $222,627          $222,627
Trust -Growth Portfolio
Neuberger & Berman Advisers Management      $109,757        $109,757          $159,240          $159,240
Trust -Bond Portfolio
Neuberger & Berman Advisers Management           N/A             N/A           $46,163           $46,163
Trust -Partners Portfolio

Oppenheimer Variable Account Fund -         $122,649        $122,649          $162,816          $162,816
Bond Fund
Oppenheimer Variable Account Fund -              N/A             N/A           $85,001           $85,001
Global Securities
Oppenheimer Variable Account Fund -         $142,510        $142,510          $155,789          $155,789
Multiple  Strategies

Strong Variable Insurance Funds, Inc.            N/A             N/A           $48,990           $48,990
-Discovery Fund II, Inc.
Strong Variable Insurance Funds, Inc.            N/A             N/A           $18,360           $18,439
-International Stock Fund II
Strong  Opportunity Fund II, Inc.                N/A             N/A           $62,320           $62,320

Van Eck Worldwide Insurance Trust                N/A             N/A           $92,088           $92,088
-Worldwide  Emerging Markets Fund
Van Eck Worldwide Insurance Trust                N/A             N/A           $77,279           $77,279
-Worldwide Bond Fund
Van Eck Worldwide Insurance Trust                N/A             N/A           $20,846           $20,925
-Worldwide Hard Assets Fund

Van Kampen American Capital Life                 N/A             N/A           $23,184           $23,263
Investment Trust - American Capital
Real Estate Securities Fund

Warburg Pincus Trust-International               N/A             N/A           $18,067           $18,145
Equity Portfolio
Warburg Pincus Trust-Post Venture                N/A             N/A            $7,688            $7,766
Capital Portfolio
Warburg Pincus Trust-Small Company               N/A             N/A           $17,403           $17,481
Growth Portfolio
---------------------------------------------------------------------------------------------------------

------------------


(See Accompanying Notes to Cash Value Performance Table)

*THE CASH SURRENDER VALUE FIGURES REFLECT THE DEDUCTION OF ALL APPLICABLE POLICY CHARGES, INCLUDING A DEDUCTION FROM EACH PREMIUM PAYMENT, A 0.75% ASSET CHARGE, APPLICABLE COST OF INSURANCE CHARGES, AND A MONTHLY ADMINISTRATIVE CHARGE (AND THE DEDUCTION OF APPLICABLE INVESTMENT ADVISORY FEES AND OTHER EXPENSES OF THE UNDERLYING MUTUAL FUNDS).

The preceding Cash-Value performance table shows the effect of the performance quoted on accumulated values and cash surrender values, based on a hypothetical annual premium of $10,000 for a 45 year-old male, non-tobacco preferred, with a level death benefit and an initial specified amount of $440,003 (based on a Guideline Level Premium of $10,000 issued on a preferred basis). The cash surrender value figures reflect the deduction of all applicable Policy Charges, including a deduction from each premium payment, a 0.75% asset charge, applicable cost of insurance charges, surrender charges, and a monthly administrative charge (and the deduction of applicable investment advisory fees and other expenses of the Underlying Mutual Funds). See the "Policy Charges" section for more information about these charges. The cost of insurance charges may be higher or lower for purchasers who do not meet the profile of the hypothetical purchaser. Illustrations reflecting a potential purchaser's specific characteristics are available from the Company upon request.


The Underlying Mutual Fund Inception Date is the date the Underlying Mutual Fund first became effective, which is not necessarily the same date the Underlying Mutual Fund was first made available through the Variable Account. For those Underlying Mutual Funds which have not been offered as sub-accounts through the Variable Account for one of the quoted periods, the cash values will show the investment performance such Underlying Mutual Funds would have achieved (reduced by any applicable Variable Account and Policy Charges, and Underlying Mutual Fund investment advisory fees and expenses) had they been offered as sub-accounts through the Variable Account for the period quoted. Certain Underlying Mutual Funds are not as old as some of the periods quoted, therefore, the cash values may not be available for all of the periods shown.


THE PRECEDING CASH-VALUE PERFORMANCE TABLE DISPLAYS HISTORICAL INVESTMENT RESULTS OF THE UNDERLYING MUTUAL FUND SUB-ACCOUNTS OF THE VARIABLE ACCOUNT. THIS INFORMATION MAY BE USEFUL IN HELPING POTENTIAL INVESTORS IN DECIDING WHICH UNDERLYING MUTUAL FUND SUB-ACCOUNTS TO CHOOSE AND IN ASSESSING THE COMPETENCE OF THE UNDERLYING MUTUAL FUNDS' INVESTMENT ADVISERS. THE PERFORMANCE FIGURES SHOWN SHOULD BE CONSIDERED IN LIGHT OF THE INVESTMENT OBJECTIVES AND POLICIES, CHARACTERISTICS AND QUALITY OF THE UNDERLYING PORTFOLIOS OF THE UNDERLYING MUTUAL FUNDS, AND THE MARKET CONDITIONS DURING THE PERIODS OF TIME QUOTED. THE PERFORMANCE FIGURES SHOULD NOT BE CONSIDERED AS ESTIMATES OR PREDICTIONS OF FUTURE PERFORMANCE. INVESTMENT RETURN AND THE PRINCIPAL VALUE OF THE UNDERLYING MUTUAL FUND SUB-ACCOUNTS ARE NOT GUARANTEED AND WILL FLUCTUATE SO THAT A POLICY OWNER'S UNITS, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.

                          Independent Auditors' Report


The Board of Directors of Nationwide Life and Annuity Insurance Company
   (formerly Financial Horizons Life Insurance Company) and
   Contract Owners of Nationwide VL Separate Account-A
   (formerly Financial Horizons VL Separate Account-1):

      We have audited the accompanying statement of assets, liabilities and contract owners' equity of Nationwide VL Separate Account-A (formerly Financial Horizons VL Separate Account-1) as of December 31, 1996, and the related statements of operations and changes in contract owners' equity and schedules of changes in unit value for each of the years in the three year period then ended. These financial statements and schedules of changes in unit value are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules of changes in unit value based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules of changes in unit value are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of December 31, 1996, by correspondence with the transfer agents of the underlying mutual funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements and schedules of changes in unit value referred to above present fairly, in all material respects, the financial position of Nationwide VL Separate Account-A (formerly Financial Horizons VL Separate Account-1) as of December 31, 1996, and the results of its operations and its changes in contract owners' equity and the schedules of changes in unit value for each of the years in the three year period then ended in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
February 7, 1997

                        NATIONWIDE VL SEPARATE ACCOUNT-A
              (Formerly Financial Horizons VL Separate Account-1)
          STATEMENT OF ASSETS, LIABILITIES AND CONTRACT OWNERS' EQUITY

                               December 31, 1996

ASSETS:

   Investments at market value:

      Fidelity VIP - Growth Portfolio (FidVIPGr)
         1,295 shares (cost $30,834) .............................   $ 40,328

      Nationwide SAT - Capital Appreciation Fund (NSATCapAp)
         96 shares (cost $1,141) .................................      1,561

      Nationwide SAT - Government Bond Fund (NSATGvtBd)
         1,578 shares (cost $16,876) .............................     17,425

      Nationwide SAT - Money Market Fund (NSATMyMkt)
         10,224 shares (cost $10,224) ............................     10,224

      Nationwide SAT - Total Return Fund (NSATTotRe)
         863 shares (cost $9,232) ................................     11,458

      Neuberger & Berman - Balanced Portfolio (NBAMTBal)
         724 shares (cost $11,022) ...............................     11,523

      TCI Portfolios - TCI Advantage (TCIAdv)
         60,866 shares (cost $312,528) ...........................    382,850
                                                                     --------
            Total assets                                              475,369
Accounts Payable                                                           34
                                                                     --------
Contract Owners' Equity                                              $475,335
                                                                     ========


Contract owners' equity represented by:                       UNITS       UNIT VALUE
                                                              -----       ----------
Multiple Payment Contracts and Flexible Premium Contracts:

    Fidelity VIP - Growth Portfolio .......................   2,016       $20.008196    $ 40,337

    Nationwide SAT - Capital Appreciation Fund ............      83        18.410667       1,528

    Nationwide SAT - Government Bond Fund .................   1,132        15.383251      17,414

    Nationwide SAT - Money Market Fund ....................     835        12.214743      10,199

    Nationwide SAT - Total Return Fund ....................     523        21.988773      11,500

    Neuberger & Berman - Balanced Portfolio ...............     729        15.775523      11,500

    TCI Portfolios - TCI Advantage ........................     413        14.210999       5,869

    TCI Portfolios - TCI Advantage Initial Funding by
     Depositor (note 1a) ..................................  25,000        15.079515     376,988
                                                             ======        =========    ========
                                                                                        $475,335
                                                                                        ========


See accompanying notes to financial statements.

                        NATIONWIDE VL SEPARATE ACCOUNT-A
              (Formerly Financial Horizons VL Separate Account-1)
        STATEMENTS OF OPERATIONS AND CHANGES IN CONTRACT OWNERS' EQUITY

                  Years Ended December 31, 1996, 1995 and 1994

                                              1996          1995        1994
                                              ----          ----        ----
Investment Activity:
   Reinvested capital gains and
    dividends............................   $ 31,785     $ 13,451    $ 12,249
   Mortality and expense charges
    (note 3).............................       (722)        (621)     (1,049)
                                            --------       ------    --------
      Net investment activity............     31,063       12,830      11,200
                                            --------       ------    --------

   Proceeds from mutual fund shares
    sold.................................     16,003       36,212     134,821
   Cost of mutual fund shares sold.......    (14,209)     (35,326)   (138,965)
                                            --------       ------    --------
      Realized gain (loss) on
       investments.......................      1,794          886      (4,144)
   Change in unrealized gain (loss)
    on investments.......................      8,266       53,488      (7,482)
                                            --------      -------    --------
      Net gain (loss) on investments.....     10,060       54,374     (11,626)
                                            --------      -------    --------
         Net increase (decrease) in
           contract owners' equity
             resulting from operations...     41,123       67,204        (426)
                                            --------      -------    --------

Equity Transactions:
   Purchase payments received from
     contract owners.....................     24,097       36,589         --
   Surrenders (note 2d)..................     (6,042)        (164)     (9,107)
   Policy loans (net of repayments)
     (note 4)............................      3,498      (23,321)        --
   Deductions for surrender charges
     (note 2d)...........................         --            --        --
   Redemptions to pay cost of insurance
     charges and administrative charges
     (notes 2b and 2c)...................    (12,114)     (12,670)    (20,999)
                                            --------       ------    --------
         Net equity transactions.........      9,439          434     (30,106)
                                            --------       ------    --------

Net change in contract owners' equity         50,562       67,638     (30,532)
Contract owners' equity beginning
   of period.............................    424,773      357,135      387,667
                                            --------       ------    --------
Contract owners' equity end of
   period................................  $ 475,335     $424,773     $357,135
                                           =========      =======      =======


See accompanying notes to financial statements.

                        NATIONWIDE VL SEPARATE ACCOUNT-A
              (Formerly Financial Horizons VL Separate Account-1)
                         NOTES TO FINANCIAL STATEMENTS

                        December 31, 1996, 1995 and 1994

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a) Organization and Nature of Operations

         Nationwide VL Separate Account-A (formerly Financial Horizons VL Separate Account-1) (the Account) was established pursuant to a resolution of the Board of Directors of Nationwide Life and Annuity Insurance Company (formerly Financial Horizons Life Insurance Company) (the Company) on August 8, 1984. The Account has been registered as a unit investment trust under the Investment Company Act of 1940. On August 21, 1991, the Company (Depositor) transferred to the Account, 50,000 shares of the TCI Portfolios, Inc. - TCI Advantage fund for which the Account was credited with 25,000 accumulation units. The value of the accumulation units purchased by the Company on August 21, 1991 was $250,000.

         The Company offers Modified Single Premium, Multiple Payment and Flexible Premium Variable Life Insurance Policies through the Account. The primary distribution for the contracts is through banks and other financial institutions; however, other distributors may be utilized.

     (b) The Contracts

         Only contracts with a front-end sales charge, a contingent deferred sales charge and certain other fees, have been purchased. Additionally, contracts without a front-end sales charge, but with a contingent deferred sales charge and certain other fees, have been purchased. See note 2 for a discussion of policy charges and note 3 for asset charges.

         Contract owners may invest in the following:

              Portfolio of the Fidelity Variable Insurance Products Fund (Fidelity VIP);
                Fidelity VIP - Growth Portfolio (FidVIPGr)

              Funds of the Nationwide Separate Account Trust (Nationwide SAT) (managed for a fee by an affiliated investment advisor);
                Nationwide SAT - Capital Appreciation Fund (NSATCapAp) Nationwide SAT - Government Bond Fund (NSATGvtBd) Nationwide SAT - Money Market Fund (NSATMyMkt) Nationwide SAT - Total Return Fund (NSATTotRe)

              Portfolio of the Neuberger &Berman Advisers Management Trust (Neuberger & Berman);
                Neuberger & Berman - Balanced Portfolio (NBAMTBal)

              Portfolio of the TCI Portfolios, Inc. (TCIPortfolios); TCI
                Portfolios - TCI Advantage (TCIAdv)

         At December 31, 1996, contract owners have invested in all of the above funds. The contract owners' equity is affected by the investment results of each fund, equity transactions by contract owners and certain policy charges (see notes 2 and 3). The accompanying financial statements include only contract owners' purchase payments pertaining to the variable portions of their contracts and exclude any purchase payments for fixed dollar investment options, the latter being included in the accounts of the Company.

     (c) Security Valuation, Transactions and Related Investment Income

         The market value of the underlying mutual funds is based on the closing net asset value per share at December 31, 1996. The cost of investments sold is determined on the specific identification basis. Investment transactions are accounted for on the trade date (date the order to buy or sell is executed) and dividend income is recorded on the ex-dividend date.

     (d) Federal Income Taxes

         Operations of the Account form a part of, and are taxed with, operations of the Company, which is taxed as a life insurance company under the Internal Revenue Code.

         The Company does not provide for income taxes within the Account. Taxes are the responsibility of the contract owner upon termination or withdrawal.

     (e) Use of Estimates in the Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (f) Reclassifications

         Certain 1995 and 1994 amounts have been reclassified to conform with the current year presentation.

(2)  POLICY CHARGES

     (a) Deductions from Premiums

         On multiple payment contracts and flexible premium contracts, the Company deducts a charge for state premium taxes equal to 2.5% of all premiums received to cover the payment of these premium taxes. The Company also deducts a sales load from each premium payment received not to exceed 3.5% of each premium payment. The Company may at its sole discretion reduce this sales loading.

     (b) Cost of Insurance

         A cost of insurance charge is assessed monthly against each contract by liquidating units. The amount of the charge is based upon age, sex, rate class and net amount at risk (death benefit less total contract value).

     (c) Administrative Charges

         For multiple payment contracts, the Company currently deducts a monthly administrative charge of $5 (may deduct up to $7.50, maximum) to recover policy maintenance, accounting, record keeping and other administrative expenses.

         For flexible premium contracts, the Company currently deducts a monthly administrative charge of $25 during the first policy year and $5 per month thereafter (may deduct up to $7.50, maximum) to recover policy maintenance, accounting, record keeping and other administrative expenses. Additionally, the Company deducts an increase charge of $2.04 per year per $1,000 applied to any increase in the specified amount during the first 12 months after the increase becomes effective.

         For single premium contracts, the Company deducts an annual administrative charge which is determined as follows:
           Purchase payments totaling less than $25,000 - $90/year

         Purchase payments totaling $25,000 or more - $50/year

         The above charges are assessed against each contract by liquidating units.

         No charges were deducted from the initial funding, or from the earnings thereon.

     (d) Surrender Charges

         Policy surrenders result in a redemption of the contract value from the Account and payment of the surrender proceeds to the contract owner or designee. The surrender proceeds consist of the contract value, less any outstanding policy loans, and less a surrender charge, if applicable. The charge is determined according to contract type.

         For multiple payment contracts and flexible premium contracts, the amount charged is determined based upon a specified percentage of the initial surrender charge, which varies by issue age, sex and rate class. The charge is 100% of the initial surrender charge in the first year, declining to 0% after the ninth year.

         For single premium contracts, the charge is determined based upon a specified percentage of the original purchase payment. The charge is 8.5% in the first year, and declines to 0% after the ninth year.

(3) ASSET CHARGES

     For multiple payment contracts and flexible premium contracts, the Company deducts charges from the contract to cover mortality and expense risk charges related to operations, and to recover policy maintenance charges. The charge is equal to an annual rate of .80%, with certain exceptions.

     For single premium contracts, the Company deducts a charge from the contract to cover mortality and expense risk charges related to operations, and to recover policy maintenance and premium tax charges. The charge is equal to an annual rate of 1.30% during the first ten policy years, and 1.00% thereafter.

     The above charges are assessed through the daily unit value calculation. No charges are deducted from the initial funding, or from earnings thereon.

(4)  POLICY LOANS (NET OF REPAYMENTS)

     Contract provisions allow contract owners to borrow up to 90% of a policy's cash surrender value. On each policy anniversary following the initial loan, 6% interest is due and payable to the Company.

     At the time the loan is granted, the amount of the loan is transferred from the Account to the Company's general account as collateral for the outstanding loan. Collateral amounts in the general account are credited with the stated rate of interest in effect at the time the loan is made, subject to a guaranteed minimum rate. Loan repayments result in a transfer of collateral, including interest, back to the Account.

(5)  SCHEDULE I

     Schedule I presents the components of the change in the unit values, which are the basis for contract owners' equity. This schedule is presented in the following format:

         o    Beginning unit value - Jan. 1

         o    Reinvested capital gains and dividends
              (This amount reflects the increase in the unit value due to capital gains and dividend distributions from the underlying mutual funds.)

         o    Unrealized gain (loss)
              (This amount reflects the increase (decrease) in the unit value resulting from the market appreciation (depreciation) of the underlying mutual funds.)

         o    Asset charges
              (This amount reflects the decrease in the unit value due to the charges discussed in note 3.)

         o    Ending unit value - Dec. 31

         o    Percentage increase (decrease) in unit value.

                                                                      SCHEDULE I

                        NATIONWIDE VL SEPARATE ACCOUNT-A
              (FORMERLY FINANCIAL HORIZONS VL SEPARATE ACCOUNT-1)
           MULTIPLE PAYMENT CONTRACTS AND FLEXIBLE PREMIUM CONTRACTS
                       SCHEDULES OF CHANGES IN UNIT VALUE
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                           FIDVIPGR      NSATCAPAP      NSATGVTBD      NSATMYMKT     NSATTOTRE     NBAMTBAL      TCIADV     TCIADV+
                           --------      ---------      ---------      ---------     ---------     --------      ------     -------
1996
 Beginning unit value -
  Jan. 1                 $17.583952      14.713230      14.984933      11.714295     18.192762     14.878481  13.112917   13.802855
-----------------------------------------------------------------------------------------------------------------------------------
 Reinvested capital gains
  and dividends            1.263661        .766553        .930103        .596995      1.217547      2.281380    .945920     .998314
-----------------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)    1.312893       3.061949       (.412550)       .000000      2.737018     (1.262381)   .260998     .278346
-----------------------------------------------------------------------------------------------------------------------------------
 Asset charges             (.152310)      (.131065)      (.119235)      (.096547)     (.158554)     (.121957)  (.108836)    .000000
-----------------------------------------------------------------------------------------------------------------------------------
 Ending unit value -
  Dec. 31                $20.008196      18.410667      15.383251      12.214743     21.988773     15.775523  14.210999   15.079515
-----------------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
  in unit value*                 14%            25%             3%             4%           21%            6%         8%          9%
===================================================================================================================================

1995
 Beginning unit value -
  Jan. 1                 $13.094007       11.465403      12.720514      11.176411    14.205723     12.118394  11.321934   11.822996
-----------------------------------------------------------------------------------------------------------------------------------
 Reinvested capital gains
  and dividends             .072389         .653781        .903001        .629782     1.413734       .308616    .411556     .431938
-----------------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)    4.544905        2.696528       1.472503        .000000     2.703396      2.562255   1.477165    1.547921
-----------------------------------------------------------------------------------------------------------------------------------
 Asset charges             (.127349)       (.102482)      (.111085)      (.091898)    (.130091)     (.110784)  (.097738)    .000000
-----------------------------------------------------------------------------------------------------------------------------------
 Ending unit value -
  Dec. 31                $17.583952       14.713230      14.984933      11.714295    18.192762     14.878481  13.112917   13.802855
-----------------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
  in unit value*                 34%             28%            18%             5%          28%           23%        16%         17%
===================================================================================================================================

1994
 Beginning unit value -
  Jan. 1                 $13.201441       11.662121      13.250482      10.845265    14.167308     12.640011  11.295721   11.701906
-----------------------------------------------------------------------------------------------------------------------------------
 Reinvested capital gains
  and dividends             .794469         .184927        .833925        .419275      .717782       .493181    .297670     .309969
-----------------------------------------------------------------------------------------------------------------------------------
 Unrealized gain (loss)    (.799798)       (.289863)     (1.261429)       .000000     (.565055)     (.916591)  (.181209)   (.188879)
-----------------------------------------------------------------------------------------------------------------------------------
 Asset charges             (.102105)       (.091782)      (.102464)      (.088129)    (.114312)     (.098207)  (.090248)    .000000
-----------------------------------------------------------------------------------------------------------------------------------
 Ending unit value -
  Dec. 31                $13.094007       11.465403      12.720514      11.176411    14.205723     12.118394  11.321934   11.822996
-----------------------------------------------------------------------------------------------------------------------------------
 Percentage increase (decrease)
  in unit value*                 (1)%            (2)%           (4)%            3%           0%           (4)%        0%          1%
===================================================================================================================================

  *An annualized rate of return cannot be determined as asset charges do not include the policy charges discussed in note 2.

  +For Depositor, see note 1a.

See note 5.

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nationwide Life and Annuity Insurance Company:

We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company, a wholly owned subsidiary of Nationwide Life Insurance Company, as of December 31, 1996 and 1995, and the related statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities.

                                                KPMG Peat Marwick LLP

Columbus, Ohio
January 31, 1997

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                 Balance Sheets

                           December 31, 1996 and 1995
                                ($000's omitted)


                           Assets                                                         1996         1995
                           ------                                                      ----------    -------
Investments (notes 4, 7 and 8):
   Securities available-for-sale, at fair value:
      Fixed maturity securities (cost $640,303 in 1996; $539,214 in 1995)              $  648,076    555,751
      Equity securities (cost $10,854 in 1996; $10,256 in 1995)                            12,254     11,407
   Mortgage loans on real estate, net                                                     150,997    104,736
   Real estate, net                                                                         1,090      1,117
   Policy loans                                                                               126         94
   Short-term investments (note 12)                                                           492      4,844
                                                                                       ----------    -------
                                                                                          813,035    677,949
                                                                                       ----------    -------
Cash                                                                                        4,296         --
Accrued investment income                                                                   9,189      8,464
Deferred policy acquisition costs                                                          16,168     23,405
Deferred federal income tax (note 6)                                                        4,735         --
Other assets                                                                               32,747        208
Assets held in Separate Accounts (note 7)                                                 486,251    257,556
                                                                                       ----------    -------
                                                                                       $1,366,421    967,582
                                                                                       ==========    =======
            Liabilities and Shareholder's Equity
            ------------------------------------
Future policy benefits and claims (notes 5 and 7)                                      $   80,720    621,280
Funds withheld under coinsurance agreement with affiliate (note 12)                       679,571         --
Accrued federal income tax (note 6):
   Current                                                                                  7,914        708
   Deferred                                                                                    --      2,830
                                                                                       ----------    -------
                                                                                            7,914      3,538
                                                                                       ----------    -------
Other liabilities                                                                          27,928      5,031
Liabilities related to Separate Accounts (note 7)                                         486,251    257,556
                                                                                       ----------    -------
                                                                                        1,282,384    887,405
                                                                                       ----------    -------
Commitments (notes 7 and 8)

Shareholder's equity (notes 3, 4 and 11):
   Capital shares, $40 par value.  Authorized, issued and outstanding 66,000 shares         2,640      2,640
   Additional paid-in capital                                                              52,960     52,960
   Retained earnings                                                                       25,209     20,123
   Unrealized gains on securities available-for-sale, net                                   3,228      4,454
                                                                                       ----------    -------
                                                                                           84,037     80,177
                                                                                       ----------    -------
                                                                                       $1,366,421    967,582
                                                                                       ==========    =======

See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                              Statements of Income

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)


                                                                               1996        1995        1994
                                                                             --------     -------     -------
Revenues (note 13):
   Investment product and universal life insurance product policy charges    $  6,656       4,322       3,601
   Traditional life insurance premiums                                            246         674         311
   Net investment income (note 4)                                              51,045      49,108      45,030
   Realized losses on investments (note 4)                                         (3)       (702)       (625)
                                                                             --------     -------     -------
                                                                               57,944      53,402      48,317
                                                                             --------     -------     -------
Benefits and expenses:
   Benefits and claims                                                         35,524      34,180      29,870
   Amortization of deferred policy acquisition costs                            7,380       5,508       6,940
   Other operating expenses (note 12)                                           7,247       6,567       6,320
                                                                             --------     -------     -------
                                                                               50,151      46,255      43,130
                                                                             --------     -------     -------
      Income before federal income tax expense                                  7,793       7,147       5,187
                                                                             --------     -------     -------
Federal income tax expense (benefit) (note 6):
   Current                                                                      9,612       2,012       2,103
   Deferred                                                                    (6,905)        361        (244)
                                                                             --------     -------     -------
                                                                                2,707       2,373       1,859
                                                                             --------     -------     -------
      Net income                                                             $  5,086       4,774       3,328
                                                                             ========     =======     =======

See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Statements of Shareholder's Equity

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)


                                                                                                    Unrealized
                                                                                                   gains (losses)
                                                                     Additional                    on securities        Total
                                                       Capital        paid-in         Retained     available-for-    shareholder's
                                                       shares         capital         earnings       sale, net          equity
                                                       -------       ----------       --------     --------------    -------------
1994:
   Balance, beginning of year                          $2,640          43,960          12,021              38            58,659
   Capital contribution                                    --           9,000              --              --             9,000
   Net income                                              --              --           3,328              --             3,328
   Adjustment for change in accounting for
      certain investments in debt and equity
      securities, net (note 3)                             --              --              --           4,698             4,698
   Unrealized losses on securities available-
      for-sale, net                                        --              --              --          (8,439)           (8,439)
                                                       ------          ------          ------          ------           -------
   Balance, end of year                                $2,640          52,960          15,349          (3,703)           67,246
                                                       ======          ======          ======          ======           =======
1995:
   Balance, beginning of year                           2,640          52,960          15,349          (3,703)           67,246
   Net income                                              --              --           4,774              --             4,774
   Unrealized gains on securities available-
      for-sale, net                                        --              --              --           8,157             8,157
                                                       ------          ------          ------          ------           -------
   Balance, end of year                                $2,640          52,960          20,123           4,454            80,177
                                                       ======          ======          ======          ======           =======
1996:
   Balance, beginning of year                           2,640          52,960          20,123           4,454            80,177
   Net income                                              --              --           5,086              --             5,086
   Unrealized losses on securities available-
      for-sale, net                                        --              --              --          (1,226)           (1,226)
                                                       ------          ------          ------          ------           -------
   Balance, end of year                                $2,640          52,960          25,209           3,228            84,037
                                                       ======          ======          ======          ======           =======

See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                            Statements of Cash Flows

                  Years ended December 31, 1996, 1995 and 1994
                                ($000's omitted)

                                                                               1996         1995        1994
                                                                            ---------     -------     -------
 Cash flows from operating activities:
    Net income                                                              $   5,086       4,774       3,328
    Adjustments to reconcile net income to net cash provided by operating activities:
          Capitalization of deferred policy acquisition costs                 (19,987)     (6,754)     (7,283)
          Amortization of deferred policy acquisition costs                     7,380       5,508       6,940
          Commission and expense allowances under coinsurance
              agreement with affiliate (note 12)                               26,473          --          --
          Amortization and depreciation                                         1,721         878         473
          Realized losses on invested assets, net                                   3         702         625
          Deferred federal income tax (benefit) expense                        (6,905)        361        (244)
          Increase in accrued investment income                                  (725)       (423)       (750)
          (Increase) decrease in other assets                                 (32,539)         62        (126)
          (Decrease) increase in policy liabilities and funds withheld
              on coinsurance agreement with affiliate                          (7,101)        627         926
          Increase (decrease) in accrued federal income tax payable             7,206         698        (254)
          Increase (decrease) in other liabilities                             22,897         368        (505)
                                                                            ---------     -------     -------
             Net cash provided by operating activities                          3,509       6,801       3,130
                                                                            ---------     -------     -------
 Cash flows from investing activities:
    Proceeds from maturity of securities available-for-sale                    73,966      41,729      24,850
    Proceeds from sale of securities available-for-sale                         2,480       3,070      13,170
    Proceeds from maturity of fixed maturity securities held-to-maturity           --      11,251       8,483
    Proceeds from repayments of mortgage loans on real estate                  10,975       8,673       5,733
    Proceeds from sale of real estate                                              --         655          --
    Proceeds from repayments of policy loans                                       23          50           2
    Cost of securities available-for-sale acquired                           (179,671)    (79,140)    (94,130)
    Cost of fixed maturity securities held-to maturity acquired                    --      (8,000)    (15,544)
    Cost of mortgage loans on real estate acquired                            (57,395)    (18,000)    (11,000)
    Cost of real estate acquired                                                   --         (10)        (52)
    Policy loans issued                                                           (55)        (66)        (80)
    Short-term investments, net                                                 4,352      (4,479)      1,407
                                                                            ---------     -------     -------
             Net cash used in investing activities                           (145,325)    (44,267)    (67,161)
                                                                            ---------     -------     -------
 Cash flows from financing activities:
    Proceeds from capital contribution                                             --          --       9,000
    Increase in investment product and universal life insurance
       product account balances                                               235,286      79,523      95,254
    Decrease in investment product and universal life insurance
       product account balances                                               (89,174)    (42,057)    (40,223)
                                                                            ---------     -------     -------
             Net cash provided by financing activities                        146,112      37,466      64,031
                                                                            ---------     -------     -------
 Net increase in cash                                                           4,296          --          --

 Cash, beginning of year                                                           --          --          --
                                                                            ---------     -------     -------
 Cash, end of year                                                          $   4,296          --          --
                                                                            =========     =======     =======

See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1996, 1995 and 1994
                                ($000's omitted)

(1)   Organization and Description of Business

      Nationwide Life and Annuity Insurance Company (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC).

      The Company sells primarily fixed and variable rate annuities through banks and other financial institutions. In addition, the Company sells universal life and other interest-sensitive life insurance products and is subject to competition from other financial services providers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

      The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

         Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the financial statements. The Company mitigates this risk by operating throughout the United States, thus reducing its exposure to any single jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

         Credit Risk is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining credit and collection policies and by providing for any amounts deemed uncollectible.

         Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)   Summary of Significant Accounting Policies

      The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. An Annual Statement, filed with the Department of Insurance of the State of Ohio (the Department), is prepared on the basis of accounting practices prescribed or permitted by the Department. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

      In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued



      The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

      (a)   Valuation of Investments and Related Gains and Losses

         The Company is required to classify its fixed maturity securities and equity securities as either held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1996 or 1995.

         Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

         Real estate is carried at cost less accumulated depreciation and valuation allowances. Other long-term investments are carried on the equity basis, adjusted for valuation allowances. Impairment losses are recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount.

         Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

      (b)   Revenues and Benefits

         Investment Products and Universal Life Insurance Products: Investment products consist primarily of individual variable and fixed annuities and annuities without life contingencies. Universal life insurance products include universal life insurance, variable universal life insurance and other interest-sensitive life insurance policies. Revenues for investment products and universal life insurance products consist of net investment income, asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include interest credited to policy account balances and benefits and claims incurred in the period in excess of related policy account balances.

         Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits and the deferral and amortization of policy acquisition costs.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      (c)   Deferred Policy Acquisition Costs

         The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable agency expenses have been deferred. For investment products and universal life insurance products, deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(a).

      (d)   Separate Accounts

         Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the statements of income and cash flows except for the fees the Company receives.

      (e)   Future Policy Benefits

         Future policy benefits for investment products in the accumulation phase, universal life insurance and variable universal life insurance policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

      (f)   Federal Income Tax

         The Company files a consolidated federal income tax return with Nationwide Mutual Insurance Company (NMIC). The members of the consolidated tax return group have a tax sharing agreement which provides, in effect, for each member to bear essentially the same federal income tax liability as if separate tax returns were filed.

         The Company utilizes the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

      (g)   Reinsurance Ceded

         Reinsurance premiums ceded and reinsurance recoveries on benefits and claims incurred are deducted from the respective income and expense accounts. Assets and liabilities related to reinsurance ceded are reported on a gross basis.

      (h)   Statements of Cash Flows

         The Company routinely invests its available cash balances in highly liquid, short-term investments with affiliated companies. See note 12. As such, the Company had no cash balance as of December 31, 1995 and 1994.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      (i)   Reclassification

         Certain items in the 1995 and 1994 financial statements have been reclassified to conform to the 1996 presentation.


(3)   Change in Accounting Principle

      Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of Statement of Financial Accounting Standards (SFAS) No. 115 Accounting for Certain Investments in Debt and Equity Securities. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $380,974 and $399,556, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994, has been recorded as a direct credit to shareholder's equity as follows:

         Excess of fair value over amortized cost of fixed maturity
            securities available-for-sale                                         $ 18,582
         Adjustment to deferred policy acquisition costs                           (11,355)
         Deferred federal income tax                                                (2,529)
                                                                                  --------
                                                                                  $  4,698
                                                                                  ========

(4)   Investments

      The amortized cost and estimated fair value of securities available-for-sale were as follows as of December 31, 1996 and 1995:

                                                                                      Gross         Gross
                                                                       Amortized    unrealized    unrealized     Estimated
         1996:                                                           cost         gains         losses      fair value
                                                                       ---------    ----------    ----------    ----------
           Fixed maturity securities:
             U.S. Treasury securities and obligations of U.S.
               government corporations and agencies                    $  3,695            7            (78)        3,624
             Obligations of states and political subdivisions               269           --             (2)          267
             Debt securities issued by foreign governments                6,129          133             (8)        6,254
             Corporate securities                                       393,371        5,916         (1,824)      397,463
             Mortgage-backed securities                                 236,839        4,621           (992)      240,468
                                                                       --------      -------       --------       -------
                 Total fixed maturity securities                        640,303       10,677         (2,904)      648,076
           Equity securities                                             10,854        1,540           (140)       12,254
                                                                       --------      -------       --------       -------
                                                                       $651,157       12,217         (3,044)      660,330
                                                                       ========      =======       ========       =======
         1995:
           Fixed maturity securities:
             U.S. Treasury securities and obligations of U.S.
               government corporations and agencies                    $  3,492           18             --         3,510
             Obligations of states and political subdivisions               271           --             (1)          270
             Debt securities issued by foreign governments                6,177          301             --         6,478
             Corporate securities                                       332,425       10,116           (925)      341,616
             Mortgage-backed securities                                 196,849        7,649           (621)      203,877
                                                                       --------      -------       --------       -------
                 Total fixed maturity securities                        539,214       18,084         (1,547)      555,751
           Equity securities                                             10,256        1,151             --        11,407
                                                                       --------      -------       --------       -------
                                                                       $549,470       19,235         (1,547)      567,158
                                                                       ========      =======       ========       =======

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                               Amortized        Estimated
                                                                  cost          fair value
                                                               ---------        ----------
         Fixed maturity securities available-for-sale:
            Due in one year or less                             $ 43,219           43,441
            Due after one year through five years                198,045          200,453
            Due after five years through ten years               121,820          122,595
            Due after ten years                                   40,380           41,119
                                                                --------          -------
                                                                 403,464          407,608
         Mortgage-backed securities                              236,839          240,468
                                                                --------          -------
                                                                $640,303          648,076
                                                                ========          =======

      The components of unrealized gains on securities available-for-sale, net, were as follows as of December 31:

                                                              1996              1995
                                                            -------           -------
         Gross unrealized gains                             $ 9,173            17,688
         Adjustment to deferred policy acquisition
            costs                                            (4,207)          (10,836)
         Deferred federal income tax                         (1,738)           (2,398)
                                                            -------           -------
                                                            $ 3,228             4,454
                                                            =======           =======

      An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturity securities held-to-maturity follows for the years ended December 31:

                                              1996        1995       1994
                                            --------     ------    -------
         Securities available-for-sale:
            Fixed maturity securities       $ (8,764)    30,647    (32,692)
            Equity securities                    249      1,283       (190)
         Fixed maturity securities
            held-to-maturity                      --      3,941     (8,407)
                                            --------     ------    -------
                                            $ (8,515)    35,871    (41,289)
                                            ========     ======    =======

      Proceeds from the sale of securities available-for-sale during 1996, 1995 and 1994 were $2,480, $3,070 and $13,170, respectively. During 1996, gross gains of $181 ($64 and $373 in 1995 and 1994, respectively) and no gross losses ($6 and $73 in 1995 and 1994, respectively) were realized on those sales.

      During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $2,000 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $600.

      As permitted by the Financial Accounting Standards Board's Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, issued in November 1995, the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $77,405, resulting in a gross unrealized gain of $1,709.

      The Company has no investments which were non-income producing for the twelve month period preceding December 31, 1996 ($996 of fixed maturity securities in 1995).

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      Real estate is presented at cost less accumulated depreciation of $108 as of December 31, 1996 ($81 as of December 31, 1995) and valuation allowances of $229 as of December 31, 1996 ($229 as of December 31, 1995).

      The recorded investment of mortgage loans on real estate considered to be impaired (under SFAS No. 114 - Accounting by Creditors for Impairment of a Loan as amended by SFAS No. 118 - Accounting by Creditors for Impairment of a Loan Income Recognition and Disclosure) as of December 31, 1996 was $955 ($966 as of December 31, 1995), which includes $955 (none as of December 31, 1995) of impaired mortgage loans on real estate for which the related valuation allowance was $184 (none as of December 31, 1995) and none ($966 as of December 31, 1995) of impaired mortgage loans on real estate for which there was no valuation allowance. During 1996, the average recorded investment in impaired mortgage loans on real estate was approximately $964 ($242 in 1995) and interest income recognized on those loans was $16 (none in 1995), which is equal to interest income recognized using a cash-basis method of income recognition.

      Activity in the valuation allowance account for mortgage loans on real estate is summarized for the year ended December 31, 1996:

                                                     1996    1995
                                                     ----    ----
         Allowance, beginning of year                $750     860
              Additional charged to operations        184      --
              Reduction of the allowance credited
                to operations                          --    (110)
                                                     ----    ----
         Allowance, end of year                      $934     750
                                                     ====    ====

      An analysis of investment income by investment type follows for the years ended December 31:

                                                1996      1995      1994
                                              -------    ------    ------
         Gross investment income:
            Securities available-for-sale:
               Fixed maturity securities      $40,552    35,093    36,720
               Equity securities                  598       713        16
            Fixed maturity securities
               held-to-maturity                    --     4,530       540
            Mortgage loans on real estate       9,991     9,106     8,437
            Real estate                           214       273       175
            Short-term investments                507       348       207
            Other                                  57        41        19
                                              -------    ------    ------
                   Total investment income     51,919    50,104    46,114
         Less: investment expenses                874       996     1,084
                                              -------    ------    ------
                   Net investment income      $51,045    49,108    45,030
                                              =======    ======    ======

      An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                            1996     1995     1994
                                                           -----     ----     ----
           Fixed maturity securities available-for-sale    $ 181     (822)     260
           Mortgage loans on real estate                    (184)     110     (832)
           Real estate and other                              --       10      (53)
                                                           -----     ----     ----
                                                           $  (3)    (702)    (625)
                                                           =====     ====     ====

      Fixed maturity securities with an amortized cost of $3,403 and $2,806 as of December 31, 1996 and 1995, respectively, were on deposit with various regulatory agencies as required by law.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(5)   Future Policy Benefits

      The liability for future policy benefits for investment contracts has been established based on policy terms, interest rates and various contract provisions. The average interest rate credited on investment product policies was approximately 5.6%, 5.6% and 5.3% for the years ended December 31, 1996, 1995 and 1994, respectively.


(6)   Federal Income Tax

      The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31, 1996 and 1995 are as follows:

                                                               1996         1995
                                                             --------     -------
         Deferred tax assets:
            Liabilities in Separate Accounts                 $  5,311       3,445
            Future policy benefits                              1,070       5,249
            Mortgage loans on real estate and real estate         407         338
            Other assets and other liabilities                  3,836         708
                                                             --------     -------
              Total gross deferred tax assets                  10,624       9,740
                                                             --------     -------
         Deferred tax liabilities:
            Fixed maturity securities                           3,268       6,308
            Deferred policy acquisition costs                   2,131       6,262
            Equity securities                                     490          --
                                                             --------     -------
              Total gross deferred tax liabilities              5,889      12,570
                                                             --------     -------
                                                             $  4,735      (2,830)
                                                             ========     =======

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. All future deductible amounts can be offset by future taxable amounts or recovery of federal income tax paid within the statutory carryback period. The Company has determined that valuation allowances are not necessary as of December 31, 1996, 1995 and 1994 based on its analysis of future deductible amounts.

      Total federal income tax expense for the years ended December 31, 1996, 1995 and 1994 differs from the amount computed by applying the U.S. federal income tax rate to income before tax as follows:

                                                            1996                 1995                 1994
                                                      ----------------     ----------------     ----------------
                                                       Amount       %       Amount       %       Amount       %
                                                      -------     ----     -------     ----     -------     ----
         Computed (expected) tax expense              $ 2,728     35.0     $ 2,501     35.0     $ 1,815     35.0
         Tax exempt interest and dividends
            received deduction                           (175)    (2.3)       (150)    (2.1)        (50)    (1.0)
         Other, net                                       154      2.0          22      0.3          94      1.8
                                                      -------     ----     -------     ----     -------     ----
               Total (effective rate of each year)    $ 2,707     34.7     $ 2,373     33.2     $ 1,859     35.8
                                                      =======     ====     =======     ====     =======     ====

      Total federal income tax paid was $2,335, $1,314 and $2,357 during the years ended December 31, 1996, 1995 and 1994, respectively.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(7)   Disclosures about Fair Value of Financial Instruments

      SFAS No. 107 - Disclosures about Fair Value of Financial Instruments (SFAS
      107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

      These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

      Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts is provided to make the fair value disclosures more meaningful.

      The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

      The following methods and assumptions were used by the Company in estimating its fair value disclosures:

         Cash, short-term investments and policy loans: The carrying amount reported in the balance sheets for these instruments approximates their fair value.

         Fixed maturity and equity securities: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

         Separate Account assets and liabilities: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes certain surrender charges.

         Mortgage loans on real estate: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

         Investment contracts: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

         Policy reserves on life insurance contracts: The estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


         Commitments to extend credit: Commitments to extend credit have nominal value because of the short-term nature of such commitments. See note 8.

      Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1996 and 1995:

                                                                     1996                       1995
                                                           -----------------------    -----------------------
                                                           Carrying     Estimated     Carrying     Estimated
                                                            amount      fair value     amount      fair value
                                                           --------     ----------    --------     ----------
         Assets
         Investments:
            Securities available-for-sale:
               Fixed maturity securities                   $648,076       648,076       555,751       555,751
               Equity securities                             12,254        12,254        11,407        11,407
            Mortgage loans on real estate, net              150,997       152,496       104,736       111,501
            Policy loans                                        126           126            94            94
            Short-term investments                              492           492         4,844         4,844
            Cash                                              4,296         4,296            --            --
         Assets held in Separate Accounts                   486,251       486,251       257,556       257,556

         Liabilities
         Investment contracts                                75,417        72,262       616,984       601,582
         Policy reserves on life insurance contracts          5,303         5,390         4,296         4,520
         Liabilities related to Separate Accounts           486,251       471,125       257,556       246,996

(8)   Additional Financial Instruments Disclosures

      Financial Instruments with Off-Balance-Sheet Risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

      Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 75% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $19,500 extending into 1997 were outstanding as of December 31, 1996.

      Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 31% (28% in 1995) in any geographic area and no more than 5% (15% in 1995) with any one borrower.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      The summary below depicts loans by remaining principal balance as of December 31, 1996 and 1995:

                                                                          Apartment
                                   Office      Warehouse      Retail       & other        Total
                                  --------     ---------      ------      ---------     --------
          1996:
            East North Central    $  1,968        2,324        8,203         7,867        20,362
            East South Central          --           --        1,828        11,591        13,419
            Mountain                    --        1,394           --         1,986         3,380
            Middle Atlantic          2,817           --          883         1,990         5,690
            New England              1,993          868        1,944            --         4,805
            Pacific                  3,883       15,779       10,093         9,273        39,028
            South Atlantic           9,926           --       16,209        20,520        46,655
            West North Central       2,000           --           --            --         2,000
            West South Central       3,824           --        1,995        10,847        16,666
                                  --------       ------       ------       -------      --------
                                  $ 26,411       20,365       41,155        64,074       152,005
                                  ========       ======       ======       =======
               Less valuation allowances and unamortized discount                          1,008
                                                                                        --------
                    Total mortgage loans on real estate, net                            $150,997
                                                                                        ========
          1995:
            East North Central    $  1,854          878        8,263         3,940        14,935
            East South Central          --           --        1,877        11,753        13,630
            Mountain                    --           --           --         1,964         1,964
            Middle Atlantic            882        1,820          901            --         3,603
            New England                 --          895        1,963            --         2,858
            Pacific                  1,923        8,600        8,211         8,838        27,572
            South Atlantic           3,953           --        9,928        15,797        29,678
            West North Central          --        1,500           --            --         1,500
            West South Central       3,881          969           --         4,932         9,782
                                  --------       ------       ------       -------      --------
                                  $ 12,493       14,662       31,143        47,224       105,522
                                  ========       ======       ======       =======
               Less valuation allowances and unamortized discount                            786
                                                                                        --------
                    Total mortgage loans on real estate, net                            $104,736
                                                                                        ========

(9)   Pension Plan

      The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

      Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

      Effective December 31, 1995, the Nationwide Insurance Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      Pension costs charged to operations by the Company during the years ended December 31, 1996, 1995 and 1994 were $189, $214 and $265, respectively.

      The net periodic pension cost for the Nationwide Insurance Enterprise Retirement Plan as a whole for the year ended December 31, 1996 and for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995 and 1994 follows:

                                                                    1996            1995           1994
                                                                 ---------        --------        -------
          Service cost (benefits earned during the period)       $  75,466          64,524         64,740
          Interest cost on projected benefit obligation            105,511          95,283         73,951
          Actual return on plan assets                            (210,583)       (249,294)       (21,495)
          Net amortization and deferral                            101,795         143,353        (62,150)
                                                                 ---------        --------        -------
                                                                 $  72,189          53,866         55,046
                                                                 =========        ========        =======

      Basis for measurements, net periodic pension cost:

                                                                1996        1995        1994
                                                              -------     -------     -------
          Weighted average discount rate                         6.00%       7.50%       5.75%
          Rate of increase in future compensation levels         4.25%       6.25%       4.50%
          Expected long-term rate of return on plan assets       6.75%       8.75%       7.00%

      Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1996 and 1995 follows:

                                                                               1996           1995
                                                                           -----------     ----------
          Accumulated benefit obligation:
             Vested                                                        $ 1,338,554      1,236,730
             Nonvested                                                          11,149         26,503
                                                                           -----------     ----------
                                                                           $ 1,349,703      1,263,233
                                                                           ===========     ==========
          Net accrued pension expense:
             Projected benefit obligation for services rendered to date    $ 1,847,828      1,780,616
             Plan assets at fair value                                       1,947,933      1,738,004
                                                                           -----------     ----------
                Plan assets in excess of (less than) projected benefit
                   obligation                                                  100,105        (42,612)
             Unrecognized prior service cost                                    37,870         42,845
             Unrecognized net gains                                           (201,952)       (63,130)
             Unrecognized net asset at transition                               37,158         41,305
                                                                           -----------     ----------
                                                                           $   (26,819)       (21,592)
                                                                           ===========     ==========

      Basis for measurements, funded status of plan:

                                                                               1996           1995
                                                                           -----------     ----------
          Weighted average discount rate                                       6.50%          6.00%
          Rate of increase in future compensation levels                       4.75%          4.25%

      Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau, a wholly owned subsidiary of NLIC.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(10)  Postretirement Benefits Other Than Pensions

      In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

      The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation, however, certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

      The Company's accrued postretirement benefit expense as of December 31, 1996 and 1995 was $840 and $808, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1996, 1995 and 1994 was $78, $66 and $119, respectively.

      The amount of NPPBC for the plan as a whole for the years ended December 31, 1996, 1995 and 1994 was as follows:

                                                                                     1996         1995        1994
                                                                                   --------     -------     -------
         Service cost (benefits attributed to employee service during the year)    $  6,541       6,235       8,586
         Interest cost on accumulated postretirement benefit obligation              13,679      14,151      14,011
         Actual return on plan assets                                                (4,348)     (2,657)     (1,622)
         Amortization of unrecognized transition obligation of affiliates               173       2,966         568
         Net amortization and deferral                                                1,830      (1,619)      1,622
                                                                                   --------     -------     -------
                                                                                   $ 17,875      19,076      23,165
                                                                                   ========     =======     =======

      Information regarding the funded status of the plan as a whole as of December 31, 1996 and 1995 follows:

                                                                                         1996         1995
                                                                                      ---------     --------
         Accrued postretirement benefit expense:
            Retirees                                                                  $  92,954       88,680
            Fully eligible, active plan participants                                     23,749       28,793
            Other active plan participants                                               83,986       90,375
                                                                                      ---------     --------
               Accumulated postretirement benefit obligation (APBO)                     200,689      207,848
            Plan assets at fair value                                                    63,044       54,325
                                                                                      ---------     --------
               Plan assets less than accumulated postretirement benefit obligation     (137,645)    (153,523)
            Unrecognized transition obligation of affiliates                              1,654        1,827
            Unrecognized net gains                                                      (23,225)      (1,038)
                                                                                      ---------     --------
                                                                                      $(159,216)    (152,734)
                                                                                      =========     ========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      Actuarial assumptions used for the measurement of the APBO as of December 31, 1996 and 1995 and the NPPBC for 1996, 1995 and 1994 were as follows:

                                                   1996        1996        1995       1995         1994
                                                   APBO        NPPBC       APBO       NPPBC        NPPBC
                                                 --------    --------    --------    --------    --------
         Discount rate                               7.25%       6.65%       6.75%       8.00%       7.00%
         Long-term rate of return on plan
             assets, net of tax                        --        4.80%         --        8.00%        N/A
         Assumed health care cost trend rate:
             Initial rate                           11.00%      11.00%      11.00%      10.00%      12.00%
             Ultimate rate                           6.00%       6.00%       6.00%       6.00%       6.00%
             Uniform declining period            12 Years    12 Years    12 Years    12 Years    12 Years

      The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1996 by $701 and the NPPBC for the year ended December 31, 1996 by $83.

(11)  Regulatory Risk-Based Capital and Dividend Restriction

      Ohio, the Company's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeds the minimum risk-based capital requirements.

      The statutory capital shares and surplus of the Company as reported to regulatory authorities as of December 31, 1996, 1995 and 1994 was $71,390, $54,978 and $48,947, respectively. The statutory net income of the Company as reported to regulatory authorities for the years ended December 31, 1996, 1995 and 1994 was $670, $8,023 and $6,173, respectively.

      The Company is limited in the amount of shareholder dividends it may pay without prior approval by the Department. As of December 31, 1996, the maximum amount available for dividend payment from the Company to its shareholder without prior approval of the Department is $7,139.

      The Company currently does not expect such regulatory requirements to impair its ability to pay operating expenses and stockholder dividends in the future.


(12)  Transactions With Affiliates

      The Company leases office space from NMIC and certain of its subsidiaries. For the years ended December 31, 1996, 1995 and 1994, the Company made lease payments to NMIC and its subsidiaries of $410, $287 and $341, respectively.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      Pursuant to a cost sharing agreement among NMIC and certain of its direct and indirect subsidiaries, including the Company, NMIC provides certain operational and administrative services, such as sales support, advertising, personnel and general management services, to those subsidiaries. Expenses covered by this agreement are subject to allocation among NMIC, the Company and other affiliates. Amounts allocated to the Company were $2,682, $2,596 and $2,503 in 1996, 1995 and 1994, respectively. The allocations are based on techniques and procedures in accordance with insurance regulatory guidelines. Measures used to allocate expenses among companies include individual employee estimates of time spent, special cost studies, salary expense, commissions expense and other methods agreed to by the participating companies that are within industry guidelines and practices. The Company believes these allocation methods are reasonable. In addition, the Company does not believe that expenses recognized under the inter-company agreements are materially different than expenses that would have been recognized had the Company operated on a stand alone basis. Amounts payable to NMIC from the Company under the cost sharing agreement were $2,275 and $1,186 as of December 31, 1996 and 1995, respectively.

      Effective December 31, 1996, the Company entered into an intercompany reinsurance agreement with NLIC whereby certain inforce and subsequently issued fixed individual deferred annuity contracts are ceded on a 100% coinsurance with funds withheld basis. Under 100% coinsurance with funds withheld agreements, invested assets are retained by the ceding company and liabilities for future policy benefits are transferred to the assuming company. In addition, net investment earnings on the invested assets retained by the ceding company are to be paid to the assuming company. Under terms of the Company's agreement, the investment risk associated with changes in interest rates is borne by NLIC. Risk of asset default is retained by the Company, although a fee is paid by NLIC to the Company for the Company's retention of such risk. The agreement will remain inforce until all contract obligations are settled. The ceding of risk does not discharge the original insurer from its primary obligation to the contractholder. The Company believes that the terms of the 100% coinsurance with funds withheld agreement are consistent in all material respects with what the Company could have obtained with unaffiliated parties.

      The Company has recorded a liability equal to the amount due to NLIC as of December 31, 1996 for $679,571, which represents the future policy benefits of the fixed individual deferred annuity contracts ceded. In consideration for the initial inforce business reinsured, NLIC agreed to pay the Company $26,473 in commission and expense allowances which were applied to the Company's deferred policy acquisition costs as of December 31, 1996. No significant gain or loss was recognized as a result of the agreement.

      The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company
      (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $492 and $4,844 as of December 31, 1996 and 1995, respectively, and are included in short-term investments on the accompanying balance sheets.

      Certain annuity products are sold through an affiliated company, which is a subsidiary of Nationwide Corporation. Total commissions paid to the affiliate for the three years ended December 31, 1996 were $14,644, $5,949 and $6,633, respectively.

(13)  Segment Information

      The Company has three primary segments: Variable Annuities, Fixed Annuities and Life Insurance. The Variable Annuities segment consists of annuity contracts that provide the customer with the opportunity to invest in mutual funds managed by an affiliated company and independent investment managers, with the investment returns accumulating on a tax-deferred basis. The Fixed Annuities segment consists of annuity contracts that generate a return for the customer at a specified interest rate, fixed for a prescribed period, with returns accumulating on a tax-deferred basis. The Life Insurance segment consists of insurance products that provide a death benefit and may also allow the customer to build cash value on a tax-deferred basis. In addition, the Company reports corporate expenses and investments, and the related investment income supporting capital not specifically allocated to its product segments in a Corporate and Other segment. In addition, all realized gains and losses are reported in the Corporate and Other segment.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


      During 1996, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

      The following table summarizes the revenues and income (loss) before federal income tax expense for the years ended December 31, 1996, 1995 and 1994 and assets as of December 31, 1996, 1995 and 1994, by business segment.

                                                                  1996          1995         1994
                                                              -----------     --------     --------
          Revenues:
             Variable Annuities                               $     4,591        2,927        2,435
             Fixed Annuities                                       51,643       50,056       44,812
             Life Insurance                                           165          185          179
             Corporate and Other                                    1,545          234          891
                                                              -----------     --------     --------
                                                              $    57,944       53,402       48,317
                                                              ===========     ========     ========
          Income (loss) before federal income tax expense:
             Variable Annuities                                     1,094        1,196          658
             Fixed Annuities                                        5,156        5,633        5,093
             Life Insurance                                            (1)        (381)        (990)
             Corporate and Other                                    1,544          699          426
                                                              -----------     --------     --------
                                                              $     7,793        7,147        5,187
                                                              ===========     ========     ========
          Assets:
             Variable Annuities                                   503,111      267,097      185,332
             Fixed Annuities                                      787,682      643,313      606,696
             Life Insurance                                         2,597        2,665        2,677
             Corporate and Other                                   73,031       54,507       38,335
                                                              -----------     --------     --------
                                                              $ 1,366,421      967,582      833,040
                                                              ===========     ========     ========

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT


This Form S-6 Pre-Effective Amendment No. 1 comprises the following papers and documents:


The facing sheet.

Cross-reference to items required by Form N-8B-2.


The prospectus consisting of 81 pages.


Representations and Undertakings.

The Signatures.

Accountants' Consent

The following exhibits required by Forms N-8B-2 and S-6:

1.    Power of Attorney dated April 2, 1997.      Attached hereto.

2.    Resolution of the Depositor's Board of      Included with the Registration
      Directors authorizing the establishment     Statement on Form N-8B-2 for
      of the Registrant, adopted                  the Nationwide VL Separate
                                                  Account-A (File No. 811-6137),
                                                  and is hereby incorporated
                                                  herein by reference.


3.    Distribution Contracts                      Filed previously with initial
                                                  registration on May 14, 1997,
                                                  and is hereby incorporated by
                                                  reference herein.

4.    Form of Security                            Filed previously with initial
                                                  registration on May 14, 1997,
                                                  and is hereby incorporated by
                                                  reference herein.

5.    Articles of Incorporation of Depositor      Filed previously with initial
                                                  registration on May 14, 1997,
                                                  and is hereby incorporated by
                                                  reference herein.

6.    Application form of Security                Attached hereto.

7.    Opinion of Counsel                          Filed previously with initial
                                                  registration on May 14, 1997,
                                                  and is hereby incorporated by
                                                  reference herein.

Representations and Undertakings

The Registrant and the Company hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and the Company elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the Policies described in the prospectus. The Policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by the Company under the Policies. The Company represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the Policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by the Company, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) The Company has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the Contract Holders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) The Company represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of the Company, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the Policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.

                              ACCOUNTANTS' CONSENT

The Board of Directors of Nationwide Life and Annuity Insurance  Company:

We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the Prospectus.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
May 14, 1997

                                   SIGNATURES


      As required by the Securities Act of 1933, the Registrant, Nationwide VL Separate Account-A, has caused this Pre-Effective Amendment No. 1 to be signed on its behalf in the City of Columbus, and State of Ohio, on this 13th day of August, 1997.


                                                NATIONWIDE VL SEPARATE ACCOUNT-A
                                                           (Registrant)

(Seal)                                             NATIONWIDE LIFE AND ANNUITY
Attest:                                                INSURANCE  COMPANY
                                                             (Depositor)

W. SIDNEY DRUEN                                 By: JOSEPH P. RATH
W. Sidney Druen                                     Joseph P. Rath
Assistant Secretary                                 Vice President


Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 has been signed below by the following persons in the capacities indicated on the 13th day of August, 1997.


              Signature                     Title


LEWIS J. ALPHIN                           Director
------------------------------
Lewis J. Alphin


KEITH W. ECKEL                            Director
------------------------------
Keith W. Eckel


WILLARD J. ENGEL                          Director
------------------------------
Willard J. Engel


FRED C. FINNEY                            Director
------------------------------
Fred C. Finney


CHARLES L. FUELLGRAF, JR.                 Director
------------------------------
Charles L. Fuellgraf, Jr.


JOSEPH J. GASPER                  President/Chief Operating
------------------------------       Officer and Director
Joseph J. Gasper


 HENRY S. HOLLOWAY                Chairman of the Board and Director
 -----------------------------
Henry S. Holloway

                                  Chairman and Chief Executive Officer
DIMON RICHARD MCFERSON                 - Nationwide Insurance
------------------------------         Enterprise and Director
Dimon Richard McFerson


DAVID O. MILLER                           Director
------------------------------
David O. Miller


C. RAY NOECKER                            Director
------------------------------
C. Ray Noecker


ROBERT A. OAKLEY                Executive Vice President-Chief Financial Officer
------------------------------
Robert A. Oakley


JAMES F. PATTERSON                        Director        By /s/ JOSEPH P. RATH
------------------------------                               ------------------
James F. Patterson                                           Joseph P. Rath
                                                             Attorney-in-Fact

ARDEN L. SHISLER                          Director
------------------------------
Arden L. Shisler


ROBERT L. STEWART                         Director
------------------------------
Robert L. Stewart


NANCY C. THOMAS                           Director
------------------------------
Nancy C. Thomas


HAROLD W. WEIHL                           Director
------------------------------

Harold W. Weihl